
GREAT PANTHER
RESOURCES LIMITED

GPR:TSX

SILVER IN MEXICO


2008 ANNUAL REPORT


HOTEL SAN DIEGO

CORPORATE PROFILE

THE COMPANY

Headquartered in Vancouver, Canada, Great Panther Resources Limited is one of the fastest growing primary silver producers in Mexico. The Company owns a 100% interest in two operating mines in Mexico, and employs approximately 600 people.

MISSION STATEMENT

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

GOALS

With strong, established local management and infrastructure, Great Panther's immediate goal is to realize positive cash flow through increasing production while lowering costs. A secondary goal is to increase the quantity and quality of our resources, and the third is to continue to build the Company through exploration and acquisition.

FINANCIALS

	2006	2007	2008	2009(E)
Revenue (NSR – millions)	$ 6.3	$ 15.5	$ 22.4	$ 23.5
Production (millions of Ag eq oz)	0.6	1.3	1.8	2.1
Production (millions of Ag oz)	0.3	0.8	1.2	1.5
Earnings from mining operations	$ –	$ 1.4	$ 4.3	$ 6.7
Cash cost (US$ per Ag oz)	$ 11.17	$ 11.14	$ 10.25	$ 7.00–7.50

HIGHLIGHTS

YEAR END

35% increase in total annual production to 1,809,720 silver equivalent ounces (Ag eq oz) from 1,336,629 Ag eq oz in 2007

•

45% increase in mineral sales revenues to $22.4 million for the twelve months ended December 31, 2008 from $15.5 million for 2007

•

214% increase in net earnings from mining operations [1] (excluding amortization and depletion) to $4.3 million for the twelve months ended December 31, 2008 from $1.4 million for the same period in 2007

(1) Earnings from mining operations are defined as mineral sales less cost of sales (excluding amortization and depletion).

QUARTERLY

43% increase in quarterly production, resulting in a record 497,323 Ag eq oz in the fourth quarter 2008 compared to 346,729 Ag eq oz in the fourth quarter 2007

•

17% increase in mineral sales revenue to $5.5 million for the three months ended December 31, 2008 from $4.7 million for the three months ended December 31, 2007

•

Net earnings from mining operations increased to $1.5 million in the fourth quarter 2008 from $0.1 million for the fourth quarter 2007

•

47% decrease in cash cost per silver ounce, net of by-products, for the fourth quarter 2008 to US$7.58 from US$14.39 in the third quarter 2008 and an 8% decrease to US$10.25 for the full year 2008 from US$11.14 for the full year 2007

VISION

BUSINESS MODEL

- Get into production quickly and use the proceeds to supplement exploration, development and acquisition

SUCCESSFUL IMPLEMENTATION

- Feb. 2004 – New business commenced with initial exploration at Topia Mine
- July 2005 – Purchase and rehabilitation of Topia Mine
- Dec. 2005 – Purchase of Guanajuato Mine
- Jan. 2006 – Commence production at Topia
- June 2006 – Commence production at Guanajuato
- 2006-2008 – Steadily increase production

ASSETS

GUANAJUATO MINE COMPLEX

- Historically, the second largest silver producing district in Mexico
- >1 billion oz produced over 400 years

TOPIA MINE

- High grade production
- By-product lead, zinc and gold

MAPIMI PROJECT

- Advanced stage exploration in historic mining district
- 28.6 million oz resource plus new Molybdenum discovery

PEOPLE

- Internationally recognized Board of Directors covering 3 continents
- Based in Canada, UK and Australia
- Global experience in mining & exploration, finance and public companies
- Seasoned management team
- Engineers, accountants, geologists, lawyers
- Skilled workforce in Mexico
- Approximately 600 employees and contractors

STRATEGY

- Maintain profitability and increase production
- Play a leadership role in a merger of junior producers that would create a larger, stronger, mid-tier silver company
- Create a "Top Ten" silver producer – a "MUST HAVE" for all mining portfolios
- New company should be greater than the sum of its parts

LOCATION – MEXICO

According to figures tabulated by the CPM Group, silver production in Mexico increased by 4.5% in 2008, to 103.4 million ounces, keeping the country firmly in second place behind Peru. Furthermore, in its annual survey of mining companies, the Fraser Institute recently named Mexico as the most geologically prospective jurisdiction in the world.

Beyond its geological attractiveness, Mexico remains an excellent place to do business. Despite some negative press in recent months concerning drug-related violence, the country is politically stable and has a centuries-old tradition of mining. In the jurisdictions where Great Panther operates, all levels of government are supportive of mining, as are the local communities. In Great Panther's meetings with senior government officials, the latter have repeatedly voiced their government's desire to increase foreign investment, particularly from Canadian mining companies.


LEGEND
Great Panther operating mines
Great Panther exploration projects
Other major mineral projects
500 km
La Choya
La Herradura
Santa Gertrudis
El Boludo
Hermosillo
Sierra
Madre
Occidental
Dolores
Mulatos
Ocampo
Chihuahua
Alamo Dorado
El Sauzal
San Antonio
Guadalupe y Calvo
Mapimi
Topia Mine
Guanacevi
Torreon
Monterrey
La Cienaga
Velardena
Culiacan
Metates
Conception del Oro
Tayoltita
Durango
San Martin
Tocayos
Fresnillo
Gulf of Mexico
Guanajuato Mine
Monte del Favor
Guadalajara
San Martin
Real del Monte y Pachuca
Mexico City
Pacific
Ocean
Nukay
30ºN
25ºN
20ºN
15ºN
115ºW
110ºW
105ºW
100ºW
95ºW
90ºW

QUARTERLY HIGHLIGHTS

Q1 2008

- First quarter production increase of 24% over previous quarter, to 431,639 Ag eq oz
- Increase in sales revenue and earnings from mining operations
- Decrease in cash operating costs
- High grade silver-gold-lead-zinc veins at Topia extended along strike and down-dip

CHAIRMAN'S REPORT



On behalf of the Board of Directors of Great Panther Resources Limited, I am pleased to present you with the Company's 2008 Annual Report.

WORLD SITUATION

During the year we were affected by the influence of the financial crisis on metals markets. The prices of base metals are mainly governed by demand relative to the supply of them – when economies are buoyant, demand for base metals is high and their price goes up – and vice versa. On the other hand, gold's dominant characteristic is that of a financial asset, to which investors flock in times of economic uncertainty.

THE ROLE OF SILVER

Silver has a foot in both camps – it is the "poor man's gold" in times of crisis, while its industrial, medical, electronic and pharmaceutical uses expand almost daily. However, most silver is produced as a by-product of base metals production. When lower world prices cause a reduction in the supply of base metals from marginal producers, the volume of silver diminishes accordingly. Lower supply, with stable or increasing demand, can reasonably be expected to lead to higher silver prices.

PRICE EXPECTATIONS

The historical gold/silver ratios do not currently prevail, leading us to believe that the silver price has some

"... action taken to improve mining methods, achieve higher grades and increase output enabled the Company to overcome these challenges, such that each quarter of the year was a successive production record, culminating in a 35% increase in total annual production to 1,809,720 silver equivalent ounces."

serious ground to make up. Widespread estimates of the future price of silver as being US$40 to US$50 to US$60 per ounce are being increasingly forecast. Silver is considerably undervalued in relation to gold, and the case for increasing gold prices remains strong.

If the bulk of paper short positions in silver are held by only a few investment banks, and if those shorts hasten to cover their positions, and/or if investors start to demand delivery, such prices are distinctly possible. We have no reason to believe that there is sufficient physical silver available at current prices to meet demand. Many serious students of silver supply, demand and price predict an imminent explosion in the price of silver. Time will tell if they are correct. But even if they are only half right, their predictions bode well for the future of Great Panther.

COMPANY PERFORMANCE

We are most fortunate to have been able to come as far as we have in the last four years, with each year since 2006 having shown impressive growth, such that our average silver production has increased by more than 70% annually. From an explorer and developer to a producer in 2006, to capitalizing on its investments in its mines and plant, and achieving gross revenues greater than $15 million in 2007, the Company produced gross revenues of more than $22 million for 2008.

Many factors have made this possible: support from local communities and authorities, sage legal advice in both Canada and Mexico, contributions by Mexican governmental bodies, a strong work ethic in our mines and plant, competent mining contactors, the support of technical professionals, brokers, investors and industry analysts, a cohesive and unified board of directors, and excellent dedicated management at all levels of responsibility.

Respect for the abilities of all those whose contributions have been so important requires that the Company continue its policy of training, motivating, promoting and rewarding present and future key members of its team. In addition, the provision of stock options to all staff members, regardless of position or location, is a powerful motivator and gives employees a strong sense of belonging. People are the backbone of any successful company, and we are confident that with this talented and committed team, Great Panther has its best years still ahead.

CHALLENGES IN 2008

World silver prices, which had been above US$21 per ounce early in the year, fell to below US$9 per ounce in the second half. This presented the Company with serious challenges. However, action taken to improve mining methods, achieve higher grades and increase output enabled the Company to overcome these

QUARTERLY HIGHLIGHTS

Q2 2008

- New base metal rich zone discovered at Guanajuato
- Guanajuato drills 15.94 metres @1,305 g/t silver and 4.60 g/t gold
- New molybdenum-rich skarn discovered at Mapimi
- Surface drilling at Topia extends high-grade Argentina veins
- Renaissance of 400-year-old Guanajuato Mine celebrated
- Highest ever metal production of 436,072 silver equivalent ounces (Ag eq oz), including a record 275,515 Ag eq oz from Guanajuato
- New records for total silver and gold production of 287,135 ounces and 1,666 ounces, respectively
- Individual production records of 201,815 oz silver and 1,474 oz gold from Guanajuato.

CHAIRMAN'S REPORT

challenges, such that each quarter of the year was a successive production record, culminating in a 35% increase in total annual production to 1,809,720 silver equivalent ounces. In addition, strict and systematic cost controls resulted in net cash earnings from mining operations for the year exceeding $4 million.

ADDITIONS TO MANAGEMENT TEAM

The management team was strengthened during the year with the appointment of the former Senior Trade Commissioner for Mexico in Vancouver, Sergio Rios-Martinez, B.Ec., B.BA, MIM, MBA, as Vice President of Corporate Relations. Mr. Rios is stationed in Mexico and his appointment further strengthens Great Panther's corporate culture of a Mexican-Canadian company.

Led by the Company's President & CEO Robert Archer, he joins CFO Raakel Iskanius, COO Charles Brown, VP Business Development Francisco Ramos Sanchez, VP Exploration Robert Brown, Corporate Secretary Wendy Ratcliffe, Corporate Controller Deborah Young, Manager Information Systems Craig Mackay, Mine Manager at Guanajuato Carlos Castro Villalobos and Mine Manager at Topia Javier Melchor Ramirez Vargas.

SHAREHOLDER RIGHTS PLAN

During the year the Board of Directors approved the adoption of a Shareholder Rights Plan, intended to ensure that all shareholders are treated equally and fairly, as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. Similar to other shareholder rights plans adopted by Canadian corporations, the Plan has been adopted in order to provide sufficient time to assess and evaluate any take-over bid or other control transaction, and to explore and develop alternatives for maximizing shareholder value.

IFRS

In 2011, Canadian Generally Accepted Accounting Principles ("GAAP") will cease to exist for all Canadian public companies. In its place will be International Financial Reporting Standards ("IFRS"), which have already been adopted by more than 100 countries. In a world with increasing international commerce and investment, it makes sense for publicly listed entities to present their statements of financial affairs in a manner comprehensible by residents of other countries as well as their own – IFRS seeks to achieve this.

However, IFRS is far more than merely a restatement of financial records to a new format. More accounting choices are available under IFRS, and any particular choice may have long-term implications. This means management needs to begin careful assessment of those choices immediately, test-run the effects thereof and then adopt or amend as appropriate. By virtue of the different choices available, explanations contained in future MD&As will be far more extensive.

IN CONCLUSION

I believe that we are fortunate in these difficult economic times to be a producer of silver and gold, and anticipate continued growth in production, revenues and shareholder value in 2009. I would also like to express the Company's appreciation for the many positive contributions of our management and staff, to our loyal shareholders, our corporate counsel both in Canada and in Mexico, and to our supportive stockbrokers and business associates.

Sincerely,

Kaare Foy
Executive Chairman

PRODUCTION

- Production growth to date has been steady – 10 out of 12 quarters of successive increases



GPR 2006 – 08 Quarterly Production by Mine (Ag Eq Oz)
Topia
Guanajuato
600,000
500,000
400,000
300,000
200,000
100,000
0
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

REVENUES

- Revenues reflect both production growth and commodity prices
- Lots of upside as metal prices rise



Total Gross Revenues (CAD$)
7,000,000
6,000,000
5,000,000
4,000,000
3,000,000
2,000,000
1,000,000
0
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

QUARTERLY HIGHLIGHTS

Q3 2008

- Record total metal production of 444,686 silver equivalent ounces, a 23% increase compared to the production for Q3 2007
- Topia's highest metal production ever of 208,589 silver equivalent ounces
- Best grade concentrate from Guanajuato at 9,750 g/t silver and 64 g/t gold
- Topia resources increased
- Molybdenum-rich skarn discovery at Mapimi expanded to more than 250 metres across and 200 metres thick

Q4 2008

- 43% increase in quarterly production resulting in a record 497,323 Ag eq oz in fourth quarter of 2008 compared with fourth quarter of 2007
- 17% increase in mineral sales revenue to $5.5 million in fourth quarter of 2008 compared with fourth quarter of 2007
- Net earnings from mining operations increased to $1.5 million from $0.1 million in fourth quarter of 2008 compared with fourth quarter of 2007
- 47% decrease in cash cost per silver ounce, net of by-products, for the fourth quarter 2008 to US$7.58 from US$14.39 in the third quarter 2008

PRESIDENT'S REPORT



It is difficult to discuss 2008 without understating the volatility of markets and commodity prices, the rapidity of the downturn and the severity of the consequences on countries, economies, companies and individuals. The mining industry as a whole was severely impacted, in particular by the crash in metal prices at a time when costs had been escalating almost as quickly. Junior mining companies lost 70%–90% of their value in a very short period of time, as they fell victim to a broad-based sell-off in equity markets.

While Great Panther's share price suffered a similar fate, the Company had four consecutive quarters of record production and significantly reduced operating costs by year end at its two mines in Mexico, such that we emerged from the downturn stronger and more cost efficient. Our production target for the year was exceeded and we are projecting a further 20% increase in production for 2009, but with a lower cost base.

At Guanajuato, cut-off grades were increased, recoveries were improved, the smelter contract was changed from Peñoles to IMMSA and the processing schedule at the plant was modified to save electricity. At Topia, ten of fourteen individual mines were temporarily closed until new mining contracts were negotiated, cut-off grades were increased, dilution was minimized and smelter terms were renegotiated. Subsequently, eight of the closed mines were

"Looking forward, Great Panther is planning on increasing production at both Guanajuato and Topia, lowering costs even further, examining the viability of the Mapimi Project, and looking for growth opportunities through acquisitions and/or mergers. "

re-opened, bringing the total back to twelve. All of the aforementioned measures, among others, resulted in bringing costs at the mines back to a level whereby they were generating positive earnings from mining operations by year end.

In May, Great Panther celebrated the renaissance of its Guanajuato Mines in the courtyard of the historic Valenciana Mine. With a guest list that included some 250 Mexican dignitaries, mining executives from our peer group, employees, contractors and members of the media, this event proved to be a highlight for all in attendance. As the Guanajuato Mines are among the best known and most historic in the country, the event was a perfect time for Great Panther to announce a number of community-related initiatives as a sign of its long-term commitment to Guanajuato.

Our exploration programs through the early part of 2008 were successful in upgrading our existing resources at the Topia Mine and the Mapimi Project, and establishing the down-dip continuity of high grade silver-gold mineralization in the Cata area of the Guanajuato Mine. At the latter, the deepest holes, at the 600-metre level, also intersected copper-lead-zinc mineralization that could indicate a transition to a base metal environment below. This deep drilling program is being used to estimate the first NI 43-101 compliant resource for the Guanajuato Mine.

At Mapimi in Durango State, stepout drilling from the La Gloria silver-lead-zinc zone resulted in the discovery of a buried molybdenum deposit. While this could ultimately have a positive impact on the project economics, tumbling commodity prices and rising smelter charges forced the Company to temporarily halt field work at Mapimi in the second half of 2008.

Looking forward, Great Panther is planning on increasing production at both Guanajuato and Topia, lowering costs even further, examining the viability of the Mapimi Project, and looking for growth opportunities through acquisitions and/or mergers. Management believes that the junior silver producers need to consolidate, and we plan to take a leading role in making this happen.

I would like to take this opportunity to extend my sincere thanks to everyone in the Company, our contractors, consultants and suppliers for helping Great Panther navigate through a perfect storm in 2008, and my congratulations on achieving so many production records and exploration successes in such challenging times.

Robert A. Archer, P. Geo.
President & CEO

OPERATIONS

Great Panther's operations enjoyed an exemplary year in 2008. Overall, the Company exceeded its production target for the year of 1.75 million silver equivalent ounces by producing 1.81 million ounces. In doing so, it had four quarters of successive increases and set numerous records for production, ore grade and metal recoveries. The Company is anticipating a 20% increase in silver production for 2009, which translates to approximately 2.1 million silver equivalent ounces.

Due to the strict cost-reduction program implemented in the fourth quarter of the year, operating costs were significantly reduced, and both mines were returned to profitability by year-end. While this initially necessitated the temporary reduction of certain development work, these programs are ultimately necessary for the continuation of mining and are being resumed on an as-needed basis. For 2009, the Company is projecting costs in the range of US$7.00 to US$7.50 per ounce of silver, net of by-product credits, for the two mines combined.

Exploration at the Guanajuato and Topia Mines was successful in 2008 in delineating new resources, extending known ore zones and discovering new zones of potentially economic mineralization. At the Mapimi Project, silver-lead-zinc resources were enlarged and a buried molybdenum deposit was discovered. Unfortunately, the economic downturn in the latter part of the year and the resulting focus on cash preservation led to a significant reduction in exploration budgets and the temporary suspension of most field work. Exploration will be continued in 2009 as funds become available.

GUANAJUATO SILVER-GOLD MINE COMPLEX

The historical significance of Great Panther's flagship Guanajuato Mine in the City of Guanajuato was acknowledged and celebrated in the courtyard of

GUANAJUATO

- World-class silver-gold deposit
- Provides longevity and solid foundation
- Currently operating at ~500 tonnes per day with plant capacity of ~1,200 tonnes per day – expansion potential
- Mineralization extended from 430 m to 600 m – depth potential along 4.2 km strike
- Produced 1,122,482 oz silver equivalent (including 848,083 oz Ag) in 2008
- Forecasting 20% increase in production in 2009

TOPIA

- Multiple high grade Ag-Au-Pb-Zn veins in historic district in the Sierra Madre
- Twelve veins currently being mined
- Mine life extended to 7 years after mining for 2.5 years
- Exploration potential could add another 4–5 years with further definition
- Produced 687,238 oz silver equivalent (including 366,199 oz Ag) in 2008
- Estimating similar production for 2009

MAPIMI

- Advanced stage exploration covering 15,000 hectares on paved highway, 100 km from smelter
- Historic mining district
- Geophysics, mapping, geochemistry and drilling has identified a 4.5 km wide system with 3 styles of polymetallic mineralization
- Global resource of 28.6 million oz silver equivalent at surface
- Molybdenum deposit discovered in 2008 – potential for 20+ million lbs molybdenum
- Configuration of zones well suited to open pit mining

The silver market is historically volatile, but prices in 2008 went on the wildest roller coaster ride that we have seen in modern times. The silver price began the year at US$14.93/oz and ended at US$10.79/oz but, in between, reached a high of US$20.92/oz in the first quarter and plummeted to a low of US$8.88/oz in late October. These extreme price moves, to a large degree, reflected the volatility of global stock markets and investor sentiment in general.

According to CPM Group, investor interest in silver hit its highest level since the early 1980s, with purchases of more than 100 million ounces in 2008. This trend is expected to continue in 2009, with more than 180 million ounces of investment buying, largely in ETFs. Despite the strong interest in silver, there was even more investor interest in gold in 2008, driving the gold:silver ratio to a high of 84.4:1 on October 17. This is relatively high within a 24-year range of 44:1 to 98:1, and some suggest that the ratio is due for a correction in favour of silver. While Great Panther benefits from high gold prices due to its by-product production, primarily at Guanajuato, the Company would obviously benefit more from a rise in the silver price if the ratio reverts.

While new uses for silver are continuously coming on stream and supply:demand fundamentals remain strong, investment demand remains as the main driver of silver prices. With global economies still fragile, government debt levels escalating rapidly and the potential for currency defaults looming, it is likely that investment demand for silver will stay strong for the foreseeable future.

the Valenciana Mine in May 2008. As the district has been one of the best known and most prolific silver producers in Mexico for centuries, the event attracted some 250 guests from federal, state and local governments, mining executives from peer companies, staff, contractors, suppliers and others associated with the Company. The Valenciana Mine itself was, in the late 18th century, known as the richest silver mine in the world, and Guanajuato, a UNESCO World Heritage city and capital of the state of Guanajuato, was built from the riches of the mines. Great Panther is proud to be bringing these mines back to their former glory.

Since purchasing the under-capitalized mining complex in late 2005, Great Panther has conducted significant rehabilitation and expansion of the mines and refurbished the plant facility. The tailings pond has been upgraded and expanded to allow for twelve more years of capacity, a new state-of-the-art assay laboratory has been constructed on-site at the plant, and production has increased steadily since the Company commenced mining in mid-2006.

Exploration drilling has identified additional mineralization in multiple locations along the 4.2-kilometre strike length of the main property and, more significantly, extended the ore body to a vertical depth of 600 metres in the Cata Shaft area. Previously, the deepest workings in this area were at the 417-metre level, so these drill results highlight the potential to extend all of the mineralization by roughly 200 metres more. Presently, more than 50% of Great Panther's production at the Guanajuato Mine comes from the deep Cata area and grades are increasing with depth, confirming the validity of some of the high grade drill intersections reported from the deep exploration drilling conducted earlier in 2008.

Production from the Guanajuato Mine in 2008 totalled 848,082 oz silver and 5,489 oz gold, or 1,122,482 Ag eq oz, and resulted in the achievement of several new

EXPLORATION HIGHLIGHTS

- Deep drilling at Cata Mine continued to delineate excellent grades of silver and gold and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres
- The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated mineral resources of 153,373 tonnes at 501 g/t silver (Ag), 0.95 g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn) as well as 98,083 tonnes of 468 g/t Ag, 0.97 g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category
- At Topia, underground development along the Cantarranas, Gregorio and Rosario veins averaged high grades of silver, lead and zinc over 55 to 95 metre strike lengths
- Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick

OPERATIONS

production records. Fourth quarter metal production was a quarterly record at 269,795 oz silver and 1,479 oz gold, or 343,738 Ag eq oz, from 38,498 tonnes of ore. The average ore grade increased to its highest level of 254 g/t Ag and 1.44 g/t Au in the fourth quarter, resulting in a 35% increase in the silver equivalent grade when compared with third quarter 2008, and an increase of 108% from fourth quarter 2007. December production was particularly strong at Guanajuato, with 148,716 Ag eq oz produced from 11,780 tonnes at a grade of 358 g/t silver and 1.84 g/t gold. This is the highest monthly metal production ever from Guanajuato and exceeds the previous record, set the month before, by 37%.

As metal prices declined in the latter half of 2008, ore cut-off values were increased, forcing several changes in the mine. Lower grade production from the San Vicente and Promontorio areas was stopped and mining was focused on the higher grade areas of Cata, Rayas and Guanajuatito. Two new 3.5 yard scoop trams had been deployed in the Cata and Guanajuatito areas in the third quarter, and these have enabled improved production from the higher grade areas.

Plant performance at Guanajuato improved significantly through 2008. Metal recoveries in fourth quarter 2008 were the highest to date and averaged 83.1% for gold and 85.8% for silver, compared to 77.5% and 83.0%, respectively, in Q3. The quality of the concentrates improved further to a record 13,525 g/t silver and 74 g/t gold. As of November, concentrates are being transported to a copper smelter, a shorter distance from the mine, with appreciably lower overall costs.

TOPIA SILVER-GOLD-LEAD-ZINC MINE

Despite being one of the oldest mining districts in Mexico, dating back to 1538, the lack of roads and

"In the second quarter, while testing additional exploration targets, the Company discovered a buried molybdenum deposit, only a kilometre away from La Gloria. Hosted in a skarn-type alteration within sedimentary rocks, the quartz-molybdenite mineralization begins at about 40 metres below surface and extends to a depth of approximately 200–250 metres. "

other infrastructure in this small town in the mountains of the Sierra Madre precluded mining on a more modern scale until 1952, when Peñoles consolidated the mining concessions, built a plant and put in a road and power line. The mine was sold to a private company in 1989 and Great Panther completed its purchase of the operations in 2005.

Since recommencing mining in January 2006, Great Panther's production from Topia has risen to its current levels, grades have increased, resources have been enlarged and plant efficiencies have improved. In 2008, metal production at Topia totalled 366,199 oz silver, 812 oz gold, 1,930,704 lbs lead and 2,367,096 lbs zinc, or 687,238 Ag eq oz. Ore grades averaged 363 g/t Ag, 0.75 g/t Au, 2.81% Pb and 3.26% Zn.

The plant generated metal recoveries of 86.8% for Ag, 82.9% for Au, 91.4% for Pb and 84.9% for Zn in 2008. In addition to processing the 35,318 tonnes from the Company's mines, 11,728 tonnes were custom milled for a local miner, thereby increasing revenue and keeping unit costs down.

Overall, the Topia Mine had a roller coaster year in 2008 due to escalating costs and falling commodity prices, but is now a much more cost-efficient operation as a result. Early in the year, with high silver, gold, lead and zinc prices, the mine was operating at a profit. However, effective June 1, the treatment charges for lead and zinc concentrates were arbitrarily raised by the smelter by roughly 150% while commodity prices started tumbling.

Under this scenario, management was forced to take immediate remedial action. Of the fourteen individual mines operating in the district and feeding our plant, ten were temporarily shut down in the fourth quarter. Contracts with mining contractors were renegotiated, cut-off grades were raised and mine plans adjusted. Subsequent to year end, eight mines were brought back into operation, bringing the total to twelve. With only a slight drop in tonnage but at higher grades, there has been no loss of output and Topia is expected to produce about the same amount of metal in 2009 as in 2008.

MAPIMI PROJECT

In the first quarter of 2008, Wardrop Engineering of Vancouver, Canada delivered an updated NI 43-101 compliant mineral resource estimate for the La Gloria/ Las Palmitas Zones on the Mapimi Project in northeastern Durango State, Mexico. The new estimate upgraded the previous resource of 22.3 million silver equivalent ounces (Ag eq oz) from the Inferred to the Indicated category and added an additional 6.3 million Ag eq oz in the Inferred category for a global resource of 28.6 million recoverable Ag eq oz.





Quartz amethyst veining in Veta Madre, Guanajuato

CORPORATE RESPONSIBILITY

ENVIRONMENTAL SUSTAINABILITY

- New assay lab at Guanajuato collects dust and neutralizes acids
- Trees planted on tailings berm for ground stabilization and dust control
- Water from tailings is recycled back to plant

COMMUNITY DEVELOPMENT INITIATIVES

- Scholarships and funding for Guanajuato School of Mines
- Restoration of Spanish mining ruins
- Re-opening of Valenciana Courtyard to tourism with proceeds to local charities

OPERATIONS

In the second quarter, while testing additional exploration targets, the Company discovered a buried molybdenum deposit, only a kilometre away from La Gloria. Hosted in a skarn-type alteration within sedimentary rocks, the quartz-molybdenite mineralization begins at about 40 metres below surface and extends to a depth of approximately 200–250 metres. The zone appears to be about 250 metres wide and grades are in the range of 0.02%–0.04% molybdenum. With only seven holes into the zone so far, the significance of this discovery has yet to be determined.

An in-house scoping study was initiated in 2008 to make a preliminary assessment of the potential economics of mining at Mapimi. However, the drop in commodity prices and increase in smelter charges both negatively impacted the project and the study was put on hold until prices stabilize and lower smelter charges are available.

ENVIRONMENT & SAFETY

During 2008, Great Panther began the implementation of a plan established under the Voluntary Environmental Audit program for which it enrolled in 2007. The program, set up by the Mexican environmental ministry or SEMARNAT, is a proactive way for companies to determine their own environmental standards and goals using the government's requirements as a baseline. Plans are reviewed, modified and approved by government personnel in advance, then, after implementation by the Company, reviewed on a periodic basis in a consultative manner.

This forward-thinking approach to environmental sustainability ensures that Great Panther is exceeding government standards in a proactive manner.

Both mines continue to operate with a strong emphasis on safety, focussing on training, the provision of modern equipment and the promotion of a work ethic that puts safety principles at the forefront of workers' attitudes.

COMMUNITY RELATIONS

The Company continued its commitment to the communities in which it operates. In 2008 a new Vice President of Corporate Relations, Mr. Sergio Rios Martinez, was hired to act as a liaison between the Company and all levels of government in Mexico, including regulatory bodies and community members. Mr. Rios was most recently the Senior Trade Commissioner for Mexico in Vancouver and has held similar posts in London, England and the Hague.

The Company announced its support for the Guanajuato School of Mines through scholarships and equipment for a rock mechanics laboratory, as well as pledging support for the reconstruction of historic mining buildings on Great Panther's property, and committing to reopen the courtyard of the Valenciana Mine to tourism, with proceeds going to local charities. In the small town of Topia, Great Panther's mine is the largest employer and has a significant impact on the local economy. The Company is actively involved in the community in a variety of ways on an ongoing basis.

CORPORATE GOVERNANCE

Great Panther's commitment to the principles of proper corporate governance has resulted in the Company continually increasing its standards of disclosure and reporting. Blackout periods for insiders and employees are strictly observed, and all news releases and other publications are reviewed by the Company's Disclosure Committee prior to issue. A formal code of ethics and business conduct, as well as a Whistleblower Policy, have been adopted to ensure that directors, management and employees are aware of what is, and what is not, acceptable conduct.

Great Panther's Board of Directors has three standing committees: the Audit Committee; the Compensation Committee; and the Nominating and Corporate Governance Committee. These committees assist the Board in its responsibility for the stewardship of the Company and in achievement of corporate goals and objectives.

The Company has complied with the internal control provisions of Section 404 of the Sarbanes-Oxley Act implemented by the United States Securities and Exchange Commission. For the year under review, the Company's auditors have expressed an unqualified opinion on the effectiveness of the Company's internal controls over financial reporting.

HIGHLIGHTS

YEAR END HIGHLIGHTS

- 35% increase in total annual production to 1,809,720 silver equivalent ounces (Ag eq oz) from 1,336,629 Ag eq oz for the same period in 2007
- 45% increase in mineral sales revenues to $22.4 million for the twelve months ended December 31, 2008 from $15.5 million for 2007
- 214% increase in net earnings from mining operations (1) (excluding amortization and depletion) to $4.3 million for the twelve months ended December 31, 2008 from $1.4 million for the same period in 2007
- 8% decrease in cash cost per silver ounce for the full year 2008 from 2007

QUARTERLY HIGHLIGHTS

- 43% increase in quarterly production, resulting in a record 497,323 Ag eq oz in the fourth quarter 2008 compared to 346,729 Ag eq oz in the fourth quarter 2007
- 17% increase in mineral sales revenue to $5.5 million for the three months ended December 31, 2008 from $4.7 million for the three months ended December 31, 2007
- Net earnings from mining operations increased to $1.5 million in the fourth quarter 2008 from $0.1 million for the fourth quarter 2007
- 47% decrease in cash cost per silver ounce, net of by-products, for the fourth quarter 2008 to US$7.58 from US$14.39 in the third quarter 2008, and an 8% decrease to US$10.25 for the full year 2008 from US$11.14 for the full year 2007

EXPLORATION HIGHLIGHTS

- Deep drilling at Cata Mine continued to delineate excellent grades of silver and gold, and to extend the strike length of the recently discovered base metal rich zone at a depth of 600 metres
- The new NI 43-101 mineral resource estimate for the Topia Mine comprises Measured & Indicated mineral resources of 153,373 tonnes at 501g/t silver (Ag), 0.95 g/t gold (Au), 5.38% lead (Pb) and 4.85% zinc (Zn), as well as 98,083 tonnes of 468 g/t Ag, 0.97 g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category
- At Topia, underground development along the Cantarranas, Gregorio and Rosario veins averaged high grades of silver, lead and zinc over 55 to 95 metre strike lengths
- Molybdenum-rich skarn discovery at Mapimi Project in Durango expanded to more than 250 metres across and 200 metres thick

(1) Earnings from mining operations are defined as mineral sales less cost of sales (excluding amortization and depletion).

MANAGEMENT'S DISCUSSION & ANALYSIS

FOR THE YEAR ENDED DECEMBER 31, 2008

This Management's Discussion and Analysis ("MD&A") prepared as of March 18, 2009, reviews the financial condition and results of operations of Great Panther Resources Limited ("Great Panther" or the "Company") for the year ended December 31, 2008, and other material events up to the date of this report. The following discussion should be read in conjunction with the Company's December 31, 2008 annual audited consolidated financial statements and related notes.

The financial data included in the discussion provided in this report has been prepared in accordance with Canadian generally accepted accounting principles. The consolidated financial statements and MD&A have been reviewed by the Great Panther Audit Committee and approved by the Great Panther Board of Directors. All dollar amounts are in Canadian dollars, unless otherwise noted.


GPR 2006-08 Total Quarterly Production
Silver Equivalent Ounces
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 06
Q3 06
Q1 07
Q3 07
Q1 07
Q3 08
Fiscal Quarter

For 2008, silver equivalent ounces for each metal were established using commodity prices of: US$800 per oz, US$16 per oz, US$1.15 per lb, and US$1.00 per lb; for gold, silver, lead & zinc, respectively, and applied to the recovered metal content of the concentrates that were produced by the two operations.

OVERVIEW

Great Panther Resources Limited is a revenue-generating, active mining and exploration company listed on the Toronto Stock Exchange ("TSX"), trading under the symbol "GPR". The Company's current activities are focused on the mining of precious and base metals from its wholly-owned properties in Mexico. In addition, Great Panther is also involved in the acquisition, exploration and development of other Mexican properties.

All of Great Panther's assets in Mexico are held through Minera Mexicana el Rosario, S.A. de C.V. ("MMR"), a wholly-owned subsidiary acquired in February 2004. In 2005, the Company incorporated Metalicos de Durango, S.A, de C.V. and Minera de Villa Seca, S.A. de C.V. These two operating subsidiaries of the Company are responsible for the day-to-day affairs and operations of the Topia and Guanajuato mines, respectively, through service agreements with MMR. On February 20, 2007, Great Panther incorporated an additional subsidiary, Exploraciones Mineras el Rosario, S.A. de C.V., responsible for the exploration and further development of the Company's mineral properties.

GROWTH STRATEGIES

Great Panther's mission is to become a leading primary silver producer by acquiring, developing and profitably mining precious and base metals in Mexico. We are committed to conducting ourselves with fairness and integrity, and managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we live and work.

Our principal goals are to grow our earnings from mining operations and realize positive cash flow while continuing to actively pursue exploration and development opportunities in Mexico.

To grow our business, we are focusing on three different fronts, and we believe these three key components will allow us to execute our strategy successfully.

1. Our people

One of our key strategies is to build the team that will help us achieve our goals. This includes recruiting, training and developing the right people, as well as enhancing the productivity of our team by giving them the tools and training they need to be effective.

Our ability to recruit and retain qualified employees is critical to our success as a company. In addition to our experienced key personnel, we look for bright, hard-working individuals with positive attitudes, and we are committed to providing our people with a great workplace and opportunities to grow with the Company.

In July 2008, the Company appointed Sergio Rios Martinez, as Vice President of Corporate Relations. Mr. Rios was the Senior Trade Commissioner for Mexico in Vancouver, Canada from 2001 until mid-2008, in charge of western Canada and the Pacific north-western USA. His extensive international experience and contacts at many levels of various governments make him an exceptionally valuable member of the Great Panther management team. As the Company has expanded the number of employees and contractors in Mexico beyond 600, and increased its exploration and production activities there, it has become increasingly important to have strong diplomatic, social and cultural ties in Mexico.

2. Our processes

Our operations focus on the initial stages of the silver mining chain: exploration, mining and processing. The Guanajuato and Topia operations depend on the discovery of new mineralization. New discoveries that are close to the existing operations mean that the time from discovery to production is reduced and, by utilizing existing infrastructure, the capital requirement is lower.

During 2008, the performance of the mining and processing operations was bolstered by additional expertise brought in by the infusion of new technical and management personnel.

Mine development was focused towards accessing higher grade ore at both operations. The success of vigilantly implemented mine grade control procedures, coupled with the replacement of obsolete underground mobile equipment, provided the foundation for significantly improved mining operations, ore grades and silver production.

Ore processing was supported by a metallurgical testwork program under the direction of a senior metallurgical consultant. This, together with the local expertise, resulted in a continual improvement in processing performance.

3. Our location

Great Panther is focused on Mexico for several reasons. Mexico is second only to Peru in terms of global silver production and contains more primary silver mines than any other country. It has a rich mineral endowment and a long history of mining. This mining culture continues today and mining companies in Mexico typically enjoy strong support from all levels of government and from the local people.

As part of NAFTA, Mexico has a stable political and economic environment in which to operate. In addition, due to the climate, most projects can be worked year round and many can be reached in a single day from Vancouver. Great Panther's Guanajuato Mine is serviced by an international airport only 30 minutes away.

Although there are more than 200 mining/exploration companies now working in Mexico, Great Panther had the advantage of being an "early mover" and has a broad base of contacts that benefits its mining operations, exploration programs and provides exposure to new opportunities. To capitalize further on this, the Company appointed Francisco Ramos, one of the co-founders of the business, as the Vice President of Business Development in late 2007. Ing. Ramos' extensive network in Mexico was responsible for the Company's acquisition of both of our mines and he is seeking additional growth opportunities for Great Panther in his business development role.

RECENT DEVELOPMENTS

In response to the decline in metal prices and deteriorating global economic conditions in the latter part of 2008, management undertook a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, obtaining more favourable terms with a new smelter, lowering headcount, and raising cut-off grades.

During the fourth quarter of 2008, the Company's operating costs at its two 100% owned Mexican mines were lowered substantially in response to declining commodity prices. A large increase in electricity costs and smelter charges, arising mostly in the third quarter, also increased the emphasis on lowering the costs the Company could control. In late September, a cost cutting program was implemented in conjunction with an increase in cut-off grades at both the Guanajuato and Topia Mines such that total operating costs for November and December were considerably lower than third quarter costs. The continuation of this program into 2009 is projected to result in a combined operating cost of US$7.00 - $7.50 per ounce for the two mines in 2009. Although these actions reduced Topia's production for the fourth quarter, total production at both mines in 2008 of 1,809,720 Ag eq oz exceeded the annual goal of 1,750,000 Ag eq oz.

At Topia, the Company had been operating 14 individual mines in the district that all fed ore to the central plant, each of which had its own cost structure due to different vein widths and grades, and degree of mine development required. As such, the Company has the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recover. As a result of this process, more than half of these, mostly smaller, mines were closed in November and overall production from the Topia operation decreased by about 25% in the fourth quarter but resulted in an operating profit.

Costs were cut throughout the operation and on January 26, 2009, the Company announced that eight of the recently closed mines had been reopened with a profitable plan for 2009, restoring Topia to previous production levels. The Company negotiated lower cost contracts for the mining of these and other veins and many of the local mine workers returned to work in January. In all, twelve of the former fourteen mines are now being exploited.

At Guanajuato, several cost reductions were implemented during the fourth quarter and the cut-off grade was raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. Production from the lower grade San Vicente Mine was terminated and production from the Promontorio Mine was deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment were moved from these areas into the higher grade and profitable Rayas Mine. Both San Vicente and Promontorio are close to surface and accessible by ramp, such that no care and maintenance is required and they can be re-opened at any time in the future. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher capacity but only 4 days per week. The Company has signed a new contract with a new purchaser for the sale of its concentrates from Guanajuato. The contract with our primary customer expired in December 2008 and it was mutually agreed for Guanajuato to seek an alternative purchaser for its concentrates. In October, we signed a new contract with another customer. The new contract has resulted in significant cost savings.

In the continuing drive to cut costs, the majority of planned fourth quarter capital expenditures were deferred into 2009 and will be reviewed on a quarterly basis. Any mine development not related to immediate production has also been deferred. Exploration has been stopped on all projects for the time being, and staffing levels have been reduced accordingly. The aforementioned cost-cutting measures had a strong positive effect in the fourth quarter which will continue into 2009.

PRIMARY MINING PROPERTIES

Guanajuato Mine

Production from the Guanajuato Mine in the fourth quarter resulted in the achievement of several new production records. Quarterly metal production was a record 269,795 oz silver and 1,479 oz gold, or 343,738 Ag eq oz, from 38,498 tonnes of ore. The average ore grade increased to its highest level of 254 g/t Ag and 1.44 g/t Au, resulting in a 35% increase in the silver equivalent grade when compared to the third quarter of 2008 and an increase of 108% from the fourth quarter of 2007. December production was particularly strong at Guanajuato, with 148,716 Ag eq oz produced from 11,780 tonnes at a grade of 358 g/t silver and 1.84 g/t gold. This is the highest monthly metal production ever from Guanajuato and exceeds the previous record, set the month before, by 37%.

Plant performance at Guanajuato was excellent in the fourth quarter. Metal recoveries were the highest to date and averaged 83.1% for gold and 85.8% for silver in the fourth quarter compared to 77.5% and 83.0%, respectively, in the third quarter. The quality of the concentrates improved further to a record 13,525 g/t Ag and 74 g/t Au. As of November, concentrates are being transported to a copper smelter, a shorter distance from the mine, with appreciably lower overall costs.

For the year ended December 31, 2008, cumulative throughput decreased 24% from 203,968 tonnes in 2007 to 155,079 tonnes in 2008. However, metal production increased 58% to 1,122,482 Ag eq oz from 710,903 Ag eq oz in 2007 and exceeded the 2008 target of 1,100,000 Ag eq oz. The mining strategy, which had been changed towards the end of 2007, focused on production from the higher grade, cut-and-fill stoping in the Guanajuatito North Zone and the Cata Clavo which were supplemented by mining of ore remnants and pillars in the Rayas, San Vicente and Promontorio areas. Strict grade control procedures were implemented throughout which had the impact of limiting ore supply to the mill, but at much improved grades.

The average ore grade for 2008 was 1.40 g/t gold and 203 g/t silver compared to 0.86 g/t gold and 113 g/t silver in 2007. Plant performance was also much improved with metal recoveries at 78.6% and 83.7% for gold and silver respectively, up from 71.0% and 72.8% in 2007, and concentrate gold and silver contents at 61 g/t and 9,476 g/t respectively, up from 31 g/t and 4,315 g/t in 2007.

	2008					2007				
	Total	**Q4**	**Q3**	**Q2**	**Q1**	**Total**	**Q4**	**Q3**	**Q2**	**Q1**
Tonnes milled	**155,079**	**38,498**	**37,237**	**38,951**	**40,393**	203,968	45,773	60,031	48,403	49,761
Production										
Silver (ounces)	**848,083**	**269,795**	**177,810**	**201,815**	**198,663**	521,225	127,624	155,272	131,683	106,646
Gold (ounces)	**5,488**	**1,479**	**1,166**	**1,474**	**1,369**	3,794	946	1,147	903	798
Silver equivalent ounces (Ag eq oz)	**1,122,482**	**343,738**	**236,097**	**275,515**	**267,132**	710,903	174,906	212,617	176,828	146,552
Average ore grade										
Gold (g/t)	**1.40**	**1.44**	**1.26**	**1.50**	**1.40**	0.86	0.86	0.84	0.80	0.71
Silver (g/t)	**203**	**254**	**179**	**192**	**188**	113	113	110	116	93
Metal recoveries										
Gold	**78.6%**	**83.1%**	**77.5%**	**78.3%**	**75.5%**	71.0%	72.0%	70.7%	72.4%	70.2%
Silver	**83.7%**	**85.8%**	**83.0%**	**84.0%**	**81.5%**	72.8%	77.1%	73.2%	73.3%	71.6%
Concentrate grades										
Gold (g/t)	**61.32**	**74.14**	**63.96**	**72.65**	**44.13**	31.41	31.55	32.95	28.19	28.48
Silver (g/t)	**9,476**	**13,525**	**9,755**	**8,411**	**6,402**	4,315	4,459	4,461	4,111	3,806

Metal prices declined in the latter half of 2008, forcing several changes to the Guanajuato operations. A number of cost reductions were implemented and the cut-off grade was raised to 225 and 250 g/t Ag equivalent depending on the cost structure of individual mines. As mentioned in the "Developments in 2008" section, production from the lower grade San Vicente Mine was terminated and production from the Promontorio Mine was deferred as this area still requires some underground development and was not yet generating an operating profit. Contractors and their equipment were moved from these areas into the higher grade and profitable Rayas Mine. In response to the increase in electricity rates, the Guanajuato plant is now operating at a higher daily throughput but only 4 days per week.

Two new 3.5 yard scoop trams were deployed in the higher grade areas of Cata and Guanajuatito at the end of the third quarter and, as anticipated, have enhanced development and production efficiency from these areas such that the fourth quarter resulted in higher metal production.

Guanajuato Production – Silver Equivalent


350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

During the fourth quarter, mining between the 430 and 417 metre levels of the Cata Clavo, coupled with undercut development on the new 460 metre level, accounted for 16,800 tonnes of ore milled at grades of 319 g/t silver and 1.46 g/t gold. This confirms the validity of some of the high grade drill intersections reported from the deep exploration drilling conducted earlier in 2008.

Mining at Guanajuatito focused on the North Zone and, at Rayas, on development and production from the recovery of higher grade remnants and pillars. The latter included the development of a flatter lying vein which splits off from the main Veta Madre in the formerly mined San Pio area at Rayas. Diamond drilling to explore for extensions of and to better define the Cata Clavo and other higher grade areas will continue from stations located adjacent to current and planned underground workings.

The cash operating cost per ounce of silver (refer to Non-GAAP Measures section) at Guanajuato for the three months ended December 31, 2008 decreased to US$5.97 from US$16.59 in the third quarter. During the record breaking fourth quarter, silver and gold production was significantly higher, mine operating costs were reduced by a number of mine site efficiency measures and the exchange rate effectively lowered site costs still further. Smelting and refining costs were reduced considerably by switching the contract to a copper smelter during the fourth quarter.

For the year ended December 31, 2008, cash operating cost per ounce of silver was US$10.13 compared to US$13.95 in 2007. The year over year decrease in cash production costs was due mainly to improved ore grades and metal recoveries leading to sharply higher silver and gold production plus higher by-product credits from improved gold prices which outweighed the increased smelting, refining and other costs.

TOPIA MINE

Metals produced during the fourth quarter totaled 89,168 oz of silver, 129 oz of gold, 413,393 lbs of lead, and 452,653 lbs of zinc from milling 7,511 tonnes of ore. This equates to 153,585 Ag eq oz, which is down 26% from Q3 2008 and down 11% from Q4 2007. Overall, ore grades were maintained at a high level, at 426 g/t Ag, 0.62 g/t Au, 2.76% Pb and 3.23% Zn.

The plant operated satisfactorily with metal recoveries of 86.7% for Ag, 86.5% for Au, 91.4% for Pb and 81.4% for Zn, which were marginally down compared to 89.4% for Ag, 90.7% for Au, 91.6% for Pb and 88.0% for Zn in the third quarter. In addition to processing the 7,511 tonnes from the Company's mines, 4,025 tonnes were custom milled for a local miner. Custom milling utilizes plant capacity, increases revenue and reduces unit costs.

For the year ended December 31, 2008, cumulative ore throughput increased 5% from 33,605 tonnes in 2007 to 35,318 tonnes in 2008. Metal production increased 10% from 625,726 Ag eq oz in 2007 to 687,238 Ag eq oz in 2008 exceeding the 650,000 Ag eq oz production target for the year.

Production continued to improve as the focus shifted to production stoping with exploratory development of higher grade mining areas of Argentina and Don Benito veins. New higher grade veins were accessed and explored including the east extension of the Cantarranas vein, and the Recompensa, San Gregorio and Rosario veins.

		2008				2008	2007
		Q4	Q3	Q2	Q1	YTD	YTD
Cash production costs		$ 2,698,674	$ 3,317,318	$ 3,338,391	$ 2,569,487	$ 11,923,870	$ 8,840,583
Smelter and transportation		533,637	605,536	396,445	302,082	1,837,700	857,372
Cost of sales		**$ 3,232,311**	**$ 3,922,854**	**$ 3,734,836**	**$ 2,871,569**	**$ 13,761,570**	**$ 9,697,955**
By-product credits [(1)]		(1,195,890)	(874,426)	(1,424,682)	(1,006,329)	(4,501,327)	(2,298,176)
Cash operating costs		**$ 2,036,421**	**$ 3,048,428**	**$ 2,310,154**	**$ 1,865,240**	**$ 9,260,243**	**$ 7,399,779**
USD Cash operating costs	A	1,597,805	2,941,723	2,287,281	1,861,517	8,688,326	6,884,869
Payable Silver Production	B	267,517	177,351	235,881	177,080	857,829	493,383
USD Cost per Ounce of Silver	A/B	**$ 5.97**	**$ 16.59**	**$ 9.70**	**$ 10.51**	**$ 10.13**	**$ 13.95**

(1) By-product credits are defined as revenue from the by-products of silver, specifically gold for Guanajuato and gold, lead and zinc for Topia.

The average ore grade for 2008 was 0.84 g/t gold, 370 g/t silver, 2.72% lead, and 3.41% zinc compared to 0.71 g/t gold, 300 g/t silver, 2.44% lead and 3.04% zinc in 2007. Plant performance was also improved with metal recoveries at 84.9%, 87.1%, 91.1% and 85.6% for gold, silver, lead and zinc respectively, up from 84.3%, 86.1%, 89.6% and 82.9% in 2007. Concentrate quality was also improved with the silver content of the lead concentrate at 6,793 g/t, up from 5,831 g/t in 2007.

The steep fall in metal prices during the latter half of 2008 resulted in the temporary closure of all but four of the fourteen small narrow-vein mining operations at Topia during the fourth quarter in order to reduce costs, while operating only those mines that were profitable. The Company had been operating fourteen individual mines in the district that all fed ore to the central plant, and each of which had its own cost structure due to different vein widths and grades and degree of mine

	2008					2007				
	Total	**Q4**	**Q3**	**Q2**	**Q1**	**Total**	**Q4**	**Q3**	**Q2**	**Q1**
Tonnes milled	**35,318**	**7,511**	**9,701**	**8,649**	**9,457**	33,605	8,528	9,509	7,407	8,161
Production										
Silver (ounces)	**366,199**	**89,168**	**105,235**	**85,320**	**86,476**	279,441	82,850	65,884	58,270	72,437
Gold (ounces)	**812**	**129**	**271**	**192**	**220**	643	241	128	126	148
Lead (tonnes)	**876**	**188**	**246**	**225**	**217**	735	194	184	153	204
Zinc (tonnes)	**1,074**	**249**	**370**	**218**	**237**	847	202	204	189	252
Silver equivalent ounces (Ag eq oz)	**687,238**	**153,585**	**208,589**	**160,557**	**164,507**	625,726	171,823	148,490	133,522	171,891
Average ore grade										
Gold (g/t)	**0.84**	**0.53**	**0.79**	**0.85**	**0.80**	0.71	0.90	0.59	0.63	0.71
Silver (g/t)	**370**	**419**	**360**	**360**	**326**	300	340	261	282	321
Lead (%)	**2.72**	**2.62**	**2.96**	**2.82**	**2.80**	2.44	2.63	2.11	2.31	2.74
Zinc (%)	**3.41**	**3.06**	**4.06**	**2.93**	**2.89**	3.04	3.16	2.63	2.95	3.48
Metal recoveries										
Gold	**84.9%**	**83.8%**	**88.5%**	**81.6%**	**78.0%**	84.3%	71.0%	71.4%	83.6%	79.4%
Silver	**87.1%**	**86.6%**	**88.7%**	**85.3%**	**86.4%**	86.1%	85.1%	82.4%	86.8%	86.0%
Lead	**91.1%**	**89.9%**	**92.2%**	**92.2%**	**90.8%**	89.6%	88.0%	91.4%	89.5%	91.2%
Zinc	**85.6%**	**83.8%**	**87.0%**	**86.0%**	**81.8%**	82.9%	84.1%	81.4%	86.5%	89.0%
Concentrate grades										
Gold (g/t)	**13.65**	**8.96**	**13.39**	**13.69**	**12.64**	11.67	14.05	11.75	12.01	11.51
Silver (g/t)	**6,793**	**8,324**	**6,895**	**6,574**	**5,808**	5,831	6,262	5,876	5,626	5,834
Lead (%)	**54.27**	**55.34**	**60.87**	**58.12**	**55.06**	52.11	52.99	56.44	51.67	55.88
Zinc (%)	**10.29**	**9.46**	**8.95**	**8.12**	**7.25**	10.81	10.07	10.34	10.13	10.51

development required. As such, the Company had the flexibility to evaluate each of these on an individual basis and, depending upon their profitability, decide whether to keep them going or close them until metal prices recovered. As a result of this process, more than half of these, mostly smaller, mines were closed and overall tonnage from the Topia operation decreased by 23% compared to the third quarter. Overall, head grades from the remaining mines increased, resulting in less metal output but doing so at an operating profit. The contracts for all mining contractors were terminated for the fourth quarter. Due to the rugged terrain at Topia, access to the mines is provided via tunnels into the sides of the mountains and there are no water issues. Closing individual mines is simply a matter of removing any mobile equipment. The mines can be reopened at any time.

Costs were cut throughout the operation and eight of the closed mines were reopened late January 2009 with a profitable plan for 2009, which restores Topia to previous production levels. The Company has worked in close cooperation with local small mining contractors to negotiate new contracts to encourage higher grade production at lower unit costs. Topia Mine management will focus on clean mining of the high-grade narrow veins to further increase ore grade while minimizing development and underground exploration. The improved vein grades and widths observed in many of the working places such as the Argentina and Don Benito veins as well as better understanding of the potential of some newly discovered/developed veins, such as the Cantarranas, Recompensa, Rosario and Gregorio veins provide a solid foundation on which to improve the profitability of the Topia Mine. This will help the mine survive the downturn in metal prices and profit from any future upturn. The Company also worked closely with the smelter to reduce their charges which increased substantially during the second half of 2008.


Topia Production – Silver Equivalent
AgEq (oz)
250,000
200,000
150,000
100,000
50,000
0
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

On August 11, 2008, the Company announced an updated mineral resource estimate for Topia. The mineral resource estimate comprises Measured & Indicated Mineral Resources of 153,373 tonnes at 501 g/t Ag, 0.95 g/t Au, 5.38% Pb and 4.85% Zn as well as 98,083 tonnes of 468 g/t Ag, 0.97 g/t Au, 3.59% Pb and 2.95% Zn in the Inferred category. The 2008 resource estimate has increased over that of 2006, even after considering the last two years of production. Contained silver is up 11%, gold by 25%, and lead by 6% while zinc stayed the same. At the current production rate of approximately 36,000 tonnes per year, management expects the resources to support a mine life of at least seven more years. This "rolling resource" is typical for underground mines as it is often not cost effective to define a large resource/reserve in advance of mining. A new resource estimate is in progress based on lower metal prices and higher smelting and refining costs.

The new estimate provides an update for the Argentina vein only. The estimate delivered by Wardrop in 2006 for the other veins on the property remains unchanged. The latter came largely from the verification of Peñoles' resources, and is still intact, as mining to date has come from new mine development on these veins. (Resources for the "other veins" were estimated by Wardrop using metal prices as reported in the 2006 report.)

Due to the steep topography and the nature of the narrow veins at Topia, surface drilling is typically widely spaced and is used as a guide for underground development by locating and confirming structural continuity and grade, while development by drifting, sampling and some underground drilling along the vein defines the measured and indicated mineral resources. As such, much of the surface drilling is used to determine additional Exploration Potential for the veins. This has been estimated in-house for the Don Benito and Argentina veins to demonstrate the potential mineral resources in these areas prior to mine development. According to NI 43-101, Exploration Potential must be reported as ranges and these are presented in the following table. Exploration Potential is conceptual in nature and is based on wide-spaced exploration drilling at Argentina and exploration drilling and development on two levels on the Don Benito vein. There has been insufficient exploration to define a mineral resource and it is uncertain if further exploration will result in the Exploration Potential being delineated as a mineral resource.

Exploration Potential

Vein	Tonnes	Ag	Au	Pb	Zn
Argentina	80,000 - 100,000	300-500 g/t	1-2 g/t	4-6%	2-4%
Don Benito	60,000 - 80,000	300-600 g/t	1-4 g/t	4-8%	3-6%

These tonnages include some of the drilling and development completed during the spring of 2008 and could represent another 4-5 years of mine life with further definition. The Argentina vein remains open to expansion at depth and to the east for approximately 500 metres.

This resource estimate will be revised and updated early in 2009 to account for the lower prevailing metal prices.

During the fourth quarter, new underground exploration development identified high grade silver, gold, lead, and zinc mineralization in the Gregorio and Rosario veins. These veins were not included in the 2008 resource estimate. New underground development by the Company in 2008 along approximately 80 metres of strike length of the Gregorio vein (1,675 metre level) in the Durangueno area has averaged grades of 1,299 g/t silver, 0.41 g/t gold, 5.54% lead, and 11.73% zinc with a 0.30 metre width. Shallow workings by Peñoles (Mina 8), completed pre-1990, along the Gregorio vein to the WSW have been re-sampled by the Company, yielding average grades of 539 g/t silver, 0.07 g/t gold, 3.8% lead, and 0.56% zinc along a strike length of 50 metres and width of 0.49 metres. There is a 300 metre strike length of high grade mineralization which includes Mina 8 and the Company's development on the Gregorio vein. A series of old workings by Peñoles follow the Gregorio vein another 450 metres WSW. Further to the WSW the Gregorio vein has been traced for about one kilometre.

New underground development along a 55 metre strike length of the Rosario vein (1,675 metre level) in the Durangueno area has averaged grades of 1,259 g/t silver, 0.30 g/t gold, 7.05% lead, and 5.82% zinc over a 0.39 metre width. Shallow workings by Peñoles (1,710 level), completed pre-1990 to the northeast on the Rosario vein, have been re-sampled by the Company, indicating several zones of high grade mineralization. Results include 25 metres strike length with grades of 717 g/t silver, 3.0% lead, and 5.24% zinc, and 25 metres strike length with grades of 861 g/t silver, 3.22% lead, and 3.5% zinc. There is a 300 metre strike length of high grade mineralization which includes the Peñoles old 1,710 level and the Company's new development on the Rosario vein.

During 2004 and 2005 the Company drilled 7 surface holes targeting the Rosario vein below the present development. Comparisons between drill core and underground sampling indicate far better grades in the latter than indicated by drilling.

New exploration development on the extensions of the Gregorio and Rosario veins is now providing excellent grade mill feed for the Topia Mine. Production stopes are being prepared in this area early in 2009 and will contribute to the ongoing expansion of silver production at Topia.

The Company also announced that it has successfully extended the potential for high grade silver, gold, lead and zinc mineralization along a 350 metre strike length and 150 metre dip extent of the Cantarranas vein. This area is not included in the 2008 resource estimate.

New underground development along a 95 metre strike length of the Cantarranas vein (1,800 metre level, 18-638 development) in the Hormiguera area averaged 1,867 g/t silver, 1.00 g/t gold, 2.67% lead, and 4.58% zinc over a width of 0.31 metres. Ninety metres to the east of here, an old stope was observed coming to surface. A chip channel sample (096035) at the easternmost extent of the old stope assayed 1,005 g/t silver, 0.19 g/t gold, 1.81% lead and 4.37% zinc over a width of 0.15 metres.

Immediately west of the 18-638 development, on the 1,670 metre level (San Miguel Mine, Level A), historical sampling records show a 171 metre strike length of the Cantarranas vein averaging 2,721 g/t silver, 1.42 g/t gold, 10.65% lead, and 13.95% zinc over a width of 0.19 metres. The San Miguel Level A development ended in excellent grade at the easternmost face.

Ninety metres above San Miguel Level A, and 200 metres east of the 18-638 development, re-sampling of an old adit (San Jorge) returned a 30 metre strike length with an average of 836 g/t silver, 0.78 g/t gold, 2.55% lead, and 1.36% zinc over a width of 0.18 metres. Surface drilling in the 18-638 development area was highlighted by underground drill hole UT07-025, which intersected 736 g/t silver, 2.72 g/t gold, 1.38% lead, and 2.06% zinc over 0.6 metres in the Cantarranas vein.

The Cantarranas vein has historically been known for its high grades. Over the past several years, Great Panther's exploitation of small blocks of fault offset vein in the San Miguel Mine Level A, further west of the area stated above, typically produced grades of 1,200 g/t silver, and 15% combined lead-zinc. Overall, the potential for bonanza grade silver, along with excellent by-product gold-lead-zinc, exists throughout the aforementioned 350 by 150 metre area of the Cantarranas vein (between sections 2470E to 2830E) and remains open along strike and up and down dip.

The eastern extension of the Cantarranas vein will provide excellent grade mill feed for the Topia Mine. Production stopes are being prepared in this new area early in 2009 and will contribute to the ongoing expansion of silver production at Topia.

The Company has developed a mining plan to optimize production capability and profitability. Underground development and exploitation is presently taking place on twelve mineralized vein structures on the Topia Mine property.

Like many silver mines with significant lead and zinc base metal credits, the value of the by-products has dropped and the cost of producing silver has risen throughout 2008. A revised plan has been implemented for 2009 which limits exploration development to the high grade veins, such as Rosario, Gregorio, Cantarranas East (Hormiguera and San Miguel), and Recompensa, where the value of the ore being explored outweighs the cost of development. The focus is on stope preparation and stoping in these and the other more established veins such as the Argentina, Animas and Don Benito. Mining costs have been reduced, and although the tonnes of ore will be slightly lower than in 2008, the grades of ore milled will continue to improve and the silver production in 2009 is expected to be similar to 2008. The Topia mines are expected to produce more than 375,000 ounces of silver (592,000 silver equivalent ounces) in 2009.

Cost per ounce for the fourth quarter 2008 increased to US$12.45 from US$10.83 in the third quarter 2008. Despite reduced site costs, improved ore grades, and a more favourable US exchange rate, Topia's cost per ounce increased due to reduced by-product credits from lower lead and zinc prices, the increased cost of smelting and refining lead and zinc concentrates, and lower silver production.

		2008				2008	2007
		Q4	Q3	Q2	Q1	YTD	YTD
Cash production costs		$ 1,116,884	$ 1.693,908	$ 1,465,618	$ 1,275,862	$ 5,552,272	$ 4,797,880
Smelter and transportation		474,433	482,430	211,075	172,805	1,340,743	547,550
Cost of sales		**$ 1,591,317**	**$ 2,176,338**	**$ 1,676,693**	**$ 1,448,667**	**$ 6,893,015**	**$ 5,345,430**
By-product credits (1)		(288,220)	(953,702)	(655,837)	(910,567)	(2,808,326)	(3,464,937)
Cash operating costs		**$ 1,303,097**	**$ 1,222,636**	**$ 1,020,856**	**$ 538,100**	**$ 4,084,689**	**$ 1,880,493**
USD Cash operating costs	A	1,102,939	1,182,487	1,010,748	537,026	3,833,200	1,749,654
Payable Silver Production	B	88,572	109,228	82,854	83,668	364,322	281,550
USD Cost per Ounce of Silver	A/B	**$ 12.45**	**$ 10.83**	**$ 12.20**	**$ 6.42**	**$ 10.52**	**$ 6.21**

(1) By-product credits are defined as revenue from the by-products of silver, specifically gold for Guanajuato and gold, lead and zinc for Topia.

Topia's cash operating cost per ounce of silver for the 2008 fiscal year was US$10.51 compared to US$6.21 for 2007 due to the reasons described above.

PRIMARY MINERAL EXPLORATION PROPERTIES

The Company currently has two significant exploration properties known as the Mapimi Project and the San Antonio Project.

Mapimi Project

The Mapimi Project lies in the historic Mapimi Mining District of northeastern Durango and is bisected by a paved highway, offering easy access and electrical power. The property contains Great Panther's largest NI43-101 compliant mineral resource, with 22.3 million ounces silver equivalent in the Measured and Indicated category and a further 6.3 million ounces silver equivalent in the Inferred category.

Exploration at Mapimi by the Company in 2008 led to the discovery of a buried zone of molybdenum mineralization, only one kilometre away from the silver-lead-zinc resource at La Gloria. The "moly" zone was subsequently expanded to approximately 250 metres in diameter and to a depth of about 200 metres.

A second discovery, of higher grade silver-lead-zinc, was made just to the north of here and may be of the carbonate replacement type, common to this region of Mexico.

Both the La Gloria silver-lead-zinc resource and the new molybdenum zone are at or close to surface such that open pit mining could be considered if it can be demonstrated to be economic. The higher grade North Zone may ultimately make a positive contribution to this but more work is needed at the latter to better define and extend the mineralization. There remain many other targets on the property with the potential for additional resources.

The Company made the option payment and share issuance for the Mapimi Project due in September 2008. However, the preliminary scoping study being undertaken to determine the potential viability of the newly enhanced resource at La Gloria and the recently discovered molybdenum zone has been deferred due to low commodity prices. No field work was conducted on the Mapimi Project in the fourth quarter 2008 as the Company focused on data compilation and evaluation and the Company has temporarily stopped exploration on the property until market conditions improve.

San Antonio Project

The San Antonio Project hosts a district-scale gold-copper system with epithermal veins that may be related to a buried porphyry. As Great Panther is focused on silver exploration and production, the gold-copper San Antonio Project became a non-core asset and the decision was made to option it to another company in 2007. Under the terms of the option agreement, Altair Ventures Inc. ("Altair") can earn a 70% interest in the property by spending $1.2 million on exploration and making certain cash payments and share issuances to Great Panther over a 4-year period. Great Panther owns a 100% interest in the San Antonio Property and is the operator of the project.

In early 2007, field crews identified specific targets for a diamond drilling program that was conducted in the fourth quarter of that year. The program comprised 1,585 metres in 8 holes and demonstrated that there is excellent continuity of the high level structures and silver-gold-lead-zinc mineralization along strike and to depth, especially at San Cayetano, La Gringa, and La Gringa Norte. On surface these three veins/structures are continuous for approximately 400 metres each and they have been followed to depths of 100 – 140 metres. Due to the extreme topography in this part of the project, however, these intercepts appear to be still too high within the mineralizing system to determine if the lead-zinc-silver-gold veins progress into a copper-gold zone at depth. Deeper drilling to test this concept may be considered but no field work was conducted on the property during 2008.

During the first quarter of 2009, Altair indicated its intent to renew its option on the property. Altair issued 50,000 shares to Great Panther and the companies signed an extension to May 9, 2009 for Altair to make the cash payment of $40,000 to Great Panther.

SELECTED ANNUAL INFORMATION

	2008	**2007 (Restated)[1]**	**2006 (Restated)[1]**
Revenue	**$ 22,445,438**	$ 15,523,094	$ 6,333,034
Cost of sales (excluding amortization and depletion)	**18,144,223**	14,152,657	6,382,639
General and administrative	**5,965,595**	4,672,362	4,408,631
Mineral property exploration expenditures	**6,327,926**	6,803,104	3,968,083
Stock-based compensation	**1,608,271**	1,129,500	4,672,774
Loss for the year	**14,285,852**	19,700,861	15,084,437
Loss per share	**0.18**	0.27	0.25
Adjusted EBITDA	**(7,888,844)**	(11,360,643)	(8,049,642)
Cash and cash equivalents	**606,244**	5,357,977	9,208,048
Total assets	**21,379,188**	31,053,110	32,132,259
Total long-term liabilities	**8,114,969**	7,551,286	1,360,211
Working capital	**$ 1,320,087**	$ 10,659,942	$ 12,533,156

(1) Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

Certain comparative figures have been reclassified to conform with current period presentation.

MANAGEMENT'S DISCUSSION & ANALYSIS

RESTATEMENT

Subsequent to the original filing of the Company's audited consolidated financial statements for the year ended December 31, 2007 and the unaudited interim financial statements for the periods ended March 31, 2008 and June 30, 2008, the Company determined that mineral sales should be reflected net of the cost of smelting and refining fees charged by counter parties in sales arrangements as the Company has no risk or obligation for the services. The Company previously recorded such smelting and refining fees as a cost of sales. The restatement has no impact on earnings from mining operations or net loss for the year.

The Company amended and re-filed its consolidated financial statements and Management's Discussion and Analysis for the year ended December 31, 2007. The restated amounts were reflected in the unaudited interim financial statements and Management's Discussion and Analysis for the period ended September 30, 2008.

	2007		2006	
	As originally reported	**As restated**	**As originally reported**	**As restated**
Mineral sales	**$17,487,070**	**$15,523,094**	$7,069,442	$6,333,034
Cost of sales (excluding amortization and depletion)	**$16,116,633**	**$14,152,657**	$7,119,047	$6,382,639

RESULTS OF OPERATIONS

For the year ended December 31, 2008, the Company's sales were $22.4 million compared to $15.5 million in 2007 and $6.3 million in 2006, an increase of 45% and 145%, respectively. The Company generates its revenue from the sale of metal concentrates derived from the mining and subsequent processing of mineralization from its Topia and Guanajuato operations. Revenue has grown over the last three years as production levels have steadily increased at both operations. Combined output at Topia and Guanajuato was 1,809,720 Ag eq oz in 2008, compared with 1,336,629 Ag eq oz in 2007 and 638,860 Ag eq oz in 2006. Increases in revenue from the increase in output and improved silver and gold prices were partially offset by increases in smelting and refining costs in 2008. For the year ended December 31, 2008, silver and gold prices increased by 12% and 25%, respectively, while the price of zinc and lead decreased by 19% and 42%, respectively, as compared to December 31, 2007.

Overall cost of sales for the 2008 fiscal year was $18.1 million compared with $14.2 and $6.4 million in 2007 and 2006, respectively. Cost of sales increased due to the focus on higher grade, higher cost areas, as well as higher power and fuel costs to support the increased production. Earnings from mining operations grew to $4.3 million in 2008 from $1.4 million in 2007 and $(0.05) million in 2006. Overall, the cash cost per silver ounce decreased slightly from 2007 levels. Improvement in Guanajuato's cost per ounce was offset by an increase in Topia's cost per ounce. Unit costs improved significantly during the fourth quarter at the Guanajuato operations as production records were achieved and operational efficiencies were implemented at the mine sites. The favourable exchange rate effectively lowered site costs still further.

Amortization and depletion of mineral properties, plant and equipment increased by $0.7 million in 2008 to $4.3 million compared with $3.6 million in 2007. The increase is largely due to capital purchases made in 2007 and 2008.

Accretion on asset retirement obligations was $0.3 million for the year ended December 31, 2008 compared to $23,000 in 2007. This increase is due to a full year of accretion on the change in the asset retirement obligations that was recognized at the end of 2007.

Mineral property exploration costs in 2008 were $6.3 million compared to $6.8 million in 2007 and $4.0 million in 2006. The decrease in 2008 over 2007 is mainly due to the cost cutting program implemented in the fourth quarter. Mine development not related to immediate production was deferred and exploration was stopped on all projects in response to declining metal prices. The Company had anticipated spending $8.6 million on mineral property expenditures in 2008 but spent $2.3 million less than planned due to work stoppage in response to deteriorating world economic conditions, which impacted the Company's ability to raise the necessary equity capital required to fund these expenditures. The Company plans to spend $1 million in mineral property expenditures in 2009 from cash flow generated by operations.

General and administrative expenses ("G&A") were $6.0 million for 2008 compared to $4.7 and $4.4 million in 2007 and 2006, respectively. Of the $1.3 million increase in 2008, approximately $0.5 million is due to the growth of the Company since the latter part of 2007, which included adding three new senior management positions and significantly increasing the depth of the accounting and financial reporting department in Vancouver and Mexico. During the year, the Company incurred $0.3 million for financial statement and internal control audit fees related to 2007 as well as higher fees for the 2008 audit. As a result of the cost reduction program implemented in the fourth quarter, the Company incurred $0.1 million in termination costs. The remaining amount of the $1.3 million increase is attributable to $0.2 million incurred in the second quarter for the event celebrating the reopening of the Guanajuato mines, tax planning initiatives, and Value-Added Tax ("VAT") recovery fees. In addition, during the first quarter of 2008, the Company took a provision of $0.2 million of potentially uncollectible VAT receivable.

The Company had anticipated spending $5.2 million on G&A during 2008. Unplanned expenditures of $0.8 million included additional audit fees, severance costs, VAT write-offs and recovery fees as well as the Guanajuato celebration. The Company plans to spend $5.3 million in general and administrative expenses in 2009.

The Company also incurred non-cash stock-based compensation expense of $1.6 million in 2008 compared with $1.1 million and $4.7 million in 2007 and 2006, respectively. Of the $0.5 million increase in 2008, $0.4 million is due to re-pricing of incentive stock options from $2.65 and $2.00 to $1.42 during the second quarter. The balance of the increase is due to a net increase in options granted in 2008. The Company grew exponentially in 2006 which resulted in the larger than usual expense in that year.

Interest expense was $1.2 million in 2008, compared to $1.0 million in 2007 and $0.8 million in 2006. Interest increased over the three years due to the $4.05 million convertible notes issued in the third quarter of 2007 for which the impact was reflected in the last two quarters of 2007 and fully reflected in 2008.

The Company realized a foreign exchange gain of $0.1 million in 2008, compared to a loss of $1.4 million in 2007 and a gain of $10,000 in 2006. The gain in 2008 is a result of the appreciation of the Canadian dollar against the US dollar and Mexican peso for most of the year.

For the year ended December 31, 2008, income taxes recoverable were $0.7 million compared to an expense of $2.6 million in 2007 and $0.1 million in 2006. A new tax in Mexico, referred to as a "Flat Tax", was enacted in 2007 and came into effect on January 1, 2008. Flat tax works as an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under either income tax or flat tax. Under flat tax, the tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible. This resulted in the $2.5 million increase to the future income tax liability in 2007. Extending the remaining mine life of Topia and Guanajuato in 2008 increased the tax basis of fixed assets that were excluded in the 2007 calculation resulting in a future income tax recovery.

MANAGEMENT'S DISCUSSION & ANALYSIS

SELECTED QUARTERLY INFORMATION

	2008				2007				2006
	Q4	Q3	Q2 (Restated)[1]	Q1 (Restated)[1]	Q4 (Restated)[1]	Q3 (Restated)[1]	Q2 (Restated)[1]	Q1 (Restated)[1]	Q4 (Restated)[1]
Revenue	$ 5,482,342	$ 4,350,334	$ 6,717,080	$ 5,895,682	$ 4,683,988	$ 4,109,019	$ 2,799,098	$3,930,989	$ 3,616,417
Cost of sales (excluding amortization and depletion)	4,008,363	5,184,125	4,946,534	4,005,201	4,558,162	3,561,305	2,497,774	3,535,416	3,404,652
General and administration	1,526,782	1,179,785	1,623,617	1,635,411	1,434,779	1,173,228	865,295	1,199,060	1,523,169
Mineral property exploration expenditures	348,155	2,185,155	2,008,224	1,786,392	1,861,899	1,471,620	2,194,382	1,275,203	2,278,849
Stock-based compensation	–	60,921	1,547,350	–	–	444,000	504,500	181,000	3,165,270
Loss for the period	(1,707,356)	(5,969,289)	(4,191,000)	(2,418,207)	(6,514,559)	(4,029,795)	(5,750,022)	(3,406,485)	(7,785,139)
Basic loss per share	(0.03)	(0.07)	(0.05)	(0.03)	(0.08)	(0.06)	(0.08)	(0.05)	(0.12)
Adjusted EPITDA[2]	(686,974)	(4,132,890)	(1,711,896)	(1,357,084)	(2,961,604)	(2,343,690)	(4,019,342)	(2,036,007)	(3,562,502)
Cash and cash equivalents	606,244	1,096,432	4,428,801	5,138,215	5,357,977	2,523,680	2,401,239	5,579,424	9,208,048
Total assets	21,379,188	22,252,668	26,606,300	29,785,424	31,053,110	27,056,293	26,135,796	29,337,598	32,132,259
Total long-term liabilities	8,114,969	8,394,049	7,524,997	7,559,322	7,551,286	3,899,345	1,464,614	1,425,838	1,360,211
Working capital	$ 1,320,087	$ 2,287,522	$ 7,369,761	$ 9,481,430	$ 10,659,942	$ 6,813,319	$ 4,909,509	$ 10,180,448	$ 12,533,156

(1) Revenue and cost of sales have been restated to include treatment and processing charges as a reduction of revenue instead of an expense included in cost of sales – see Restatement discussion in the MD&A.

(2) Adjusted EBITDA is a non-GAAP measure in which standard EBITDA (earnings before interest expense, taxes, and depreciation and amortization) is adjusted for stock-based compensation expense. Refer to Non-GAAP Measures section for a reconciliation of standard and adjusted EBITDA to the financial statements.

QUARTERLY TRENDS

The climate in Mexico allows mining and exploration activities to be conducted throughout the year. Therefore, revenue and cost of sales do not exhibit variations due to seasonality. Revenue will vary based on the quantity of silver production and metal prices. Mineral property expenditures can vary from quarter to quarter depending on when option payments are due and the stage of the exploration program (e.g. drilling may slow down for a period of time while results are analyzed, resulting in lower costs during that period).

There can also be significant variances in the Company's reported loss from quarter to quarter arising from factors that are difficult to anticipate in advance or to predict from past results. For example, the granting of incentive stock options, which results in the recording of amounts for stock-based compensation can be quite large in any given quarter.

FOURTH QUARTER DISCUSSION

The Company earned revenue of $5.5 million during the fourth quarter of operations compared to revenue of $4.7 million for the same period in 2007, an increase of 17%. This increase can largely be attributed to the increase in production the Guanajuato mine partially offset by a general decrease in metal prices and higher smelting and refining costs. The combined output at Topia and Guanajuato for the fourth quarter was 497,323 Ag eq oz compared with 346,729 for the fourth quarter in 2007. For the three months ended December 31, 2008, silver, lead and zinc prices decreased by 28%, 61% and 55%, respectively, on a year over year basis while the price of gold increased by 1%.


Mineral Sales Revenue


$ millions
0
1
2
3
4
5
6
7
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

Gross revenue increased by $1.1 million, or 26%, during the fourth quarter 2008 compared to the third quarter. This increase is primarily a result of a 12% quarter over quarter increase in output from 444,686 Ag eq oz in the third quarter to 497,323 Ag eq oz in the fourth quarter. Smelting and refining costs for Guanajuato were reduced substantially by switching the contract to a copper smelter during the fourth quarter. These increases were partially offset by decreases in metal prices. Compared to the third quarter of 2008, average silver, gold, lead, and zinc prices for the fourth quarter decreased by 32%, 9%, 35%, and 33%, respectively.


Total Production – Silver Equivalent
Topia
Guanajuato
0
50,000
100,000
150,000
200,000
250,000
300,000
350,000
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

The Company significantly reduced its exploratory diamond drilling and development work at both mines, but continues to focus on developing and defining higher grade ore for mining.

At Topia, mining of all but four small mining areas was temporarily halted at the end of October due to the sharp drop in metal prices. The mining and exploratory development plans were reviewed and all but two of the temporarily closed mining areas have been returned to work in 2009. Development work continues on many veins with priority on the Argentina and the Don Benito veins, where good grades and better widths are already resulting in an increase in production. Exploratory development continues on the east extension of the Cantarranas vein, in the San Miguel and Hormigera areas, and on the Recompensa, San Gregorio and Rosario veins.

MANAGEMENT'S DISCUSSION & ANALYSIS

At Guanajuato, short hole underground drilling of the Cata Clavo and Rayas areas continued to test for extensions along strike from previous intersections.

Mining from the 430-metre level of the Cata Clavo and the newly developed 460-metre level continued in the quarter. The sampling of the 460-metre level has confirmed higher grades over an extended strike length compared to the 430-metre level.

Production of the North Zone of Guanajuatito is progressing well on the 20 and 50 metre levels by cut-and-fill mining while the decline is being deepened further.

Total plant throughput for the Topia and Guanajuato operations for the fourth quarter 2008 was 46,009 tonnes compared to 46,938 tonnes for the third quarter, a 2% decrease. Total throughput decreased by 15% compared to 54,301 tonnes for the fourth quarter 2007. Throughput decreased from 2007 due to the implementation of a strict grade control policy and a focus towards higher grade areas to maintain profitability. Metal recoveries and concentrate quality also improved. These factors have resulted in higher metal production and higher revenues from both operations.


Throughput (Tonnes)
Topia
Guanajuato
70,000
60,000
50,000
40,000
30,000
20,000
10,000
0
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008

Cost of sales (excluding amortization and depletion) was $4.0 million for the three months ended December 31, 2008, compared to $4.6 million for the same period in 2007. The year over year decrease in cost of sales is primarily due to an increase in silver equivalent production. On a per silver ounce basis, costs have decreased significantly as costs were reduced and production was increased. For the three months ended December 31, 2008, the Company had earnings from mining operations of $1.5 million compared to $0.1 million in 2007.

Mineral property exploration costs for the three months ended December 31, 2008 were $0.3 million compared to $1.9 million for the same period in 2007. As part of the cost cutting program implemented during the fourth quarter, mine development not related to immediate production was deferred and exploration was stopped on all projects.

General and administrative expenses were $1.5 million for the three months ended December 31, 2008 compared to $1.4 million for the same period in 2007. The Company incurred $0.1 million in termination costs as a result of the cost cutting program implemented during the quarter.

Interest expense during the fourth quarter decreased by $0.1 million to $0.3 million compared to 2007. This decrease primarily relates to interest on debt for the Topia Mining properties held in 2007. The debt was no longer outstanding in 2008.

For the fourth quarter 2008, the Company posted a foreign exchange loss of $0.2 million compared to a gain of $0.2 million in 2007. This is mainly a result of the weakening Canadian dollar against the United States dollar and Mexican peso during the fourth quarter 2008.

The loss for the three months ended December 31, 2008 was $1.7 million compared to a loss of $6.5 million for the same period in 2007. During the fourth quarter, the Company implemented a cost cutting program, worked diligently to increase cut-off grades and focused on operating more profitable mines at Guanajuato and Topia. The Company also signed a new contract for the sale of its concentrates which has resulted in significant cost savings in smelting charges. In addition, the loss was reduced by a recovery of future income tax expense.

Adjusted EBITDA loss (refer to "Standard and Adjusted EBITDA (Non-GAAP Measures)" section below) for the fourth quarter decreased to $0.7 million from $3.0 million in 2007. Growth in earnings from mining operations and cost savings from reduced exploration activity were offset by fourth quarter foreign exchange losses.

NON-GAAP MEASURES

Cash Costs per Ounce of Silver

During the fourth quarter of 2007, the Company changed its method for calculating cash cost per ounce of silver. In the past, these calculations were based on produced ounces. The Company now calculates its cash cost per ounce on the more widely-used methodology based on the silver ounces for which the Company is paid. The Company is now also calculating its cost per ounce net of by-product credits which is a more commonly used industry practice.

The non-GAAP measure of cash cost per ounce of silver is used by the Company to manage and evaluate operating performance at each of the Company's mines and is widely reported in the silver mining industry as a benchmark for performance, but does not have a standardized meaning.

To facilitate a better understanding of this measure as calculated by the Company, we have provided a detailed reconciliation of this measure to our cost of sales, as reported in our Consolidated Statement of Operations the fiscal 2008 and 2007.

		YTD 2008 (Restated)			Fiscal 2007 (Restated)	
	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	**$ 6,113,947**	**$ 12,030,276**	**$ 18,144,223**	**$ 5,225,733**	**$ 8,926,924**	**$ 14,152,657**
Add/(subtract):						
Smelting and refining	1,948,078	1,731,294	3,679,372	987,004	977,032	1,964,036
CAD Gross by-product revenue	(3,602,243)	(4,501,327)	(8,103,570)	(3,992,422)	(2,504,177)	(6,496,599)
Cost of custom milling	(375,093)	–	(375,093)	(339,822)	–	(339,822)
CAD Cash Operating Costs	4,084,689	9,260,243	13,344,932	1,880,493	7,399,779	9,280,272
USD Cash Operating Costs A	**$ 3,833,200**	**$ 8,688,326**	**$ 12,521,526**	**$ 1,749,654**	**$ 6,884,869**	**$ 8,634,523**
Payable Silver Production B	**364,322**	**857,829**	**1,222,151**	**281,550**	**493,383**	**774,933**
USD Cash Cost per Ounce of Silver A/B	**$ 10.52**	**$ 10.13**	**$ 10.25**	**$ 6.21**	**$ 13.95**	**$ 11.14**

		Quarter 4 2008			Quarter 3 2008	
	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	**$ 1,290,676**	**$ 2,717,687**	**$ 4,008,363**	**$ 1,840,267**	**$ 3,343,858**	**$ 5,184,125**
Add/(subtract):						
Smelting and refining	591,745	514,624	1,106,369	757,237	578,996	1,336,233
CAD Gross by-product revenue	(435,351)	(1,195,890)	(1,631,241)	(1,301,338)	(874,426)	(2,175,764)
Cost of custom milling	(143,973)	–	(143,973)	(73,530)	–	(73,530)
CAD Cash Operating Costs	1,303,097	2,036,421	3,339,518	1,222,636	3,048,428	4,271,064
USD Cash Operating Costs A	**$ 1,102,939**	**$ 1,597,805**	**$ 2,700,744**	**$ 1,182,487**	**$ 2,941,723**	**$ 4,124,210**
Payable Silver Production B	**88,572**	**267,517**	**356,089**	**109,228**	**177,351**	**286,579**
USD Cash Cost per Ounce of Silver A/B	**$ 12.45**	**$ 5.97**	**$ 7.58**	**$ 10.83**	**$ 16.59**	**$ 14.39**

		Quarter 2 2008 (Restated)			Quarter 1 2008 (Restated)	
	Topia	Guanajuato	Total	Topia	Guanajuato	Total
CAD Cost of sales	**$ 1,582,921**	**$ 3,363,613**	**$ 4,946,534**	**$ 1,400,083**	**$ 2,605,118**	**$ 4,005,201**
Add/(subtract):						
Smelting and refining	309,506	371,223	680,729	289,590	266,451	556,041
CAD Gross by-product revenue	(793,571)	(1,424,682)	(2,218,253)	(1,071,983)	(1,006,329)	(2,078,312)
Cost of custom milling	(78,000)	–	(78,000)	(79,590)	–	(79,590)
CAD Cash Operating Costs	1,020,856	2,310,154	3,331,010	538,100	1,865,240	2,403,340
USD Cash Operating Costs A	**$ 1,010,748**	**$ 2,287,281**	**$ 3,298,029**	**$ 537,026**	**$ 1,861,517**	**$ 2,398,543**
Payable Silver Production B	**82,854**	**235,881**	**318,735**	**83,668**	**177,080**	**260,748**
USD Cash Cost per Ounce of Silver A/B	**$ 12.20**	**$ 9.70**	**$ 10.35**	**$ 6.42**	**$ 10.51**	**$ 9.20**

Standard and Adjusted EBITDA

EBITDA is a non-GAAP measure that represents an indication of the Company's continuing capacity to generate income from operations before taking into account management's financing decisions and costs of consuming capital assets, which vary according to their vintage, technological currency, and management's estimate of their useful life. Accordingly, a Standardized definition of EBITDA, as set out by the CICA's Canadian Performance Reporting Board ("CPRB"), comprises revenue less operating expenses before interest expense, capital asset amortization and impairment charges, and income taxes.

Adjusted EBITDA has been included in this document. Under GAAP, entities must reflect in compensation expense the cost of stock-based compensation. In the Company's circumstances, stock-based compensation involves a significant accrual of amounts that will not be settled in cash, but are settled by the issuance of shares in exchange. As such, the Company has made an entity-specific adjustment to EBITDA for these expenses. As the Company is in a loss position, stock-based compensation has an anti-dilutive effect on equity.

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2008 financial statements:

	Q4 2008	Q3 2008	Q2 2008	Q1 2008	YTD 2008
Loss for the period	**$ (1,707,356)**	**$ (5,969,289)**	**$ (4,191,000)**	**$ (2,418,207)**	**$ (14,285,852)**
Provision for income taxes	(238,342)	293,349	(501.970)	(204,526)	(651,489)
Interest expense	309,822	293,281	279,069	273,025	1,155,197
Amortization and depletion of mineral properties, plant and equipment	948,902	1,188,848	1,154,655	992,624	4,285,029
Standardized EBITDA	(686,974)	(4,193,811)	(3,259,246)	(1,357,084)	(9,497,115)
Stock-based compensation	–	60,921	1,547,350	–	1,608,271
Adjusted EBITDA	**$ (686,974)**	**$ (4,132,890)**	**$ (1,711,896)**	**$ (1,357,084)**	**$ (7,888,844)**

The following table provides a reconciliation of Adjusted and Standardized EBITDA to the 2007 financial statements:

	Q4 2007	Q3 2007	Q2 2007	Q1 2007	YTD 2007
Loss for the period	**$ (6,514,559)**	**$ (4,029,795)**	**$ (5,750,022)**	**$ (3,406,485)**	**$ (19,700,861)**
Provision for income taxes	2,227,467	(91,171)	257,547	177,630	2,571,473
Interest expense	420,819	332,462	94,064	188,232	1,035,577
Amortization and depletion of mineral properties, plant and equipment	904,669	1,000,814	874,559	823,616	3,603,668
Standardized EBITDA	(2,961,604)	(2,787,690)	(4,523,842)	(2,217,007)	(12,490,143)
Stock-based compensation	–	444,000	504,500	181,000	1,129,500
Adjusted EBITDA	**$ (2,961,604)**	**$ (2,343,690)**	**$ (4,019,342)**	**$ (2,036,007)**	**$ (11,360,643)**

LIQUIDITY AND CAPITAL RESOURCES

The audited consolidated financial statements of the Company for the year ended December 31, 2008 were prepared in accordance with GAAP on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

In response to worsening economic and market conditions in the last quarter of 2008, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity.

The Company's ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all.

For 2009, Great Panther plans to produce 2.07 million Ag eq oz and invest $3.1 million in capital and exploration expenditures. Considering the decline in metal prices in the latter part of 2008 combined with the current volatile and uncertain business environment, there is no assurance that working capital together with net revenues from increasing production, will be adequate to fund the Company's activities and to cover corporate overhead for the next twelve months. If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, including the proceeds received from the January 2009 private placement (see "Financing Activities"), will be sufficient to fund the Company's operations without raising any additional capital during 2009. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Great Panther does not have access to any lines of credit nor does the Company have any off-balance sheet financing arrangements. At this time, Great Panther does not use hedges or other financial derivatives.

Operating Activities

Cash flow used in operating activities, after working capital adjustments, decreased by $3.2 million from $3.5 million to $0.3 million for the three month period ended December 31, 2008. Cash flow used in operating activities decreased $9.2 million from $12.5 million in 2007 to $3.3 million in 2008. This decrease was primarily due to positive cash flow generated by the mines during the year as well as a significant favourable change in non-cash operating working capital.

Investing Activities

For the three months ended December 31, 2008, the Company had a net cash outflow from investing activities, primarily for the development of mineral properties and purchase of capital assets, of $0.3 million compared to $0.1 million for the three months ended December 31, 2007. Cash flow used in investing activities for the year decreased to $1.8 million from $3.4 million in 2007. The Company acquired, through capital leases, two underground loaders for the Guanajuato mine with a cost of $0.8 million.

The Company plans to invest $2.1 million in capital expenditures in 2009.

Financing Activities

During the second quarter of 2008, the Company entered into a capital lease agreement to purchase two underground loaders. The principal amount of the lease obligation at December 31, 2008 is US$733,540 and is repayable quarterly over two years at an interest rate of 9.6% per annum. Total minimum lease payments amount to US$807,154.

Subsequent to December 31, 2009, the Company closed a private placement offering of 5,125,000 units of the Company ("Units") at a price of $0.20 per Unit to raise gross proceeds of $1,025,000. Each Unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010.

The financing proceeds will be used primarily for additional working capital at the Company's 100% owned Guanajuato and Topia Mines in Mexico.

Contractual Obligations

The following table outlines the contractual obligations of the Company at December 31, 2008:

	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Long-term debt [1]	$ 6,070,000	$ –	$ 6,070,000	$ –	$ –
Purchase and lease obligations [2]	3,308,050	1,541,050	1,752,000	15,000	–
Total obligations	$ 9,378,050	$ 1,541,050	$ 7,822,000	$ 15,000	$ –

(1) These payments relate to the Convertible Notes which may be converted into common shares of the Company at the holders' option at any time.

(2) Purchase and lease obligations include commitments for laboratory and drilling services and lease payments for operating and capital leases.

OUTLOOK

The Company forecasts a further 20% increase in silver production in 2009 above the record 1.214 million ounces produced in 2008 from its two mines. The estimated total metal production for 2009 includes 1.45 million oz of silver, 6,000 oz of gold, 750 tonnes of lead and 840 tonnes of zinc, or 2.07 million Ag eq oz, up from 1.81 million Ag eq oz in 2008. The Company will continue to provide silver equivalent totals but the volatility of metal prices in recent months has made this an inconsistent basis for comparison with past and future production. The Company has used metal prices of $11/oz Ag, $850/oz Au, $0.50/lb Pb and $0.50/lb Zn for 2009 silver equivalent calculations.

The cash operating cost per oz of silver, net of by-product credits, is estimated to be between US$7.00 to US$7.50 per oz for 2009. This is well below current and projected metal prices and represents a significant improvement on the actual cost of US$10.25 for 2008. The cost per oz of silver is dependent upon not only mine site operating costs and silver production, but the cost of smelting and refining, the relative value of the Mexican peso against the US dollar and the value of by-product credits. During 2008, unit costs were adversely impacted by severe increases in smelting and refining costs and the fall in base metal prices, specifically lead and zinc at Topia, which reduced the value of by-product metals.

The changes forced on Great Panther's operations by the sharp downturn in metal prices mean that both the Guanajuato and Topia Mines are emerging from 2008 much leaner and more efficient, with lower costs and excellent potential to increase production further in 2009.

If metal prices remain at or above current levels, management anticipates that cash flow generated from mining activities along with working capital, including the proceeds received from the January 2009 private placement, will be sufficient to fund the Company's operations without raising any additional capital during 2009. Should the Company chose to undertake significant capital expenditures for equipment, plant upgrades or an enhanced exploration program during 2009, additional financing will be required.

Guanajuato Mine

The Guanajuato Mine achieved several records for the year 2008, and is expected to continue with another record year in 2009. Metal production is projected to be 1,070,000 oz silver and 5,300 oz gold, from 152,000 tonnes of ore at an average grade of 260 g/t silver and 1.3 g/t gold, as compared to 848,083 oz silver and 5,488 oz gold, from 155,079 tonnes of ore at 203 g/t silver and 1.4 g/t gold in 2008.

Unit costs improved significantly towards the end of 2008 to US$5.97 per ounce of silver in the fourth quarter, and this improvement is expected to continue in 2009. Mine operating costs were reduced by a number of mine site efficiency measures. The exchange rate effectively lowered site costs still further, smelting and refining costs were reduced substantially by switching the contract to a copper smelter, and the value of gold as a by-product has increased with the recent improvement in gold prices. The average operating cost at Guanajuato is estimated at US$5.60 for the full year 2009, down from US$10.13 for the full year 2008.

Production from the lower grade San Vicente and Promontorio areas was stopped in the fourth quarter of 2008 and is not anticipated to restart in the 2009 plan. Mining will be focused on the Cata Clavo, the Rayas Clavo and the Guanajuatito areas, all with much higher silver values. Nevertheless, the milling capacity allows for double the current throughput and, should metal prices rise to justify the re-opening of lower grade areas, production may be increased further.

Mine site exploration was temporarily suspended in the fourth quarter of 2008 but will resume as soon as practical, with the focus on the delineation of deep mineralization in the Rayas area. Deep drilling in the Cata Clavo in 2008 was very successful in extending high grade silver-gold mineralization to a depth of 600 metres and much of the mine's current production comes from this area. A new resource estimate for the Cata Clavo is expected early in 2009.

Topia Mine

Late in 2008, the sharp fall in metal prices resulted in the temporary closure of all but four of the fourteen small, narrow-vein, mining operations at Topia in order to reduce costs, while the Company operated only those mines that were profitable. All but two of these mines have since been re-opened with a reduced workforce, lower costs and higher grades. While mill throughput is estimated to be lower in 2009, at 28,780 tonnes compared to 35,318 tonnes in 2008, metal output should be similar; estimated at 375,000 oz silver, 725 oz gold, 750 tonnes lead, and 840 tonnes zinc (compared to 366,199 oz silver, 812 oz gold, 876 tonnes lead, and 1,074 tonnes zinc in 2008). Silver grades are projected to be approximately 460 g/t in 2009, up from 370 g/t in 2008, as the focus shifts from exploratory development towards the mining of higher grade veins.

Topia's unit cost to produce silver is being adversely impacted by reduced by-product credits from significantly lower lead and zinc prices, and the increased cost of smelting and refining lead and zinc concentrates. Base metal prices are expected to strengthen in the long term. However, the operation is positioned to generate a positive cash flow at today's low base metal prices and will be ready to benefit from any upturn in the latter. The operations have reduced site costs, increased the ore grades, and the exchange rate has helped to further reduce unit operating costs, as expressed in US dollars. The smelting and refining contracts will be renegotiated in mid-2009 and some reductions in terms are anticipated. The average operating cost for 2009 at Topia is forecast to be in the range of US$11.00 to US$11.50 per oz Ag, net of by-product credits, due to the higher smelter charges and to continuing mine development costs. While this is less favourable than the Guanajuato Mine, operating cash flow at Topia will be supplemented by revenue from increased custom milling for other small mines in the Topia District.

Exploration at Topia in 2009 is expected to be restricted mainly to underground development on the higher grade veins. Little surface drilling is required at present as the Company has delineated sufficient resources for at least seven years of operation at current production levels, with potential to increase this with more detailed drilling in the future.

Both of Great Panther's mining operations are now generating positive operating cash flow, and the Company will benefit from the expected improvement in metal prices. The Company is one of the fastest growing silver producers in the industry, having grown from a modest 313,000 oz in 2006, its first year of silver production, through 801,000 oz in 2007 to 1,214,000 oz in 2008.

TRANSACTIONS WITH RELATED PARTIES

The Company entered into the following transactions with related parties:

	Q4 2008	Q4 2007	Fiscal 2008	Fiscal 2007
Consulting fees paid or accrued to companies controlled by directors of the Company	$ 157,747	$ 136,500	$ 595,823	$ 539,000
Consulting fees paid or accrued to companies controlled by officers of the Company	$ 37,049	$ 87,873	$ 266,230	$ 395,943
Cost recoveries received or accrued from a company with a common director of the Company	$ (765)	$ 355,610	$ 82,397	$ 631,117
Office and administration fees paid or accrued to a company controlled by a director of the Company	$ 8,547	$ 9,817	$ 36,138	$ 39,879

RISK AND UNCERTAINTIES

Exploration and development stage of the properties

Despite exploration work on the Company's mineral properties and a long history of continuous production at both the Topia and Guanajuato Mines, no defined bodies of commercial ore or economic deposits have been established to the satisfaction of NI 43-101 on any of the mineral properties. In addition, the Company is in the exploration stage at the San Antonio and Mapimi projects and substantial additional work will be required in order to determine if any economic deposits occur on these properties. Even in the event commercial quantities of minerals are discovered, these properties might not be brought into a state of commercial production. The search for valuable minerals as a business is extremely risky. Finding mineral deposits is dependent on a number of factors, not the least of which is the technical skill of exploration personnel involved.

The commercial viability of a mineral deposit, once discovered, is also dependent on a number of factors, some of which are the particular attributes of the deposit, such as size, grade and proximity to infrastructure, as well as metal prices. Most of these factors are beyond the control of the entity conducting such mineral exploration. There can be no assurance that operations will be profitable in the future.

The Company is subject to risks associated with exploration and development stages of the properties including the timing and cost of the construction of mining and processing facilities, the availability and cost of skilled labor and mining equipment, the availability and cost of appropriate smelting and refining arrangements, the need to obtain necessary environmental and other governmental approvals and permits, and potential increases in construction and operating costs due to changes in the cost of fuel, materials and supplies.

Ability to continue as a going concern

As noted in the "Liquidity and Capital Resources" section, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, during the years ended December 31, 2008 and 2007, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. Although the Company generated more than $22.4 million in gross revenues from its mining activities during 2008, it has not yet generated net profits from its business, and cannot anticipate when it will be able to do so. These conditions raise doubt about the Company's ability to continue as a going concern.

In response to these conditions, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable terms with a new smelter and reducing its staff levels.

The Company may need to raise additional funds for further exploration and future development of its mining claims and to respond to unanticipated requirements or expenses. The Company does not currently have any arrangements for financing and the Company can provide no assurance to investors that the Company will be able to find such financing if required.

Mineral prices subject to dramatic and unpredictable fluctuations

The market price of precious metals and other minerals is volatile and cannot be controlled. Our profitability and long-term viability will depend on the market price of silver, gold, lead and zinc. If these prices should drop significantly, the economic prospects of the projects in which the Company has an interest could be significantly reduced or rendered uneconomic. There is no assurance that, even if commercial quantities of ore are discovered, a profitable market may exist for the sale of same. Factors beyond the Company's control may affect the marketability of any minerals discovered.

Mineral prices have fluctuated widely, particularly in recent years. The marketability of minerals is also affected by numerous other factors beyond the Company's control, including government regulations relating to royalties, allowable production and importing and exporting of minerals, regional or global consumption, expectations for inflation, and economic and political conditions, including currency fluctuations and interest rates, the effect of which cannot be accurately predicted.

Competition and agreements with other parties

The mineral industry is intensely competitive in all phases. The Company competes with many companies possessing greater financial resources and technical facilities than ourselves for the acquisition of mineral concessions, claims, leases and other mineral interests as well as for the recruitment and retention of qualified employees.

Limited operating history

Since the Company has only relatively recently begun exploiting its mining properties, it has a limited production history on which to base an evaluation of its prospects. The Company has no way to evaluate the likelihood that it will be able to operate its business successfully and it is still in the process of determining if the properties contain a sufficient amount of economically recoverable reserves. The Company recognizes that if it is unable to generate significant profitable revenues from mining operations and/or any dispositions of its properties, it may not be able to earn profits or continue operations, potentially resulting in significant losses in the future.

Market forces outside the control of the Company

The marketability of minerals is affected by numerous factors beyond the control of the entity involved in their mining and processing. These factors include market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand. One or more of these risk elements could have an impact on costs of an operation and if significant enough, reduce the prospects of profitability of operations and threaten commercial continuation.

Environmental factors

There is no assurance that environmental regulations will not change in a manner that could have an adverse effect on the Company's financial condition, liquidity or results of operations. Environmental legislation is constantly expanding and evolving in ways that impose stricter standards and more rigorous enforcement, with higher fines and more severe penalties for non-compliance, and increased scrutiny of proposed projects. There is an increased level of responsibility for companies, and trend towards criminal liability for officers and directors for violations of environmental laws, whether inadvertent or not.

Inherent dangers with mining

The development and operation of a mine is inherently dangerous and involves risks that even experience and knowledge may not be able to overcome. These risks include unusual or unexpected geological formations, metallurgical and other processing problems, environmental hazards, power outages, labour disruptions, accidents, weather condition interruptions, explosions, fires and the inability to obtain suitable or adequate machinery, equipment or labour.

These risks could result in damage or destruction of mineral properties, production facilities, personal injury, environmental damage, mining delays, increased production costs, monetary losses and legal liability. The Company may not be able to obtain insurance to cover these risks at economically feasible premiums. Insurance against certain environmental risks, including potential liability for pollution and other hazards as a result of the disposal of waste products occurring from production, is not generally available to companies within the mining industry. The Company may suffer a material adverse effect on its business if the Company incurs losses related to any significant events that are not covered by its insurance policies.

Fluctuations in foreign exchange rates

The Company maintains its bank accounts in Canadian dollars, U.S. dollars and Mexican Pesos. The Company expects its revenue will continue to be in U.S. dollars while certain of its costs are incurred in Canadian dollars and Mexican Pesos. An appreciation in the Mexico Peso against the Canadian or U.S. dollar will increase the costs of carrying on operations. A decrease in the U.S. dollar against the Canadian dollar will result in a loss to the Company to the extent that the Company holds funds in U.S. dollars.

PROPOSED TRANSACTIONS

At the date of this MD&A, there are no proposed transactions being considered by the Company.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements is in conformity with generally accepted accounting principles and requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of expenditures for the reporting period. Significant areas requiring use of management estimates relate to the assessment of impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income taxes, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value assigned to the net assets acquired and liabilities assumed on acquisition, and amounts recorded as accrued liabilities. Actual results, therefore, could differ from these estimates. A summary of the Company's significant accounting policies is set out in Note 2 of the consolidated financial statements for the year ended December 31, 2008.

The key risks to the assumptions used in the cash flows underlying the critical accounting estimates are: a prolonged decline in metal prices, a weakening of the US dollar against the Mexican peso and not achieving production forecasts.

The accounting estimates believed to require the most difficult, subjective or complex judgments, and which are the most critical to our reporting of results of operations and financial position, are as follows:

Amortization

The Company's mineral properties and related plant and equipment are amortized based upon estimates of useful lives not to exceed the life of the mine to which the assets relate. Management's estimate of expected mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors.

Impairment of long-lived assets

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Measurement of an impairment loss is based on the excess of carrying value over the estimated fair value of the asset.

At each reporting period and whenever events or circumstances indicate that an asset's fair value may not be at least equal to its carrying value, management of the Company reviews the net carrying value. These reviews involve consideration of the fair value of each property to determine whether a permanent impairment in value has occurred and whether any asset write-down is necessary. The Company considers metals prices, cost of production, proven and probable reserves and salvage value of the property and equipment in its valuation.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur which may necessitate a write-down for asset impairment.

The Company has determined that no impairment write-down was required at December 31, 2008 for the Topia and Guanajuato mining properties. This conclusion is based on estimates of undiscounted future cash flows for these mines which include assumptions on long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. Future changes in the assumptions used for impairment testing may result in material changes in asset carrying values.

Site Restoration Costs

Upon the completion of any mining activities, the Company will customarily be required to undertake environmental reclamation activities in accordance with local and/or industry standards. It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its accrued liabilities, if any, as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such increases in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations. In fiscal 2008, the Company decreased its asset retirement obligation by $0.3 million.

Stock-based Compensation Expense

From time to time, the Company may grant share purchase options to directors, employees and service providers. The Company uses the Black-Scholes option pricing model to estimate a value for these options. This model, and other models which are used to value options, require inputs such as expected volatility, expected life to exercise and discount rates. Although not requiring any cash outlay by the Company, changes to any of these inputs could cause a significant change in the stock-based compensation expense charged in a period.

Income Taxes

The Company uses the liability method which takes into account the differences between financial statement treatment and tax treatment of certain transactions, assets and liabilities. Future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Valuation allowances are established to reduce future tax assets when there is potential that some or all of the assets will not be realized. Estimates of future taxable income and the continuation of ongoing prudent tax planning arrangements have been considered in assessing the utilization of available tax losses. Changes in circumstances and assumptions and clarifications of uncertain tax regimes may require changes to the valuation allowances associated with the Company's future tax liabilities.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a) Capital Disclosures:

Section 1535, *Capital Disclosures*, requires additional disclosures about the Company's capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company's objectives, policies and processes for managing capital. The new disclosures are provided in Note 14.

(b) Financial Instruments – Disclosure and Presentation:

Section 3862, *Financial Instruments – Disclosures*, and Section 3863, *Financial Instruments – Presentation*, replace Section 3861, *Financial Instruments – Disclosure and Presentation*, requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 14 and 15.

(c) Inventories:

Effective January 1, 2008, the Company adopted Section 3031, *Inventories*, which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The adoption of this new standard had no significant impact on the consolidated financial statements.

FUTURE ACCOUNTING PRONOUNCEMENTS

(a) Goodwill and Intangible Assets:

Section 3064, *Goodwill and Intangible Assets*, establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly-listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time. The Company does anticipate a significant increase in disclosure resulting from the adoption of IFRS and is continuing to assess the level of disclosure required as well as systems changes that may be necessary to gather and process the required information.

We have begun planning our transition to IFRS and the conversion project consists of three phases: (i) Planning and Scoping, (ii) Detailed Assessment, Conversion Planning and Development, and (iii) Implementation, Parallel Reporting and Review.

Phase One: Planning and Scoping, which involves project planning and identification of differences between current Canadian GAAP and IFRS, has been largely completed. The identified areas of accounting differences of highest potential impact to the Company, based on existing IFRS are impairment of assets, asset retirement obligations, property plant and equipment, exploration and evaluation expenditures, functional currency and initial adoption of IFRS under the provisions of IFRS 1 "First-Time Adoption of IFRS" ("IFRS 1").

Phase Two: Detailed Assessment, Conversion Planning and Development involves detailed diagnostics and evaluation of the financial impacts of various options and alternative methodologies available under IFRS; identification and design of operational and financial business processes; initial staff training; analysis of IFRS 1 optional exemptions and mandatory exceptions to the general requirement for full retrospective application upon transition to IFRS; summarization of 2011 IFRS disclosure requirements; and development of required solutions to address identified issues. It is not known whether the adoption of IFRS will have a significant impact on information systems requirements. The Company is assessing the need for system upgrades or modifications to ensure an efficient conversion to IFRS. As part of Phase Two, information systems plans will be prepared for implementation in Phase Three if necessary. The extent of the impact on the Company's information systems is not reasonably determinable at this time.

Phase Three: Implementation, Parallel Reporting and Review, expected to commence in the latter part of 2009, will involve the execution of changes to information systems and business processes; completion of formal authorization processes to approve recommended accounting policy changes; and further training programs across the Company's finance and other affected areas, as necessary. It will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements and reconciliations; embedding of IFRS in business processes; and, audit committee approval of IFRS-compliant financial statements.

FINANCIAL INSTRUMENTS

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes. The Company is exposed in varying degrees to a number of risks arising from these financial instruments. Management's close involvement in the operations allows for identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Company's main objectives for managing risks are to ensure liquidity, the fulfilment of obligations, the continuation of the Company's exploration program, and limited exposure to credit and market risks.

The types of risk exposure and the way in which such exposures are managed are as follows:

- *Credit risk.* The Compay's credit risk exposure is limited to the carrying amounts of cash and cash equivalents and amounts receivable. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates. The Company assesses the collectability of its trade receivables by reviewing the creditworthiness of its customers. The Company historically has not had issues with the collectability of its trade receivables because customers are large, multinational corporations.

- *Liquidity risk.* The Company actively manages its ability to meet its financial obligations as they become due. The Company ensures there is sufficient capital to meet short term business requirements with budgets, cash flows and liquidity forecasts. Due to current credit market conditions, the Company has increased its emphasis on cash generated from its operations, with less emphasis on external sources of funding.

- *Currency risk.* As the Company operates in an international environment, some of the Company's financial instrument and transactions are denominated in currencies other then the Canadian dollar. Revenues from the sale of concentrates are partially denominated in US dollars and partially priced at US dollars but paid in Mexican pesos. A significant portion of the Company's costs are in Mexican pesos or US dollars. The Company manages its exposure by paying its Mexican peso costs in pesos received from concentrate sales and paying its US dollar expenditures in US dollars received from concentrate sales, thereby reducing the need to exchange currencies. The foreign exchange risk received from currency conversions for the Mexican operations is not significant and therefore the foreign exchange risk is not managed with hedging agreements. US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

- *Interest rate risk.* The Company's exposure to interest rate risk is limited to cash invested in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents that are maintained in floating rates of interest. The Company manages the risk by monitoring changes in interest rates in comparison to prevailing market rates. For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum and as such are not subject to fluctuations of interest rates.

- *Commodity price risk.* The Company's trade receivables are subject to commodity price risk. Great Panther derives its revenues from the sale of silver, gold, lead and zinc. Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control. The Company has not entered into any hedging or other commodity-based risk instruments.

SECURITIES OUTSTANDING

At the date of this MD&A, the Company had 86,779,521 common shares issued and 10,069,250 warrants and options outstanding.

Three convertible notes with a total carrying value of $6,070,000 carry a conversion feature whereby they may be converted into 3,330,303 common shares of the Company at a weighted average price of $1.82 per share.

Fully diluted, the issued and outstanding shares of the Company would be 100,179,074.

ADDITIONAL DISCLOSURE REQUIREMENTS

Disclosure Controls and Procedures

Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed under Canadian and U.S. securities regulations is recorded, processed, summarized and reported within the time periods specified and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures (as such term is defined in the Exchange Act, as amended, Rules 13a-15(e) and 15d-15(e)) as of December 31, 2008. Based on that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008.

Management's Annual Report on Internal Control over Financial Reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act").

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which accompanies the consolidated financial statements.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the year ended December 31, 2008 that have materially affected, or are reasonably likely to affect our internal control over financial reporting.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document includes forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond Great Panther's control, including but not limited to: risks and uncertainties relating to the interpretation and assumptions used in calculating resource estimates; the execution and outcome of current or future exploration activities; information included or implied in the various independently produced and published technical reports; anticipated drilling and resource estimation plans; differences in actual recovery rates, grades, and tonnage from those expected; the inherent uncertainty of production and cost estimates, risks and uncertainties relating to timing and amount of estimated future production, capital expenditures and cash flows; risks relating to our ability to obtain adequate financing for our planned activities and to complete further exploration programs; foreign currency fluctuations; commodity price fluctuations; risks related to governmental regulations, including environmental regulations and other general market and industry conditions as well as those factors discussed in the section entitled *"Key Information – Risk Factors"* in Great Panther's Annual Information Form for the year ended December 31, 2008 and in each management discussion and analysis, available on SEDAR at **www.sedar.com**.

Although Great Panther has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Great Panther's actual results, programs and financial position could differ materially from those expressed in or implied by these forward-looking statements and accordingly, no assurance can be given that the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits Great Panther will derive from them. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and as such, undue reliance should not be placed on forward-looking statements.

The Company disclaims any intention and assumes no obligation to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason.

ADDITIONAL SOURCES OF INFORMATION

Additional information relating to Great Panther Resources Limited can be found on SEDAR at **www.sedar.com** and EDGAR at **http://sec.gov/edgar.shtml** or the Company's website at **www.greatpanther.com**.

MANAGEMENT'S STATEMENT OF RESPONSIBILITY FOR FINANCIAL REPORTING

The management of Great Panther Resources Limited is responsible for the presentation and preparation of the accompanying consolidated financial statements of Great Panther Resources Limited and all related financial information contained in this Annual Report, including Management's Discussion and Analysis.

The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles. They include certain amounts that are based on estimates and judgments of management. Financial information presented elsewhere in the Annual Report is consistent with that contained in the consolidated financial statements.

Management is responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision and with the participation of the Company's Chief Executive Officer and Chief Financial Officer, management has a process in place to evaluate internal control over financial reporting based on the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework. We, as Chief Executive Officer and Chief Financial Officer, will certify our annual filings with the CSA and SEC as required in Canada by National Instrument 52-109 and in the United States as required by the Securities Exchange Act of 1934.

The Company's Audit Committee is appointed by the Board of Directors annually and is comprised of three independent directors. The Audit Committee meets quarterly to review the Company's consolidated financial statements and Management's Discussion and Analysis, and on an annual basis, the independent auditors' report. The Audit Committee recommends to the Board of Directors the external auditors to be appointed by the shareholders at each annual meeting and reviews the independence and effectiveness of their work. The independent auditors have unrestricted access to the Company, the Audit Committee, and the Board of Directors.

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Securities Exchange Act of 1934 (the "Exchange Act").

Under the supervision and with the participation of our Company's Chief Executive Officer and Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2008, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

KPMG LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2008, as stated in their report which appears herein.

Robert A. Archer
Chief Executive Officer

March 11, 2009

Raakel S. Iskanius
Chief Financial Officer

March 11, 2009

AUDITORS' REPORT TO THE SHAREHOLDERS

We have audited the consolidated balance sheets of Great Panther Resources Limited as at December 31, 2008 and 2007 and the consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the years in the three-year period ended December 31, 2008 in accordance with Canadian generally accepted accounting principles.

KPMG LLP

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

TO THE BOARD OF DIRECTORS OF GREAT PANTHER RESOURCES LIMITED

We have audited the accompanying consolidated balance sheets of Great Panther Resources Limited (the "Company") as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. We also conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008 and 2007 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with Canadian generally accepted accounting principles.

Canadian generally accepted accounting principles vary in certain significant respects from US generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 21 to the consolidated financial statements.

As discussed in Note 2(a), the consolidated statements of operations for the years ended December 31, 2007 and 2006 have been restated.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of December 31, 2008, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 11, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 11, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
TO THE SHAREHOLDERS AND BOARD OF DIRECTORS OF GREAT PANTHER RESOURCES LIMITED

We have audited Great Panther Resources Limited's (the "Company") internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on the criteria established in *Internal Control – Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007 and the related consolidated statements of operations and comprehensive loss, deficit and cash flows for each of the years in the three-year period ended December 31, 2008 and our report dated March 11, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

KPMG LLP, Chartered Accountants, Vancouver, Canada
March 11, 2009

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED BALANCE SHEETS

DECEMBER 31, 2008 AND 2007 (EXPRESSED IN CANADIAN DOLLARS)

	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	**$ 606,244**	$ 5,357,977
Marketable securities	**6,435**	39,795
Amounts receivable (note 5)	**2,806,432**	5,879,243
Income taxes recoverable	**431,523**	363,220
Inventories (note 6)	**945,506**	748,473
Prepaid expenses, deposits and advances	**495,287**	576,589
	5,291,427	12,965,297
Mineral properties, plant and equipment (note 7)	**16,087,761**	18,087,813
	$ 21,379,188	$ 31,053,110
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	**$ 3,534,842**	$ 2,216,730
Current portion of capital lease obligation (note 18(e))	**436,498**	–
Current portion of long-term debt (note 9(a))	**–**	88,625
	3,971,340	2,305,355
Long-term liabilities:		
Capital lease obligation (note 18(e))	**456,788**	–
Convertible loan notes (note 9(b))	**4,651,690**	4,028,611
Asset retirement obligations (note 10)	**1,104,877**	1,101,171
Future income tax liability (note 16)	**1,901,614**	2,421,504
	12,086,309	9,856,641
Shareholders' equity:		
Capital stock (note 11(b))	**57,865,462**	56,988,447
Contributed surplus (note 11(c))	**7,724,900**	6,261,116
Equity component of convertible note (note 9(b))	**2,569,000**	2,569,000
Advances on share subscriptions (note 11(f))	**85,000**	–
Accumulated other comprehensive income (loss) (note 12)	**(37,592)**	5,945
Deficit	**(58,913,891)**	(44,628,039)
	9,292,879	21,196,469
Nature of operations and going concern (note 1)		
Commitments and contingencies (notes 9, 10, and 18)		
Subsequent events (note 19)		
	$ 21,379,188	$ 31,053,110

See accompanying notes to consolidated financial statements.

Approved on behalf of the Board:

Martin Carsky
Director

Kaare G. Foy
Director

GREAT PANTHER RESOURCES LIMITED – CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

	2008	2007	2006
Revenues:			
Mineral sales	**$ 22,445,438**	$ 15,523,094	$ 6,333,034
Cost of sales (excluding amortization and depletion)	**18,144,223**	14,152,657	6,382,639
	4,301,215	1,370,437	(49,605)
Expenses:			
Amortization and depletion of mineral properties, plant and equipment	**4,285,029**	3,603,668	1,421,769
Accretion on asset retirement obligation	**281,677**	22,704	–
Mineral property exploration expenditures (note 8)	**6,327,926**	6,803,104	3,968,083
General and administrative	**5,965,595**	4,672,362	4,408,631
Stock-based compensation (note 11(d))	**1,608,271**	1,129,500	4,672,774
	18,468,498	16,231,338	14,471,257
	(14,167,283)	(14,860,901)	(14,520,862)
Other income (expenses):			
Interest income	**240,929**	207,892	366,319
Interest expense	**(1,155,197)**	(1,035,577)	(830,236)
Foreign exchange gain (loss)	113,042	(1,440,802)	10,358
Gain on disposal of fixed assets	31,168	–	–
	(770,058)	(2,268,487)	(453,559)
Loss before provision for income taxes	**(14,937,341)**	(17,129,388)	(14,974,421)
Provision for income taxes (note 16)	651,489	(2,571,473)	(110,016)
Loss for the year	**(14,285,852)**	(19,700,861)	(15,084,437)
Other comprehensive income (loss), net of tax:			
Unrealized gain (loss) on marketable securities	(**43,537)**	5,945	–
Comprehensive loss for the year	**$(14,329,389)**	$ (19,694,916)	$ (15,084,437)
Diluted and basic loss per share (note 2(o))	**$ (0.18)**	$ (0.27)	$ (0.25)
Weighted average number of common shares outstanding	**81,321,733**	72,227,455	59,720,424

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED CONSOLIDATED STATEMENTS OF DEFICIT

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

	2008	2007	2006
Deficit, beginning of year	**$(44,628,039)**	$ (24,927,178)	$ (9,842,741)
Loss for the year	**(14,285,852)**	(19,700,861)	(15,084,437)
Deficit, end of year	**$(58,913,891)**	$ (44,628,039)	$ (24,927,178)

See accompanying notes to consolidated financial statements.

GREAT PANTHER RESOURCES LIMITED
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

	2008	2007	2006
Cash flows used in operating activities:			
Loss for the year	**$ (14,285,852)**	$ (19,700,861)	$ (15,084,437)
Items not involving cash:			
Amortization and depletion of mineral properties, plant and equipment	**4,285,029**	3,603,668	1,421,769
Foreign exchange loss (gain) on debt	**5,119**	(778)	(12,395)
Foreign exchange loss (gain) on capital lease obligation	**128,493**	–	–
Stock-based compensation	**1,608,271**	1,129,500	4,672,774
Shares issued for mineral exploration expenditures	**191,568**	246,000	613,000
Future income tax	**(519,890)**	(2,421,504)	(17,459)
Interest accretion on debt discount	**11,154**	259,355	378,363
Interest accretion on convertible note payable	**623,079**	377,812	149,799
Interest on capital lease obligation	**24,438**	–	–
Accretion on asset retirement obligations	**281,677**	22,704	–
Write-down of inventory	**240,810**	–	–
Gain on disposal of capital assets	**(31,168)**	–	–
Changes in non-cash operating working capital:			
Amounts receivable	**3,209,104**	(1,758,659)	(3,119,463)
Inventories	**(357,566)**	(143,346)	(605,127)
Prepaid expenses and deposits	**371,085**	245,025	(637,702)
Accounts payable and accrued liabilities	**1,028,329**	1,304,802	680,062
Income taxes	**(68,303)**	(490,695)	127,475
Net cash used in operating activities	**(3,254,623)**	(12,483,969)	(11,433,341)
Cash flows used in investing activities:			
Marketable securities	**(10,177)**	(33,850)	–
Mineral properties and capital expenditures	**(1,927,624)**	(3,328,413)	(5,736,570)
Proceeds from disposal of capital assets	**100,614**	–	–
Net cash used in investing activities	**(1,837,187)**	(3,362,263)	(5,736,570)
Cash flows from financing activities:			
Repayment of long-term debt	**(104,898)**	(1,456,893)	(4,897,504)
Repayment of capital lease obligation	**(180,985)**	–	–
Proceeds from advances on share subscriptions	**85,000**	–	–
Proceeds from exercise of warrants	**142,710**	8,725,054	9,224,170
Proceeds from exercise of options	**398,250**	678,000	869,257
Proceeds from issuance of convertible notes	**–**	4,050,000	2,020,000
Issuance of shares for cash, net of issue costs	**–**	–	13,866,639
Net cash from financing activities	**340,077**	11,996,161	21,082,562
Increase (decrease) in cash and cash equivalents	**(4,751,733)**	(3,850,071)	3,912,651
Cash and cash equivalents, beginning of year	**5,357,977**	9,208,048	5,295,397
Cash and cash equivalents, end of year	**$ 606,244**	$ 5,357,977	$ 9,208,048
Supplementary cash flow information:			
Income taxes received	**$ 63,296**	$ –	$ –
Income taxes paid	**–**	640,664	–
Interest expense paid	**496,526**	330,517	121,200
Interest income received	**250,317**	198,504	302,074
Non-cash financing and investing transactions:			
Mineral property adjustment from changes in asset retirement obligation	**(277,971)**	986,182	92,285
Assumption of capital lease obligation on purchase of equipment	**785,047**	–	–
Value added tax on capital lease obligation	**136,293**	–	–
Warrants and options issued for financing fee	**–**	–	251,500
Assumption of debt on purchase of mining concession	**–**	–	231,260
Shares issued and funds received in prior years	**–**	–	49,910
Issuance of shares pursuant to mineral property option agreements	**191,568**	246,000	613,000

See accompanying notes to consolidated financial statements.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS AND GOING CONCERN:

Great Panther Resources Limited ("the Company") was continued under the Business Corporations Act (Yukon) on March 22, 1996 and continued under the Business Corporations Act (British Columbia) on July 9, 2004. On October 2, 2003, the Company changed its name from Great Panther Inc. to Great Panther Resources Limited and the common shares were consolidated whereby ten common shares were exchanged for one new common share.

The Company is in the business of acquisition, development and exploration, and operation of mineral properties and mines in Mexico. Of the properties in which the Company has an interest, the Topia and Guanajuato mines were in production at the balance sheet dates. The Company's other mineral property interests are in the exploration stage and it has not yet been determined as to whether these properties contain ore reserves that are economically viable. Costs associated with these exploration stage properties have been expensed.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. During the years ended December 31, 2008 and 2007, the Company recorded losses of approximately $14,286,000 and $19,701,000 respectively, and used cash in operations of approximately $3,255,000 and $12,484,000, respectively. As at December 31, 2008, the Company had an accumulated deficit of approximately $58,914,000 and a working capital balance of $1,320,000. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

In response to these conditions, management has undertaken a plan to significantly reduce costs through a series of actions including, but not limited to, reducing exploration activities, reducing capital expenditures, obtaining more favourable smelter terms with a new customer, reducing its staff levels, and considering other financing alternatives for its operations. Subsequent to year end, the Company raised additional equity (note 19(a)).

The Company's ability to continue on as a going concern is dependent on the achievement of profitable operations, the existence of economically recoverable mineral reserves and the ability to raise adequate financing from lenders, shareholders and other investors to support its business activities. Given the current economic environment, there can be no assurance that such financing will be available to the Company on acceptable terms, or at all. Failure to continue as a going concern would require the Company's assets and liabilities to be presented on a liquidation basis, which would differ materially from the going concern basis.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) Restatement:

The Company's consolidated financial statements for the years ended December 31, 2007 and 2006 have been restated to reduce revenue to reflect the proceeds from the sale of concentrates, net of treatment and refining fees charged by counter parties, as the Company assumes no risk or obligation for treatment and refining services under its sales arrangements. The Company previously recorded treatment and refining fees as a cost of sales.

The effect of the restatement is a decrease in cost of sales (excluding amortization and depletion) and a decrease in revenues for the year ended December 31, 2007 by $1,963,976 (2006 – $736,408). This restatement has no impact on the reported loss and loss per share for each of the years.

	2007		2006	
	As originally reported	As restated	As originally reported	As restated
Mineral sales	$ 17,487,070	$ 15,523,094	$ 7,069,442	$ 6,333,034
Cost of sales (excluding amortization and depletion)	$ 16,116,633	$ 14,152,657	$ 7,119,047	$ 6,382,639

(b) Basis of presentation:

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, New Age Investments Inc., Minera Mexicana el Rosario, S.A. de C.V., Metalicos de Durango, S.A. de C.V., Minera de Villa Seca, S.A. de C.V., and Exploraciones Mineras el Rosario, S.A. de C.V. Significant inter-company balances and transactions are eliminated on consolidation.

These consolidated financial statements have been prepared by management in accordance with Canadian generally accepted accounting principles. The significant measurement differences between those principles and requirements promulgated by the Financial Accounting Standards Board and the Securities and Exchange Commission (collectively US GAAP), as they affect the Company, are disclosed in note 20.

(c) Use of estimates:

The preparation of the consolidated financial statements requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the assessment for impairment and useful life of mineral properties, plant and equipment, site restoration costs, valuation of amounts receivable and future income tax assets, assumptions used in determining the fair value of non-cash stock-based compensation, the fair value of the equity component of convertible loan notes and the fair values assigned to the net assets acquired and liabilities assumed on acquisition. Due to the inherent uncertainty involved with making such estimates, actual results reported in future years could differ from these estimates.

(d) Cash and cash equivalents:

Cash and cash equivalents consist of highly liquid investments that are readily convertible to known amounts of cash. Short-term investments have maturity dates of three months or less from the date of purchase, or they are redeemable prior to maturity.

(e) Marketable securities:

Marketable securities are recorded at fair value based on quoted market prices.

(f) Inventories:

Inventories consist of ore stockpiles and concentrate inventories which are valued at the lower of weighted average cost and net realizable value. Costs include all direct production costs and fixed overhead. Materials and supplies inventory, which includes the cost of consumables used in operations such as fuel, grinding media, chemicals and spare parts, are stated at the lower of average cost and replacement cost. Major spare parts and standby equipment are included in property, plant, and equipment when they are expected to be used during more than one period or if they can only be used in connection with an item of property, plant, and equipment.

(g) Mineral properties, plant and equipment:

The Company's policy is to expense, as incurred, exploration expenditures, periodic option payments related to mineral properties and administrative and land use costs incurred prior to commercial feasibility of mining operations being established. Mineral property acquisition costs are capitalized.

Mineral property acquisition costs include cash consideration and the fair value of common shares issued for mineral property interests, pursuant to the terms of the relevant agreement. Costs related to the acquisition of property and mineral rights, equipment, construction of production facilities and the development and betterment of mine infrastructure and equipment are capitalized. Costs of permitting, evaluation and feasibility are capitalized upon completion of an analysis which demonstrates the economic viability of the mineral deposit. Mineral property sales proceeds or option payments received for exploration rights are treated as cost recoveries.

Once commercial production has commenced, production facilities and equipment are depreciated using the units-of-production method, if sufficient reserve information is available or the straight-line method over their estimated useful lives, not to exceed the life of the mine to which the assets relate. As at December 31, 2008, the Company did not have a reliable estimate of reserves and therefore did not use the units-of-production method. Effective October 1, 2008, the remaining life of the Topia mine was extended from 2 years to 7 years. Effective December 31, 2008, the remaining life of the Guanajuato mine was extended from 2 years to 3 years. Management's estimate of expected remaining mine life is based upon available internal and external estimated resource information, historical production and recovery levels, planned future production and recovery levels, and other factors. Changes in mine life are recognized prospectively.

Maintenance and repairs are charged to operations as incurred. When assets are retired or sold, the costs and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations.

Capital assets held at the parent company are recorded at cost less accumulated depreciation, calculated using the following basis:

Computer equipment	30% declining balance
Furniture and fixtures	20% declining balance
Office equipment	20% declining balance
Leasehold improvements	straight-line over the term of the lease

(h) Impairment of long-lived assets:

The Company reviews and evaluates its long-lived assets, including mineral properties, plant and equipment, for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to its estimated undiscounted future cash flows expected to be generated by the asset. Estimated cash flows include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. If carrying value exceeds estimated discounted future cash flows, an impairment loss is recognized based on the excess of carrying value over the estimated fair value of the asset.

Management's estimates are subject to risks and uncertainties of changes affecting the recoverability of the Company's investment in its mineral property, plant, equipment and mine development. Management's estimates of these factors are based on current conditions. Nonetheless, it is reasonably possible that in the near term, changes that could adversely affect management's estimate of net cash flows expected to be generated from its properties could occur, which may necessitate a write-down for asset impairment.

(i) Stock-based compensation:

The Company accounts for stock-based payments granted to non-employees after January 1, 2002 and employees after January 1, 2003 using the fair value-based method. Under the fair value-based method, compensation cost is measured at the fair value as the awards are earned and services performed and charged to operations over the service period which normally is the period during which the options vest.

(j) Revenue recognition:

The Company recognizes revenue from the sale of concentrates based on market metal prices and mineral content when title to the concentrates transfers to the customer, which generally occurs on the date the shipment is received. Revenue is recorded in the consolidated statement of operations net of treatment and refining costs paid to counter parties under terms of the off take arrangements. Revenue from the sale of the concentrates is subject to adjustment upon final settlement based upon metal prices, weights and assays. For each reporting period until final settlement, estimates of metal prices are used to record sales using forward metal prices based upon the expected final settlement date. Variations between the sales price recorded at the shipment date and the actual final sales price at the settlement date caused by changes in market metal prices results in an embedded derivative in the related accounts receivable balance. The embedded derivative is recorded at fair value each period until final settlement occurs with changes in fair value classified as a component of revenue.

(k) Asset retirement obligations:

The Company's mining and exploration activities are subject to various laws and regulations governing the protection of the environment. The Company recognizes the fair value of future reclamation and remediation as a liability in the period in which it incurs a legal obligation associated with the retirement of tangible long-lived assets that results from the acquisition, construction, development, and/or normal use of the asset, if a reasonable estimate of fair value can be made. The liability is measured initially at fair value and the resulting cost capitalized to the carrying value of the related assets. In subsequent periods, the liability is adjusted for accretion of the discount and any change in the amount or timing of the underlying cash flows. The asset retirement cost is depreciated over the remaining life of the assets.

It is reasonably possible that the ultimate cost of remediation and reclamation could change in the future due to uncertainties associated with defining the nature and extent of environmental contamination, the application of laws and regulations by regulatory authorities and changes in remediation technology. The Company continually reviews its asset retirement obligations as evidence becomes available indicating that its remediation and reclamation liabilities may have changed. Any such changes in costs could materially impact the future amounts charged to operations for reclamation and remediation obligations.

(l) Financial instruments:

The Company's financial instruments consist of cash and cash equivalents, marketable securities, amounts receivable, income taxes recoverable, accounts payable and accrued liabilities, long-term debt and convertible loan notes. These financial instruments are classified as either held-for-trading, available-for-sale, held-to-maturity, loans and receivables or other financial liabilities.

Held-for-trading financial instruments include cash and cash equivalents and are initially and subsequently recorded at fair value. Unrealized gains and losses related to revaluations are recorded in net income for the period. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Transaction costs are expensed as incurred for financial instruments designated as held-for-trading. The effective interest rate method of amortization is used for any transaction costs for financial instruments measured at amortized cost, which includes loans and receivables and other financial liabilities.

Available-for-sale financial assets include marketable securities and are initially and subsequently recorded at fair value. Unrealized gains and losses resulting from revaluation are included in other comprehensive income. When the assets are sold or an impairment write down is required, the accumulated fair value adjustments recognized in equity are included in the income statement. Financial assets that are non-derivatives and not classified in any of the other categories are classified as available-for-sale. Categories of regular way purchases and sales of financial assets are accounted for at the settlement date.

Loans and receivables include amounts receivable and income taxes recoverable, and are initially measured at fair value and subsequently measured at amortized cost. Gains and losses resulting from revaluations, impairment write-downs and foreign exchange translation adjustments are recognized in net earnings for the period. Financial assets with fixed or determinable payments that are not quoted in an active market are classified in this category.

Other financial liabilities include accounts payable, accrued liabilities, long-term debt and convertible loan notes. Other financial liabilities are initially measured at fair value and subsequent periodical revaluations are recorded at amortized cost using the effective interest rate method. Gains and losses resulting from revaluation and foreign exchange translation adjustments are recognized in net earnings for the period.

The conversion feature of the convertible loan notes are recorded at fair value using a Black-Scholes valuation model upon issue of the note. The fair value of the conversion feature is recorded as an equity component of the note financing, reducing the amount assigned to the debt component. The debt component is accreted to its fair value until extinguished on conversion or maturity.

The Company assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired using the following criteria:

- For available-for-sale financial assets, the cumulative loss measured as the difference between the acquisition cost and the current fair value, less any impairment loss on that financial asset previously recognized in profit or loss, is removed from equity and recognized in the income statement. Impairment losses recognized in the income statement are not reversed through the income statement.

- For loans and receivables, a provision for impairment is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor or delinquency in payments are considered indicators that a trade receivable is impaired. The amount of the provision is the difference between the asset's carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in the income statement within general and administrative expenses. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited against general and administrative expenses in the income statement.

(m) Foreign currency translation:

The functional currency of the Company and its subsidiaries is the Canadian dollar.

Monetary items denominated in a foreign currency are translated to Canadian dollars at exchange rates in effect at the balance sheet date and non-monetary items are translated at rates of exchange in effect when the assets were acquired or obligations incurred. Revenues and expenses are translated at rates in effect at the time of the transactions. Foreign exchange gains and losses are included in income.

(n) Income taxes:

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases (temporary differences), and tax loss carry forwards. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to be in effect when the temporary differences are likely to be recovered or settled. The effect on future income tax assets and liabilities of a change in tax rates is included in operations in the period in which the change is substantively enacted. The amount of future income tax assets recognized is limited to the amount that is, in management's estimation, more likely than not to be realized.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

(o) Loss per share:

Basic loss per share is computed by dividing net loss by the weighted average number of common shares outstanding during the reporting period. Diluted loss per share is computed similar to basic loss per share except that the weighted average shares outstanding are increased to include additional shares from the assumed exercise of stock options and warrants, if dilutive. The number of additional shares is calculated by assuming that outstanding stock options or warrants were exercised and that the proceeds from such exercises were used to acquire shares of common stock at the average market price during the reporting period. Diluted loss per share is the same as basic loss per share because the effect on the basic loss per share of outstanding options and warrants is anti-dilutive.

(p) Comparative figures

Certain comparative figures have been reclassified to conform with current year presentation.

3. ADOPTION OF NEW ACCOUNTING STANDARDS:

Effective January 1, 2008, the Company adopted the following new accounting standards issued by the Canadian Institute of Chartered Accountants ("CICA"):

(a) Capital Disclosures:

Section 1535, *Capital Disclosures,* requires additional disclosures about the Company's capital and how it is managed. The additional disclosure includes quantitative and qualitative information regarding the Company's objectives, policies and processes for managing capital. The new disclosures are provided in Note 13.

(b) Financial Instruments – Disclosure and Presentation:

Section 3862, *Financial Instruments – Disclosures,* and Section 3863, *Financial Instruments – Presentation,* replace Section 3861, *Financial Instruments – Disclosure and Presentation,* requiring disclosures of both qualitative and quantitative information on the nature and extent of risks arising from financial instruments to which the Company is exposed and how it manages those risks. The new disclosures are provided in Notes 14 and 15.

(c) Inventories:

Effective January 1, 2008, the Company adopted Section 3031, *Inventories,* which replaces Section 3030. The new standard provides guidance on the determination of costs and its subsequent recognition as an expense, including any write-down to net realizable value. The Section also provides guidance on the cost formulas that are used to assign costs to inventories.

The adoption of this new standard had no significant impact on the consolidated financial statements.

4. RECENT ACCOUNTING PRONOUNCEMENTS:

(a) Goodwill and Intangible Assets:

Section 3064, *Goodwill and Intangible Assets,* establishes revised standards for recognition, measurement, presentation, and disclosure of goodwill and intangible assets. The standard is effective for interim and annual financial statements beginning January 1, 2009. The Company does not expect the adoption of this Section to have a significant effect on its financial statements.

(b) International Financial Reporting Standards ("IFRS"):

In 2006, the Canadian Accounting Standards Board ("AcSB") published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with IFRS over an expected five-year transitional period. In February 2008, the AcSB announced that 2011 is the changeover date for publicly listed companies to use IFRS, replacing Canada's own GAAP. The transition date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010 and restatement of the opening balance sheet as at January 1, 2010.

The Company is developing an IFRS conversion plan and has completed a preliminary assessment which prioritizes how each IFRS standard will impact the financial statements. The Company anticipates there will be changes in accounting policies and these changes may materially impact our financial statements but the impact cannot be reasonably estimated at this time.

5. AMOUNTS RECEIVABLE:

	2008	2007
Trade accounts receivable	**$ 1,693,512**	$ 2,515,477
Value added tax recoverable	**1,292,264**	3,037,482
Other	**123,782**	436,284
	3,109,558	5,989,243
Allowance for doubtful amounts	**(303,126)**	(110,000)
	$ 2,806,432	$ 5,879,243

The Company, through its Mexican subsidiaries, pays value added tax on the purchase and sale of goods and services at a rate of 15%. The net amount paid or payable is recoverable, but such recovery is subject to review and assessment by local tax authorities.

6. INVENTORIES:

	2008	2007
Finished product	**$ 506,383**	$ 311,357
Ore stockpile	**7,026**	29,319
Materials and supplies	**672,907**	407,797
	$ 1,186,316	$ 748,473
Write-down of finished product to net realizable value	**(240,810)**	–
	$ 945,506	$ 748,473

The amount of inventory recognized as an expense for the years ended December 31, 2008, 2007 and 2006 is represented by the amount of cost of sales.

7. MINERAL PROPERTIES, PLANT AND EQUIPMENT:

The major components of the Company's mineral properties, plant and equipment are as follows:

	December 31, 2008	December 31, 2007
Topia Mine :		
Mineral properties	**$ 2,731,978**	$ 2,167,106
Plant and equipment	**5,847,432**	5,660,608
Buildings and mobile equipment	**395,716**	393,346
Asset retirement obligations (note 10)	**231,439**	546,254
	9,206,565	8,767,314
Accumulated depreciation and depletion	**(3,838,616)**	(2,177,831)
	$ 5,367,949	$ 6,589,483
Guanajuato Mines:		
Mineral properties	**$ 4,130,020**	$ 3,978,063
Plant and equipment	**6,504,682**	4,828,025
Buildings and mobile equipment	**1,711,403**	1,752,370
Land	**2,844,889**	2,844,889
Asset retirement obligations (note 10)	**569,057**	532,213
	15,760,051	13,935,560
Accumulated depreciation and depletion	**(5,333,231)**	((2,753,990)
	$ 10,426,820	$ 11,181,570
Santo Nino	**$ 68,542**	$ 68,542
Leasehold improvements and other equipment, net of accumulated depreciation of $208,299 (2007 – $123,957)	**224,450**	248,218
	$ 16,087,761	$ 18,087,813

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

(a) Topia Mine:

On June 30, 2005, the Company purchased 100% of the ownership rights in and to all the fixed assets, machinery, equipment and Topia Mining Concessions pursuant to the Topia Purchase Agreement located in the Municipality of Topia, State of Durango, Mexico.

(b) Guanajuato Mine

On October 25, 2005, the Company purchased a 100% ownership interest in a group of producing silver-gold mines in Guanajuato, Mexico which includes 2 main properties, a plant, workshops and administration facilities, mining infrastructure, equipment, and certain surface rights (real estate).

(c) Arcoiris Concession:

On March 8, 2006, the Company purchased a 100% interest in the Arcoiris concession. The Arcoiris concession is a strategic claim that is contiguous with the existing Topia Mine Property. The 100 hectare concession contains portions of the strike extension and down-dip projection of the Dos Amigos Vein that the Company has already started developing on its Topia Mine Property.

(d) Fundiciones Property:

On May 15, 2006, the Company purchased a 100% interest in the Fundiciones property. The additional 3.88 hectares of real estate is adjacent to the existing plant at Guanajuato and the purchase will facilitate any future expansion of the plant facilities.

The carrying values of the mineral properties, plant and equipment related to the Topia mine and the Guanajuato mine were $5,367,949 and $10,426,820, respectively, at December 31, 2008. The Company has determined that no impairment write-down was required at December 31, 2008 for the Topia and Guanajuato mining properties. This conclusion is based on estimates of undiscounted future cash flows for these mines which include assumptions about long-term silver, gold, lead and zinc prices, future production levels, and future operating, capital and reclamation costs. Future changes in the assumptions used for impairment testing may result in material changes in asset carrying values.

8. MINERAL PROPERTY EXPLORATION EXPENDITURES:

The continuity of expenditures on mineral properties for the year ended December 31, 2008 is as follows:

		San Antonio (a)	Santo Nino (a)	San Taco (b)	Topia Main Block note 7(a)	Topia II to IV note 7(a)	Guanajuato note 7(b)	Virimoa (c)	Mapimi (d)	2008
Option payments:	Cash	$ –	$ –	$ –	$ –	$ –	$ –	$ –	$ 375,280	$ 375,280
	Shares	–	–	–	–	–	–	–	191,568	191,568
Analysis		–	–	–	44,624	–	210,420	–	117,761	372,805
Drilling		–	–	–	302,427	–	890,951	–	643,106	1,836,484
Field costs		1,176	–	–	35,697	–	15,060	–	54,774	106,707
Geology		5,180	–	–	267,517	–	694,985	–	557,585	1,525,267
Project administration		32,558	–	–	16,083	–	222,159	–	182,021	452,821
Mine exploration costs		–	–	–	1,549,391	–	–	–	–	1,549,391
		38,914	–	–	2,215,739	–	2,033,575	–	2,122,095	6,410,323
Cost recoveries		(82,397)	–	–	–	–	–	–	–	(82,397)
		(43,483)	–	–	2,215,739	–	2,033,575	–	2,122,095	6,327,926
Cumulative expenses, beginning of year		210,074	489,654	425,465	5,817,298	168,144	4,257,919	369,788	3,083,486	14,821,828
Cumulative expenses, end of year		$ 166,591	$ 489,654	$ 425,465	$ 8,033,037	$ 168,144	$ 6,291,494	$ 369,788	$ 5,205,581	$21,149,754

The continuity of expenditures on mineral properties for the year ended December 31, 2007 is as follows:

		San Antonio (a)	Santo Nino (a)	San Taco (b)	Topia Main Block note 7(a)	Topia II to IV note 7(a)	Guanajuato note 7(b)	Virimoa (c)	Mapimi (d)	2007
Option payments:	Cash	$ 49,119	$ 102,721	$ –	$ –	$ –	$ –	$ –	$ 216,623	$ 368,463
	Shares	–	–	–	–	–	–	–	246,000	246,000
Analysis		19,588	–	–	51,098	–	293,759	–	160,448	524,893
Drilling		161,212	–	–	766,273	–	816,417	–	928,912	2,672,814
Field costs		315,688	–	–	111,448	–	3,007	–	171,758	601,901
Geology		31,582	–	–	323,649	–	750,145	–	459,351	1,564,727
Project administration		30,132	–	–	16,490	–	52,024	–	133,577	232,223
Mine exploration costs		–	–	–	1,223,200	–	–	–	–	1,223,200
		607,321	102,721	–	2,492,158	–	1,915,352	–	2,316,669	7,434,221
Cost recoveries		(631,117)	–	–	–	–		–	–	(631,117)
		(23,796)	102,721	–	2,492,158	–	1,915,352	–	2,316,669	6,803,104
Cumulative expenses, beginning of year		233,870	386,933	425,465	3,325,140	168,144	2,342,567	369,788	766,817	8,018,724
Cumulative expenses, end of year		$ 210,074	$ 489,654	$ 425,465	$ 5,817,298	$ 168,144	$ 4,257,919	$ 369,788	$ 3,083,486	$14,821,828

The continuity of expenditures on mineral properties for the year ended December 31, 2006 is as follows:

		San Antonio (a)	Santo Nino (a)	San Taco (b)	Topia Main Block note 7(a)	Topia II to IV note 7(a)	Guanajuato note 7(b)	Virimoa (c)	Mapimi (d)	2006
Option payments:	Cash	$ –	$ 11,495	$ –	$ –	$ –	$ –	$ 111,337	$ 93,639	$ 216,471
	Shares	–	–	–	–	–	–	81,000	532,000	613,000
Analysis		1,288	–	–	64,493	–	286,744	–	–	352,525
Drilling		–	–	–	206,977	–	620,092	–	24,951	852,020
Field costs		768	–	–	228,253	–	43,061	–	–	272,082
Geology		16,782	11,307	–	352,364	44,188	848,183	–	107,207	1,380,031
Project administration		16,006	–	–	127,244	–	129,684	–	9,020	281,954
		34,844	22,802	–	979,331	44,188	1,927,764	192,337	766,817	3,968,083
Cumulative expenses, beginning of period		199,026	364,131	425,465	2,345,809	123,956	414,803	177,451	–	4,050,641
Cumulative expenses, end of period		$233,870	$386,933	$425,465	$ 3,325,140	$168,144	$ 2,342,567	$ 369,788	$ 766,817	$ 8,018,724

(a) Santo Nino Project:

On March 13, 2007, the Company satisfied all conditions of the option agreement by paying the seventh and final installment payment. By making cumulative payments of US$165,000 over a three year period, the Company is granted ownership to the Santo Nino Mining Concession located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

On February 2, 2007, the Company entered into an option agreement with Altair Ventures Incorporated ("Altair"). Terms of the agreement allow Altair to acquire a 70% interest in the four mining claims named "San Antonio", "Iran", "Chiripa", and "Santo Nino" by making scheduled cash payments totaling US$200,000, issuing a total of 200,000 shares of Altair and fulfilling certain work commitments on the property over a three year period. As at December 31, 2008, US$60,000 and 150,000 shares of Altair have been received in accordance with the agreement.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

There is no underlying Net Smelter Return royalty or other royalties and Great Panther owns 100% of all four concessions as at December 31, 2008.

(b) San Taco Project:

On February 28, 2004, the Company entered into an option agreement (the San Taco Option Agreement) which granted the Company the right and option, for a period of three years plus 30 days, to purchase 100% of the ownership rights in and to the San Taco Mining Concessions located in the Guadalupe y Calvo Mining District, State of Chihuahua, Mexico.

The Company did not make the required US$100,000 payment on February 28, 2006 and as a result forfeited all rights and options to the property.

(c) Virimoa Project:

On June 13, 2005, the Company signed an Option Agreement to earn a 100% interest of the ownership rights in two mining claims designated as the Virimoa Property located in the Topia Mining District, State of Durango, Mexico.

In May 2007, the Company chose to forfeit all rights and options to the property. Of the total consideration of US$300,000 and 300,000 common shares of the Company payable over three years, US$50,000 was paid and 150,000 shares issued. No payments were made in 2007.

(d) Mapimi Project:

On September 11, 2006, the Company signed an Option Agreement to earn a 100% interest of the ownership rights to seventeen mining concessions collectively known as the Mapimi Project (formerly known as Km 66) in eastern Durango State, Mexico. In consideration for the right and purchase, the Company must make payments totalling US$3,000,000 and issue 500,000 common shares as follows:

(i) US$20,000 (paid) within 30 days of the signing of the option agreement;

(ii) US$80,000 (paid) and issuance of 200,000 common shares (issued) upon registration of the option agreement;

(iii) US$200,000 (paid) and issuance of 200,000 common shares (issued) by the first anniversary of the date of signing the option agreement;

(iv) US$500,000 (paid) and issuance of 100,000 common shares (issued) by the second anniversary of the date of signing the option agreement;

(v) US$700,000 by the third anniversary of the date of signing the option agreement; and

(vi) US$1,500,000 by the fourth anniversary of the date of signing the option agreement.

If the option is exercised, the vendors will retain a 3% Net Smelter Return, each 0.5% (to a maximum of 2%) of which can be purchased for US$500,000.

9. LONG-TERM DEBT:

(a) Long-term debt:

	December 31, 2008	December 31, 2007
Arcoiris concession acquisition, carrying value of US$100,000 (note 7(c)), without interest and discounted at an effective interest rate of 26.8% per annum, payable in four staged payments over three years	**$ –**	$ 99,130
	–	99,130
Less: unamortized discount	**–**	(10,505)
	–	88,625
Current portion	**–**	(88,625)
	$ –	$ –

Interest accreted on long-term debt totaled $11,154 in 2008 (2007 – $259,355).

(b) Convertible loan notes:

	December 31, 2008	December 31, 2007
$2,020,000 note due March 9, 2010, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 26.8%.	**$ 1,680,550**	$ 1,398,507
$4,050,000 million notes due July 14, 2011, interest rate of 8% per annum payable quarterly. Discounted at an effective interest rate of 25.1%.	**2,971,140**	2,630,104
	$ 4,651,690	$ 4,028,611

Interest accreted on long-term debt totaled $11,154 in 2008 (2007 – $259,355).

(i) On March 8, 2006, the Company completed a financing agreement for cash proceeds of $2,020,000. The financing consisted of an 8% per annum unsecured convertible note maturing March 9, 2010, convertible into common shares of the Company at a price of $1.32 per share at the holders' option at any time. On issuance, the conversion feature of the note had a fair value of $1,006,000 determined using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.1%, volatility of 63.4%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the note payable during 2008 was $282,043 (2007 – $234,708).

(ii) On July 13, 2007, the Company completed financing agreements for cash proceeds of $4,050,000. The financing consisted of two 8% per annum unsecured convertible notes maturing July 14, 2011, convertible into common shares of the Company at a price of $2.25 per share at the holders' option at any time. On issuance, the conversion feature of the note had a fair value of $1,563,000 using the Black-Scholes valuation model. The assumptions used in the valuation model were a risk-free interest rate of 4.7%, volatility of 57.9%, dividends paid of 0.0%, and an expected life of the option of 4 years. Interest accreted on the notes payable during 2008 was $341,036 (2007 – $143,104).

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

The fair value of the conversion feature has been recorded in equity, reducing the amount assigned to the debt component. The debt component is accreted to its fair value over the term to maturity as a non-cash interest charge.

10. ASSET RETIREMENT OBLIGATIONS:

The Company's asset retirement obligations relate to site restoration, clean-up and ongoing treatment and monitoring of the Topia and Guanajuato mines. A reconciliation of the provision for asset retirement obligations is as follows:

	2008	2007
Balance, beginning of year	**$ 1,101,171**	$ 92,285
Changes in cash flow estimates	**(277,971)**	986,182
Accretion expense	**281,677**	22,704
Balance, end of year	**$ 1,104,877**	$ 1,101,171

The provision for asset retirement obligations is based on the following assumptions:

- The total undiscounted estimated cash flows required to settle the Company's estimated obligations is US$2,893,000 (2007 - US$2,289,000).
- The expected timing of payments is estimated as follows: US$914,000 in 2012, US$161,000 in 2013, US$172,000 in 2014, US$1,218,000 in 2017, US$207,000 in 2018, and US$221,000 in 2019. This timing matches the estimated remaining life of the mines, which is 3 years for Guanajuato and 7 years for Topia in the absence of a reliable estimate of reserves.
- A credit-adjusted risk-free rate of 25.1% (2007 – 25.1%) has been used to discount cash flows.

11. CAPITAL STOCK:

(a) Authorized:

Unlimited number of common shares without par value

Unlimited number of Class A preferred shares without par value, issuable in series

Unlimited number of Class B preferred shares without par value, issuable in series

(b) Issued:

	Number of Common Shares	Stated Value
Balance carried forward, December 31, 2005	47,349,431	$ 21,536,440
Exercise of "F" warrants at $0.62 per share	2,179,472	1,351,273
Exercise of "G" warrants at $0.62 per share	4,034,000	2,501,080
Exercise of "H" warrants at $0.62 per share	2,147,500	1,331,450
Exercise of "I" warrants at $0.90 per share	197,000	177,300
Exercise of "J" warrants at $0.90 per share	3,062,500	2,756,250
Exercise of "K" warrants at $2.65 per share	127,999	339,197
Exercise of agent warrants	1,149,886	817,530
Exercise of options	1,799,560	869,257
Private placement at $2.00 per unit, net of costs (i)	7,500,000	13,866,639
Issue of options and warrants for financing services	–	(251,500)
Issue of shares pursuant to mineral property option agreements – Virimoa and Mapimi	250,000	613,000
Reclass from contributed surplus on exercise of options	–	485,229
Balance, December 31, 2006	69,797,348	46,393,145
Exercise of "I" warrants at $0.90 per share	3,906,200	3,515,580
Exercise of agents warrants	200,920	180,828
Exercise of "J" warrants at $0.90 per share	5,034,300	4,530,870
Exercise of agent warrants	553,084	497,776
Exercise of options	1,017,500	678,000
Issue of shares pursuant to mineral property agreement	200,000	246,000
Reclassification from contributed surplus on exercise of options	–	819,356
Reclassification to common shares on cashless exercise of options	35,000	126,892
Balance, December 31, 2007	80,744,352	56,988,447
Exercise of options	465,000	398,250
Exercise of warrants	100,500	142,710
Issue of shares pursuant to mineral property agreement	344,669	191,568
Reclassification from contributed surplus on exercise of options	–	157,896
Repricing of broker warrants	–	(13,409)
Balance, December 31, 2008	81,654,521	$ 57,865,462

No preferred shares have been issued.

(i) On June 1, 2006, the Company issued 7,500,000 units by private placement at a price of $2.00 per unit (Unit) for gross proceeds of $15,000,000 and paid cash issuance costs of $1,133,361. Each Unit comprises one common share and one-half of one transferable share purchase warrant. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $2.65 until June 1, 2008. After the expiration of the hold period the Company has the right to accelerate the expiry date of the warrants if the closing price of the Company's common shares on the TSX Exchange exceeds $3.35 for a period of 20 consecutive trading days. The warrants expired on June 1, 2008. The Company also issued 479,375 broker warrants entitling the holder to acquire one common share of the Company at $2.00 for a period of twenty-four months. The fair value of broker warrants of $251,500 is recorded as a cost of financing and is included in contributed surplus. The broker warrants expired on June 1, 2008.

During the year ended December 31, 2008, nil (2007 – nil; 2006 – 1,012,500) shares were released pursuant to time-based provisions of the escrow agreement.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

(c) Contributed surplus:

	Stated Value
Balance, December 31, 2005	1,638,819
Issue of warrants for financing activities	251,500
Reclassification to common shares on exercise of options	(485,229)
Stock-based compensation	4,672,774
Balance, December 31, 2006	6,077,864
Reclassification to common shares on exercise of options	(819,356)
Reclassification to common shares on cashless exercise of options	(126,892)
Stock-based compensation	1,129,500
Balance, December 31, 2007	6,261,116
Reclassification to common shares on exercise of options	(157,896)
Stock-based compensation	1,165,121
Repricing of broker warrants	13,409
Repricing of stock options	443,150
Balance December 31, 2008	$ 7,724,900

(d) Stock options and warrants:

The Company, in accordance with the policies of the Toronto Stock Exchange (the "Exchange"), is authorized to grant incentive stock options ("options") to officers, directors, employees and consultants. The Exchange policies permit the Company's directors to grant options for the purchase of shares of the Company to qualified persons as incentive for their services. Pursuant to the Company's 2003 Incentive Stock Option Plan (the "Plan"), options must be non-transferable and may not exceed 10% of the issued and outstanding common shares of the Company at the time of granting and may not exceed 5% of the outstanding to any individual (maximum of 2% to any consultant) in any 12-month period. The exercise price of options is determined by the board of directors by reference to the market value of the shares at the date of grant. Options have expiry dates of no longer than five years from the date of grant and terminate 30 days following the termination of the participant's employment. Vesting of options is generally at the time of grant.

On December 3, 2007, the Company amended the Plan to allow a participant the right, when entitled to exercise an option, to terminate the option and in lieu of receiving common shares pursuant to the exercise of the option, receive at no cost to the participant, that number of common shares which when multiplied by the closing price of the common shares on the day immediately prior to the exercise, have a total value equal to the product of that number of common shares subject to the option multiplied by the difference between the closing price on the day immediately prior to the exercise of the right and the option exercise price. In the year ended December 31, 2008, nil (2007 – 35,000; 2006 – nil) common shares were issued upon cashless exercises.

The continuity of common stock options for 2008 is as follows:

Exercise Price	Expiry Date	Balance December 31, 2007	Granted	Cancelled/ Expired	Exercised	Balance December 31, 2008
0.45	February 8, 2009	490,000			–	490,000
0.52	April 5, 2009	30,000			–	30,000
0.45	May 25, 2009	60,000			(20,000)	40,000
0.45	February 27, 2010	150,000	–		(25,000)	125,000
0.45	July 26, 2010	400,000	–	–	–	400,000
0.90	January 5, 2011	1,201,700	–	–	(20,000)	1,181,700
0.90	January 14, 2008	400,000	–	–	(400,000)	–
2.65	January 14, 2008	400,000	–	(400,000)	–	–
1.42	December 06, 2011	2,105,000	–	(420,000)	–	1,685,000
1.42	March 11, 2012	115,000	–	(15,000)	–	100,000
1.42	June 05, 2012	375,000	–	(125,000)	–	250,000
1.42	September 10, 2012	550,000	–	(25,000)	–	525,000
1.42	April 30, 2010	–	350,000	–	–	350,000
1.42	May 14, 2013	–	1,485,000	(265,000)	–	1,220,000
1.42	July 31, 2013	–	125,000	–	–	125,000
		6,276,700	1,960,000	(1,250,000)	(465,000)	6,521,700
Weighted average exercise price		$1.22	$1.42	$1.97	$0.86	$1.16

As at December 31, 2008, all share options are fully vested. The weighted average remaining contractual life of the options is 2.7 years.

On April 9, 2008, the Board of Directors approved amending the exercise price of 2,070,000 outstanding incentive stock options previously exercisable at $2.65 to $1.42 and 925,000 outstanding incentive stock options previously exercisable at $2.00 to $1.42. The reduction in the exercise price became effective on April 23, 2008. An expense of $443,150 related to the re-pricing of the options has been included in stock-based compensation expense.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

The continuity of common stock options for 2007 is as follows:

Exercise Price	Expiry Date	Balance December 31, 2006	Granted	Cancelled/ Expired	Cashless Exercise	Exercised	Balance December 31, 2007
0.45	February 8, 2009	490,000	–	–	–	–	490,000
0.52	April 5, 2009	30,000	–	–	–	–	30,000
0.45	May 25, 2009	100,000	–	–	–	(40,000)	60,000
0.45	February 27, 2010	200,000	–	–	–	(50,000)	150,000
0.45	July 11, 2010	100,000	–	–	–	(100,000)	–
0.45	August 30, 2010	75,000	–	–	–	(75,000)	–
0.45	July 26, 2010	580,000	–	–	–	(180,000)	400,000
0.60	September 29, 2007	125,000	–	–	–	(125,000)	–
0.90	January 5, 2011	1,551,700	–	–	–	(350,000)	1,201,700
0.90	December 31, 2007	237,500	–	–	(140,000)	(97,500)	–
0.90	January 14, 2008	400,000	–	–	–	–	400,000
2.65	January 14, 2008	400,000	–	–	–	–	400,000
2.65	December 6, 2011	2,295,000	–	(190,000)	–	–	2,105,000
2.65	March 11, 2012	–	165,000	(50,000)	–	–	115,000
2.00	June 5, 2012	–	525,000	(150,000)	–	–	375,000
2.00	September 10, 2012	–	550,000	–	–	–	550,000
		6,584,200	1,240,000	(390,000)	(140,000)	(1,017,500)	6,276,700
Weighted average exercise price		$ 1.50	$ 2.09	$ 2.40	$ 0.90	$ 0.67	$ 1.71

The continuity of common stock options for 2006 is as follows:

Exercise Price	Expiry Date	Balance December 31, 2005	Granted	Cancelled/ Expired	Exercised	Balance December 31, 2006
0.45	February 8, 2009	710,000	–	–	(220,000)	490,000
0.52	April 5, 2009	60,000	–	–	(30,000)	30,000
0.45	May 25, 2009	100,000	–	–	–	100,000
0.45	February 27, 2010	250,000	–	–	(50,000)	200,000
0.45	May 2, 2006	100,000	–	–	(100,000)	–
0.45	July 11, 2010	100,000	–	–	–	100,000
0.45	August 30, 2010	125,000	–	(50,000)	–	75,000
0.45	July 26, 2010	700,000	–	–	(120,000)	580,000
0.60	September 13, 2006	747,260	–	–	(747,260)	–
0.60	September 29, 2007	125,000	–	–	–	125,000
0.45	October 4, 2006	416,500	–	–	(416,500)	–
0.90	January 5, 2011	–	1,605,000	(50,000)	(3,300)	1,551,700
0.90	December 31, 2007	–	350,000	–	(112,500)	237,500
0.90	January 14, 2008	–	400,000	–	–	400,000
2.65	January 14, 2008	–	400,000	–	–	400,000
2.65	December 6, 2011	–	2,295,000	–	–	2,295,000
		3,433,760	5,050,000	(100,000)	(1,799,560)	6,584,200
Weighted average exercise price		$ 0.46	$ 1.83	$ 0.68	$ 0.48	$ 1.50

The Company applies the fair value-based method of accounting for employee stock options granted after January 1, 2003. During the year ended December 31, 2008, the Company recorded compensation expense for the fair value of stock options of $1,608,271 (2007 – $1,129,500, 2006 – $4,672,774) for stock options that were granted or repriced during the year. The weighted average fair value of options granted or repriced during 2008 was $0.32 (2007 – $0.91, 2006 – $0.93). The fair value per option was determined using the following weighted average assumptions:

	2008	2007	2006
Risk-free interest rate	**3.0%**	4.4%	3.8%
Dividend paid	**0.0%**	0.0%	0.0%
Expected life	**4.1 years**	5.0 years	4.2 years
Volatility	**66.6%**	64.0%	65.2%

(e) Warrants:

The continuity of warrants for 2008 is as follows:

Series	Exercise Price	Expiry Date	Balance December 31, 2007	Issued	Exercised	Expired	Balance December 31, 2008
Series “K” Warrants	1.42	June 1, 2008	3,621,999	–	(100,500)	(3,521,499)	–
Broker Warrants	1.42	June 1, 2008	479,375	–	–	(479,375)	–
			4,101,374	–	(100,500)	(4,000,874)	–

On April 9, 2008, the Board of Directors amended the terms of the 3,621,999 outstanding “K” warrants and the 479,375 outstanding broker warrants by reducing the exercise price from $2.65 and $2.00, respectively, to $1.42. There was no change to the expiry date.

The continuity of warrants for 2007 is as follows:

Series	Exercise Price	Expiry Date	Balance December 31, 2006	Issued	Exercised	Expired	Balance December 31, 2007
Series “I” Warrants	0.90	Nov. 30, 2007	3,906,200	–	(3,906,200)	–	–
Agents’ Warrants	0.90	Nov. 30, 2007	200,920	–	(200,920)	–	–
Series “J” Warrants	0.90	Dec. 20, 2007	5,034,300	–	(5,034,300)	–	–
Agents’ Warrants	0.90	Dec. 20, 2007	553,084	–	(553,084)	–	–
Series “K” Warrants	2.65	June 1, 2008	3,621,999	–	–	–	3,621,999
Broker Warrants	2.00	June 1, 2008	479,375	–	–	–	479,375
			13,795,878	–	(9,694,504)	–	4,101,374

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

The continuity of warrants for 2006 is as follows:

Series	Exercise Price	Expiry Date	Balance December 31, 2005	Issued	Exercised	Expired	Balance December 31, 2006
Series "F"Warrants	0.62	June 28, 2006	1,039,861	–	(1,039,861)	–	–
Agents' Warrants	0.62	June 28, 2006	127,500	–	(127,500)	–	–
Series "F" Warrants	0.62	July 18, 2006	1,139,611	–	(1,139,611)	–	–
Finders' Warrants	0.62	July 18, 2006	48,200	–	(48,200)	–	–
Series "G" Warrants	0.62	Sept. 13, 2006	4,034,000	–	(4,034,000)	–	–
Series "H" Warrants	0.62	Oct. 4, 2006	2,147,500	–	(2,147,500)	–	–
Series "I" Warrants	0.90	Nov. 30, 2007	4,103,200	–	(197,000)	–	3,906,200
Agents' Warrants	0.90	Nov. 30, 2007	410,320	–	(209,400)	–	200,920
Series "J" Warrants	0.90	Dec. 20, 2007	8,096,800	–	(3,062,500)	–	5,034,300
Agent's Warrants	0.90	Dec. 20, 2007	735,990	–	(182,906)	–	553,084
Series "K" Warrants	2.65	June 1, 2008	–	3,749,998	(127,999)	–	3,621,999
Broker Warrants	2.00	June 1, 2008	–	479,375	–	–	479,375
Agent Warrants	0.62	Sept. 13, 2006	–	373,630	(373,630)	–	–
Agent Warrants	0.62	Oct. 4, 2006	–	208,250	(208,250)	–	–
			21,882,982	4,811,253	(12,898,357)	–	13,795,878

(f) Advances on share subscriptions

As at December 31, 2008, the Company received a total of $85,000 (2007 – nil; 2006 – nil) in advances on share subscriptions to be applied to future private placements (note 19(a)). The cash was restricted as of December 31, 2008.

(g) Revision to Shareholder Rights Plan

On March 7, 2008, the Board of Directors approved the adoption of a Shareholder Rights Plan (the "Plan") as part of its procedures for dealing with any parties who may seek to acquire control of the Company through a take-over bid or other transaction. To implement the Plan, the Board of Directors of the Company authorized the issue of one Right in respect of each common share of the Company outstanding to holders of record on March 7, 2008. Until the occurrence of certain specific events, the Rights will trade with the common shares of the Company.

The Rights become exercisable only when a person, including any party related to it or acting jointly with it, acquires or announces its intention to acquire 20% or more of the outstanding common shares of the Company without complying with the "Permitted Bid" provisions of the Plan. Under the Plan, a Permitted Bid is a bid made to all shareholders on identical terms and conditions that is open for at least 60 days. If at the end of 60 days more than 50% of the outstanding shares, other than those owned by the offeror and certain persons related to the offeror or acting jointly with it, have been tendered, the offeror may take up and pay for the shares but must extend the bid for a further 10 business days to allow all other shareholders to tender. Should a non-permitted acquisition occur, each Right would entitle each holder of common shares (other than the offeror and certain parties related to the offeror or acting jointly with it) to purchase additional common shares of the Company at a 50% discount to the market price at the time.

The Plan was ratified on June 27, 2008 and will continue until the annual general meeting of shareholders in 2012.

12. ACCUMULATED OTHER COMPREHENSIVE INCOME:

	December 31, 2008	December 31, 2007
Balance, beginning of period	**$ 5,945**	$ –
Unrealized gain (loss) on marketable securities	**(43,537)**	5,945
on marketable securities	**$ (37,592)**	$ 5,945

13. CAPITAL MANAGEMENT:

The Company's objectives when managing capital are to:

- ensure there are adequate capital resources to safeguard the Company's ability to continue as a going concern,
- maintain adequate levels of funding to support the acquisition, exploration, development, and production of mineral properties,
- maintain investor, creditor and market confidence to sustain future development of the business, and
- provide returns to shareholders and benefits for other stakeholders.

The Topia and Guanajuato mines are producing properties, but exploration activities are also performed at these properties in order to identify further resources. Funds realized from the sale of concentrates are largely used to finance the operations of the producing properties. Additionally, the Company carries out exploration activities on the Mapimi property which does not generate any operating income or cash flow. The Company is largely dependent on external financing to fund exploration activities. To undertake planned exploration, the Company will raise additional funds as needed. Funds are primarily secured through convertible debt and equity capital raised by way of private placements.

The Company manages its capital in a manner that provides sufficient funding for operational activities. Annual capital and operating expenditure budgets, and rolling forecasts, are used to determine the necessary capital requirements. These budgets are approved by management and the Board of Directors and updated for changes in the underlying assumptions, economic conditions and risk characteristics of the underlying assets, as necessary. In order to maintain or adjust the capital structure, the Company may issue new debt or capital through private placements. For the year ended December 31, 2008, there were some changes in quantitative and qualitative data about the Company's objectives, policies and processes for managing capital as compared to the prior period. In response to the global economic downturn in the latter part of 2008, the Company increased its focus on internally generated cash flow to reduce its reliance on equity and debt financing.

As at December 31, 2008, total managed capital was $14,231,611, comprised of:

	December 31, 2008	December 31, 2007
Total debt [(1)]	**$ 5,544,976**	$ 4,117,236
Less: Cash	**606,244**	5,357,977
Net debt (cash)	**4,938,732**	(1,240,741)
Shareholders' equity	**9,292,879**	21,196,469
Adjusted capital	**$ 14,231,611**	$ 19,955,728
on marketable securities	**0.35**	(0.06)

(1) Includes current and long term portion of capital lease obligation and convertible loan notes

The Company's capital structure is dependent on expected business growth and changes in the business environment.

The Company is subject to externally imposed capital requirements under its lease financing contract. The Company's subsidiary may not transfer or assign more than 20% of its assets to a third party or enter into a merger contract without prior consent or the debt becomes fully repayable. Neither the Company nor any of its subsidiaries are subject to any other externally imposed capital requirements such as loan covenants or capital ratios. During the year ended December 31, 2008, the Company met all externally imposed capital and debt repayment requirements.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS:

The carrying values of cash and cash equivalents, amounts receivable, and accounts payable and accrued liabilities approximate their fair values due to the short-term nature of the items. The fair value of marketable securities is based on current bid prices at December 31, 2008. The fair value of the capital lease obligation to a third party approximates the amortized cost as the interest rate reflects the estimated market rate at December 31, 2008. The fair value of the convertible notes at December 31, 2008 is $6,014,000 as determined using the Black-Scholes valuation model. The weighted average assumptions used in the valuation model were a risk-free interest rate of 1.1%, volatility of 85.6%, dividends paid of 0.0%, and an expected life of the options of 1.9 years. The carrying value of the convertible notes at December 31, 2008 was $4,651,690.

In evaluating fair value information, considerable judgment is required to interpret the market data used to develop the estimates. The use of different market assumptions and different valuation techniques may have a material effect on the estimated fair value amounts. Accordingly, the estimates of fair value presented herein may not be indicative of the amounts that could be realized in a current market exchange.

For the year ended December 31, 2008, a mark-to-market loss of $43,537 for marketable securities designated as available-for-sale has been recognized in other comprehensive loss. Available-for-sale financial assets are denominated in Canadian dollars. There were no disposals or impairment provisions during the current interim period.

15. FINANCIAL RISK EXPOSURE AND RISK MANAGEMENT:

The Company is exposed in varying degrees to a number of risks arising from financial instruments. Management's close involvement in the operations allows for the identification of risks and variances from expectations. The Company does not participate in the use of financial instruments to mitigate these risks and has no designated hedging transactions. The Company has no collateral on its debt. The Board approves and monitors the risk management processes. The Board's main objectives for managing risks are to ensure liquidity, the fulfillment of obligations, the continuation of the Company's exploration program, and limited exposure to credit and market risks. There were no changes to the objectives or the process from the prior year.

The types of risk exposure and the way in which such exposures are managed are as follows:

(a) Concentration risk:

Concentration risks exist in cash and cash equivalents because significant balances are maintained with one financial institution. The risk is mitigated because the financial institution is a prime Canadian bank. Risk also exists in sales because the Company's revenues are currently substantially derived from sales to two customers in Mexico. Prior to 2008, the Company sold its concentrate to one customer. To mitigate the risk, the Company entered into a sales contract with a second customer. The Company continues to consider selling its concentrate to other potential economically viable customers.

(b) Credit risk:

Credit risk primarily arises from the Company's cash and cash equivalents and amounts receivable. The risk exposure is limited to their carrying amounts at the balance sheet date. Cash and cash equivalents are held as cash deposits or invested in guaranteed investment certificates with various maturity dates. The Company does not invest in asset-backed deposits or investments and does not expect any credit losses. The Company periodically assesses the quality of its investments and is satisfied with the credit rating of the bank and the investment grade of its guaranteed investment certificates.

Amounts receivable primarily consists of value added tax recoverable ("VAT") and trade accounts receivable. To reduce credit risk, the Company regularly reviews the collectibility of its amounts receivable and establishes an allowance based on its best estimate of potentially uncollectible amounts. An allowance of $303,126 has been provided for potentially uncollectible VAT as at December 31, 2008. With respect to trade receivables, our customers are large, publicly traded companies and have conducted business in Mexico for a number of years. At December 31, 2008, the trade accounts receivable balance totaled $1,693,512 of which 98% of the balance is due within 60 days. The Company historically has not had difficulty collecting receivables from its customers, nor have customers defaulted on any payments.

(c) Liquidity risk:

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.

The Company ensures there is sufficient capital to meet short term business requirements. One of management's goals is to maintain an optimal level of liquidity through the active management of the assets, liabilities and cash flows. The Company prepares annual budgets which are approved by the Board of Directors and prepares cash flows and liquidity forecasts on a quarterly basis.

For the year ended December 31, 2008, receipt of trade and VAT receivables and draws on cash and cash equivalents were used to fund the operating costs associated with the producing properties as well as mineral property exploration expenditures and head office costs. The Company's cash and cash equivalents are invested in guaranteed investment certificates which are available on demand to fund the Company's operating costs and other financial demands.

The maturities of the Company's convertible loan notes and capital lease obligation are disclosed in Notes 9 and 18(e). The Company manages the long-term liquidity risks associated with the convertible loan notes by including a holder's conversion feature in the agreements, which it anticipates will be exercised. In the event that the conversion feature is not exercised, the expectation is that the Company will have sufficient cash flow from operations to repay the debt.

(d) Market risk:

The significant market risks to which the Company is exposed are currency, interest rate and commodity price risk.

(i) Currency risk

The operating results and financial position of the Company are reported in Canadian dollars. As the Company operates in an international environment, some of the Company's financial instruments and transactions are denominated in currencies other than the Canadian dollar. The results of the Company's operations are subject to currency transaction and translation risk.

The Company's exploration, development, operating costs, and a significant portion of its administrative costs are in Mexico and are denominated in Mexican pesos or US dollars. Revenues from the sale of concentrates are denominated in US dollars. The fluctuation of the US dollar and Mexican peso in relation to the Canadian dollar will consequently impact the profitability of the Company and may also affect the value of the Company's assets and the amount of shareholders' equity.

Comparative foreign exchange rates as at December 31, 2008 are as follows:

	December 31, 2008	December 31, 2007
MXN Peso to CDN Dollar	**0.089**	0.091
US Dollar to CDN Dollar	**1.218**	0.091

The Company has not entered into any agreements or purchased any foreign currency hedging arrangements to hedge possible currency risks at this time. Management believes the foreign exchange risk derived from currency conversions for the Mexican operations is not significant and therefore does not hedge its foreign exchange risk. Additionally, the US dollar trade accounts receivable are short term in nature and foreign currency risk exposure is minimal.

(ii) Interest rate risk

The Company's policy is to invest cash in guaranteed investment certificates at fixed or floating rates of interest and cash equivalents are to be maintained in floating rates of interest in order to maintain liquidity, while achieving a satisfactory return for shareholders. Fluctuations in interest rates impact the value of cash and cash equivalents. The Company manages risk by monitoring changes in interest rates in comparison to prevailing market rates. As at December 31, 2008, the Company did not hold any guaranteed investment certificates.

For financial liabilities, the convertible loan notes and capital leases carry fixed interest rates of 8.0% and 9.6% per annum, respectively, and as such are not subject to fluctuations of interest rates.

(iii) Commodity price risk

The value of the Company's mineral resource properties depends on the price of silver, gold, lead and zinc and the outlook for these minerals. As at December 31, 2008, market prices were US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc.

Silver and gold, as well as lead and zinc prices have historically fluctuated widely and are affected by numerous factors outside of the Company's control, including, but not limited to, market fluctuations, government regulations relating to prices, taxes, royalties, allowable production, import, exports and supply and demand, industrial and retail demand, forward sales by producers and speculators, levels of worldwide production, short-term changes in supply and demand because of speculative hedging activities, and certain other factors related specifically to silver and gold. The value of trade receivables depends on changes in metal prices over the quotational period.

The profitability of the Company's operations is highly correlated to the market price of silver and gold. If metal prices decline for a prolonged period below the cost of production of the Company's Topia and Guanajuato mines, it may not be economically feasible to continue production.

The Company has not entered into any hedging or other commodity based risk instruments.

(iv) Sensitivity analysis

Based on historic trends over the last twelve months, volatilities in the above-noted market risks, and management's knowledge and experience in the financial markets, the Company believes the following movements are reasonably possible over a twelve-month period.

- A parallel shift of +1%/-1% from the prevailing market interest rates on deposits as of December 31, 2008.
- Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the USD, from the December 31, 2008 CAD to USD exchange rate of 0.821.

  Proportional foreign exchange movement of -10% (depreciation of CAD) and +10% (appreciation of CAD) against the Mexican peso, from the December 31, 2008 CAD to Mexican peso exchange rate of 11.296.
- A parallel shift of +10%/-10% from the prevailing commodity prices of US$10.79/oz for silver, US$870/oz for gold, US$949/tonne for lead, and US$1,121/tonne for zinc as of December 31, 2008.

If these movements were to occur, the impact on the consolidated net loss for each category of financial instrument held at the balance sheet date is presented below in thousands of dollars.

		Interest Rate Risk		Currency Rate Risk		Commodity Price Risk	
		-1%	+1%	-10%	+10%	-10%	+10%
	Carrying Amount ($'000)	Income ($'000)	Income ($'000)	Income ($'000)	Income ($'000)	Income ($'000)	Income ($'000)
Financial assets							
Cash and cash equivalents							
CAD	115	(1)	1	–	–	–	–
USD	114	(1)	1	13	(10)	–	–
Pesos	377	(4)	4	42	(34)	–	–
Amounts receivable							
USD	337	–	–	37	(31)	(34)	34
Pesos	2,433	–	–	270	(221)	–	–
Financial liabilities							
Accounts payable and accrued liabilities							
USD	1,000	–	–	(111)	91	–	–
Pesos	1,443	–	–	(160)	131	–	–
Capital lease obligation							
USD	893	–	–	(99)	81	–	–
Total Increase(Decrease)		(6)	6	(8)	7	(34)	34

16. INCOME TAXES:

Provision for income taxes:

	2008	2007	2006
Current income taxes	**$ (131,599)**	$ 149,969	$ 127,475
Future income taxes	**(519,890)**	2,421,504	(17,459)
	$ (651,489)	$ 2,571,473	$ 110,016

Income tax expense differs from the amount which would result from applying the statutory Canadian tax rates for the following reasons:

	2008	2007	2006
Net income (loss) before tax	**$ (14,937,341)**	$ (17,129,388)	$ (14,974,421)
Canadian income tax rate	**31.00%**	34.12%	34.12%
Income tax recovery expected	**(4,630,576)**	(5,844,547)	(5,109,272)
Permanent differences	**786,549**	(81,800)	1,766,992
Difference in tax rates	**1,575,899**	561,686	809,932
Benefit of tax attributes not recognized and other items	**1,616,639**	7,936,134	2,642,364
	$ (651,489)	$ 2,571,473	$ 110,016

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

The significant components of the Company's future income tax assets are as follows:

	2008	2007
Future income tax assets:		
Mineral property, plant and equipment and related debt	**$ 880,991**	$ 1,022,274
Office equipment financing and other	**313,855**	430,454
Capital losses	**252,794**	261,141
Non-capital losses	**4,068,367**	3,717,141
Total future income tax assets	**5,516,007**	5,431,010
Valuation allowance	**(5,516,007)**	(5,431,010)
Future income tax assets, net of allowance	**–**	–
Future income tax liabilities:		
Mineral properties	**(1,901,614)**	(2,421,504)
Future income tax liability	**$ (1,901,614)**	$ (2,421,504)

At December 31, 2008, the Company had operating losses of $17,300,903 (2007 – $13,170,509; 2006 – $20,988,000) and capital losses of $1,934,816 (2007 – $1,934,816; 2006 – $1,934,816). The operating losses at December 31, 2008 includes $15,269,132 (2007 – $12,365,275; 2006 – $7,285,000) in Canada and $2,031,745 (2007 – $805,233; 2006 – $13,703,000) in Mexico. The capital losses are without expiry, and the operating losses expire at various dates to 2028.

A new tax in Mexico, referred to as a "Flat Tax", was enacted in 2007 and came into effect on January 1, 2008. The Flat Tax is an alternative minimum tax. Taxpayers are required to pay the higher of the amount due under Income Tax or Flat Tax. The tax basis of fixed assets is significantly reduced and tax losses originating from prior years are not deductible under Flat Tax. For the year ended December 31, 2008, three of the Company's subsidiaries were subject to Income Tax and one subsidiary was subject to Flat Tax.

17. RELATED PARTY TRANSACTIONS:

The Company entered into the following transactions with related parties:

	2008	2007	2006
Consulting fees paid or accrued to companies controlled by directors of the Company	**$ 595,823**	$ 539,000	$ 388,250
Consulting fees paid or accrued to companies controlled by officers of the Company	**266,230**	395,943	272,578
Cost recoveries received or accrued from a company with a common director of the Company	**82,397**	631,117	–
Office and administration fees paid or accrued to a company controlled by a director of the Company	**36,138**	39,879	101,060

As at December 31, 2008, $314,435 (2007 – $74,401; 2006 – nil) was due to companies controlled by officers and directors of the Company and was included in accounts payable. Amounts due from companies with a common director were $61,720 (2007 – $400,742, 2006 – nil) and were included in amounts receivable.

18. COMMITMENTS AND CONTINGENCIES:

(a) On August 16, 2007, Minera de Villa Seca, S.A. de C.V. received a notice of assessment from the Instituto Mexicano Del Seguro Social (the Mexican Social Security Institute ("IMSS")) for approximately $322,000 of additional social security contributions due and penalties thereon. On November 9, 2007, the Company appealed this assessment and pledged a small piece of unused property at the Guanajuato mine as a guarantee. The guarantee will be removed upon successful appeal of the claim or by payment of the amount owing to the IMSS.

Unpaid IMSS amounts are required to be adjusted for the National Consumer Price Index and penalties increase over the passage of time. The value of the claim at December 31, 2008 is approximately $510,000. This has not been provided for since management believes that this assessment is without merit and will not have a material adverse impact on our financial position, results of operations or cash flows.

(b) The Company is committed to making severance payments amounting to approximately $1,552,000 to certain officers and management in the event that there is a change of control of the Company.

(c) Commitments outstanding relating to laboratory and drilling services amount to $943,000 in 2009, $622,000 in 2010, and $619,000 in 2011.

(d) The Company is committed to operating lease payments of $96,000 in 2009, $15,000 in 2010, $15,000 in 2011 and $15,000 in 2012.

(e) The Company has acquired equipment through a capital lease that bears interest at a rate of 9.6% and requires payments to the lease expiry date as follows:

		December 31, 2008
Years ending December 31:		
2009	$	**502,050**
2010		**480,899**
Total minimum lease payments	$	**982,949**
Less amount representing interest		**89,663**
Balance of the obligation	$	**893,286**
Current portion		**436,498**
	$	**456,788**

Included in mineral properties, plant and equipment at December 31, 2008, are leased assets with a cost of $785,047 and accumulated depreciation of $87,375. Interest on the capital lease of $24,438 is included in interest expense. Subsequent to year end, the lease agreement was amended for new payment terms note 19(d).

19. SUBSEQUENT EVENTS:

(a) On January 23, 2009, the Company closed a private placement offering of 5,125,000 units of the Company at a price of $0.20 per unit for gross proceeds of $1,025,000. Each unit comprises one common share and one-half of one non-transferable share purchase warrant. The securities issued in the private placement are subject to a hold period expiring May 24, 2009. Each whole warrant entitles the holder, upon exercise, to acquire one common share of the Company at a price of $0.35 until January 22, 2010. The Company has paid finders' fees totaling $50,400 cash and has issued 169,050 finder's warrants, which are also exercisable at $0.35 until January 22, 2010. Six officers participated by acquiring an aggregate of 565,000 units.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

(b) On February 9, 2009, the Company granted incentive stock options to employees, consultants, directors and officers to purchase up to an aggregate of 5,752,700 common shares under the Company's Incentive Share Option Plan. The options are exercisable for a period of five years from the date of grant at a price of $0.45 per share. On February 9, 2009, the Company cancelled 3,106,700 incentive stock options exercisable at $0.90 and $1.42 which had been granted in prior years to employees and consultants. On February 18, 2009, the Company cancelled 1,450,000 incentive stock options exercisable at $1.42 which had previously been granted to directors and officers.

(c) Subsequent to December 31, 2008, 490,000 incentive stock options exercisable at $0.45 expired. The Company also entered into a consulting agreement and granted incentive stock options to purchase up to an aggregate of 160,000 common shares. The options are exercisable at a price of $0.45 and vest as to 25% on the date of grant and 25% as to every three months thereafter. The options expire three years from the date of grant.

(d) On February 17, 2009, the Company committed to implementing an environmental program as a result of participating in a voluntary audit to ensure compliance with regulations governing the protection of the environment in Mexico. The Company expects to make expenditures of $491,000 in 2009 and $165,000 in 2010 as a result of the program.

(e) On March 4, 2009, the Company's capital lease agreement was amended to require minimum lease payments of $445,000 in 2009, $490,000 in 2010, and $77,000 in 2011 at an interest rate of 10.5% per annum.

20. RECONCILIATION BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND UNITED STATES ACCOUNTING PRONOUNCEMENTS:

The effect of the measurement differences between Canadian GAAP and US GAAP on the consolidated balances sheets and statements of operations and cash flows is summarized as follows:

	December 31, 2008		December 31, 2007	
	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Convertible note payable (note 20(a)(iv))	**4,651,690**	**6,070,000**	4,028,611	6,070,000
Share capital	**57,865,462**	**64,076,667**	56,988,447	63,199,652
Contributed surplus	**7,724,900**	**7,739,900**	6,261,116	6,276,116
Equity component of convertible note	**2,569,000**	**–**	2,569,000	–
Deficit	**(58,913,891)**	**(63,989,406)**	(44,628,039)	(50,326,633)

Share capital and contributed surplus:

	2008	2007
Share capital and contributed surplus, under Canadian GAAP	**$ 65,590,362**	$ 63,249,563
Adjustment for stock-based compensation for employees (note 20(a)(ii))	**15,000**	15,000
Reversal of recapitalization of deficit (note 20(a)(iii))	**6,211,205**	6,211,205
Share capital and contributed surplus, under US GAAP	**$ 71,816,567**	$ 69,475,768

Deficit:

	2008	2007
Deficit, under Canadian GAAP	**$ (58,913,891)**	$ (44,628,039)
Adjustment for stock-based compensation for employees (note 20(a)(ii))	**(15,000)**	(15,000)
Reversal of recapitalization of deficit (note 20(a)(iii))	**(6,211,205)**	(6,211,205)
Interest accreted on convertible loan note (note 20(a)(iv))	**1,150,690**	527,611
Deficit, under US GAAP	**$ (63,989,406)**	$ (50,326,633)

Loss and loss per share:

	2008	2007	2006
Loss for the year, under Canadian GAAP	**$ (14,285,852)**	$ (19,700,861)	$ (15,084,437)
Interest accreted on convertible loan note (note 20(a)(iv))	**623,079**	377,812	149,799
Loss for the year, under US GAAP	**$ (13,662,773)**	$ (19,323,049)	$ (14,934,638)
Basic and diluted loss per share, under US GAAP	**$ (0.17)**	$ (0.27)	$ (0.25)
Weighted average number of common shares, basic and diluted	**81,321,733**	72,227,455	59,720,424

(a) These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP). A description of US GAAP and practices prescribed by the US Securities and Exchange Commission (collectively US GAAP) that result in measurement differences from Canadian GAAP are as follows:

(i) Income taxes:

As described in note 2(n), the Company follows the asset and liability method of accounting for income taxes which is also in accordance with Statement of Financial Accounting Standards Board No. 109 *Accounting for Income Taxes* (SFAS 109). Under Canadian GAAP, future tax assets and liabilities are recorded at substantively enacted tax rates. Under US GAAP, deferred tax assets and liabilities are recorded at enacted tax rates. In 2008, there were no differences between enacted and substantively enacted rates. For each of the years ended December 31, 2008 and 2007, net future tax assets are fully offset by a valuation allowance as it is not more likely than not that the future tax assets would be realized. As a result, the application of US GAAP in accounting for income taxes does not result in any material measurement differences from Canadian GAAP for future tax assets or liabilities.

In June 2006, FASB issued Financial Interpretation No. 48, *Accounting for Uncertainty in Income Taxes – An Interpretation of SFAS Statement No. 109*. This interpretation provides guidance on recognition and measurement of uncertainties in income taxes and is effective for fiscal years beginning after December 15, 2006. For US GAAP purposes, no adjustment was required to the consolidated financial statements as a result of the adoption of this interpretation.

(ii) Stock-based compensation:

The Company adopted the new recommendations of the Canadian Institute of Chartered Accountants with respect to the accounting for stock-based compensation on January 1, 2002 as described in note

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

2(i). Statement of Financial Accounting Standards Board No. 123, *Accounting for Stock-Based Compensation* (SFAS 123) became effective for US GAAP purposes for fiscal years beginning after December 15, 1995.

For fiscal years ending prior to December 31, 2003, as allowed by SFAS 123, the Company followed the intrinsic value principles of APB Opinion 25, *Accounting for Stock Issued to Employees* and related interpretations, in measuring compensation expense for employee options. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the measurement date, which is generally the grant date, over the amount an employee must pay to acquire the stock. The application of APB 25 resulted in compensation expense of $15,000 being recognized for employees in the year ended December 31, 2001 under US GAAP and no similar expense was required under Canadian GAAP. Effective January 1, 2003, the Company adopted the fair value recognition provisions of SFAS 123 whereby the fair value of the stock options granted to employees was expensed. Under the modified prospective method of adoption selected by the Company under the provisions of Statement of Financial Accounting Standards Board No. 148 *Accounting for Stock-Based Compensation-Transition and Disclosure* (SFAS 148), employee compensation cost recognized in 2003 is the same as that which would have been recognized had the provisions of SFAS 123 been applied from its original effective date. Results of prior years have not been restated.

Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (SFAS 123R) *Share Based Payment* using the modified prospective method for all employee awards granted, modified or settled after the effective date using the fair value measurement method of this standard. For unvested employee equity awards as of the effective date, compensation is to be recognized based upon the grant date fair value determined under SFAS 123, adjusted to reflect the estimated impact of forfeitures. Upon adoption of SFAS 123R, there was no cumulative effect adjustment required. Non-employee awards are accounted for under the fair value method under both Canadian and US GAAP.

There were no significant differences in accounting for stock-based compensation between Canadian GAAP and US GAAP during the three years ended December 31, 2008.

(iii) Elimination of deficit:

During the year ended December 31, 1999, the Company reduced its paid-up capital by $6,211,205 to eliminate the deficit at March 31, 1999. In order to effect these reductions, it was not necessary to revalue the assets of the Company. As a consequence, all conditions under the US GAAP quasi-reorganization rules were not met and the recapitalization of the deficit would not be recorded.

(iv) Convertible note payable:

Under Canadian GAAP, the proceeds of the financing allocated to the estimated fair value of the conversion feature of the debt is recorded as an equity component of the debt (note 9(b)). Under US GAAP, a value is assigned to the conversion feature only if the effective conversion rate is less than the market price of the common stock at the date of issuance, which it was not. Accordingly, no value would be assigned under US GAAP to the conversion feature on the convertible notes issued in 2006 and 2007.

Applying US GAAP, the convertible notes at December 31, 2008 would be recorded as a liability at face value of $6,070,000 and no value would be assigned to the equity component of the convertible notes. In addition, accretion on the calculated debt discounts on the convertible notes under Canadian GAAP of $623,079 (2007 – $377,812, 2006 – $149,799) for the year ended December 31, 2008 would not have been recorded, reducing interest expense by an equivalent amount.

(v) Mineral properties, plant, and equipment:
Production facilities and mineral property costs are currently amortized over the estimated remaining life of mine of 3 years for Guanajuato and 7 years for Topia. Under US GAAP, the Company expects to use the units-of-production method based on reserves as defined under SEC Industry Guide 7 once such reserve amounts are determinable.

Under Canadian GAAP, periodic option payments related to mineral properties are expensed prior to commercial feasibility of mining operations being established. Under US GAAP, periodic option payments are capitalized when such payments are associated with the acquisition of mineral rights and amortized over their respective option term. This measurement difference is not material for all reporting periods.

(b) Recently adopted United States accounting pronouncements:

(i) In September 2006, the FASB issued Statement No. 157, *Fair Value Measurements*. The Statement defines fair value, establishes a framework for measuring fair value in the context of GAAP and expands the disclosure surrounding fair value measurement. The statement only applies to fair value measurements that are already required and is effective for fiscal years beginning after November 15, 2007. In January 2008, the FASB deferred the implementation of this standard for all non-financial assets and non-financial liabilities, except those that are or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. For financial assets and liabilities, the Company has adopted this standard on January 1, 2008. The impact of partially adopting FASB No. 157 for the year ended December 31, 2008 was not material to the Company's financial statements.

(ii) In February 2007, the FASB issued Statement No. 159, *Fair Value Option for Financial Assets and Liabilities*. This standard provides companies with an option to measure, at specified election dates, certain financial assets and liabilities at fair value. Changes in fair value are recognized in earnings. The statement is effective for fiscal years beginning after November 15, 2007. The Company has adopted this standard effective January 1, 2008, but has not elected to use the optional fair value measurement.

(iii) In May 2008, the FASB issued Statement No. 162, *The Hierarchy of Generally Accepted Accounting Principles*. The statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements in accordance with US GAAP. This statement was effective for the Company as of November 15, 2008, which is 60 days after the Securities and Exchange Commission's approval of Auditing Standard No. 6, *Evaluating Consistency of Financial Statements*. The adoption of this standard had no significant effect on the financial statements.

(c) Recently issued United States accounting pronouncements:

(i) In December 2007, the FASB issued SFAS 160, a standard on accounting for non-controlling interests and transactions with non-controlling interest holders in consolidated financial statements. This statement specifies that non-controlling interests are to be treated as a separate component of equity, with increases and decreases in the parent's ownership interest as capital transactions. This standard requires net income and comprehensive income to be displayed for both the controlling and the non-controlling interests. Additional required disclosures and reconciliations include a separate schedule that shows the effects of any transactions with the non-controlling interests on the equity attributable to the controlling interest.

The statement is effective for periods beginning on or after December 15, 2008 and is to be applied prospectively to all non-controlling interests, including any that arose before the effective date. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

YEARS ENDED DECEMBER 31, 2008, 2007 AND 2006 (EXPRESSED IN CANADIAN DOLLARS)

(ii) In December 2007, the FASB issued a revised standard on accounting for business combinations SFAS 141(R).

The major changes to accounting for business combinations are summarized as follows:

- all business acquisitions would be measured at fair value
- most acquisition-related costs would be recognized as expenses as incurred (they would no longer be part of the purchase consideration)
- non-controlling interests would be measured at fair value at the date of acquisition (i.e. 100% of the assets and liabilities would be measured at fair value even when an acquisition is less than 100%)
- goodwill, if any, arising on a business combination reflects the excess of the fair value of the acquiree, as a whole, over the net amount of the recognized identifiable assets acquired and liabilities assumed. Goodwill is allocated to the acquirer and the non-controlling interest.

The statement is effective for periods beginning on or after December 15, 2008. The Company does not expect the adoption of this Interpretation to have a significant effect on the Company's results of operations or financial position.

(iii) In March 2008, the FASB issued FASB Statement No. 161, *Disclosures about Derivative Instruments and Hedging Activities*. This new statement enhances disclosures regarding an entity's derivative and hedging activities. This statement is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard.

(iv) In May 2008, the FASB issued Staff Position No. APB 14-1, *Accounting for Convertible Debt Instruments that may be Cash Settled Upon Conversion,* which clarifies the accounting for convertible debt instruments that may be settled in cash upon conversion. The guidance specifies that issuers of such instruments should separately account for the liability and equity components of those instruments by allocating the proceeds from issuance between the liability component and the embedded conversion option. The guidance is effective for the Company beginning January 1, 2009. The Company is currently assessing the impact of this new standard on the Company's financial statements.

OFFICERS AND MANAGEMENT

OFFICERS



Robert A. Archer, P. Geo.
President & Chief Executive Officer



Kaare G. Foy, B. Ec.
Executive Chairman



Charles Brown, B.Sc.
Chief Operating Officer



Robert F. Brown, P.Eng.
Vice President Exploration



Raakel Iskanius, CA
Chief Financial Officer



Wendy Ratcliffe, Dip.Tech.Fin.Mngt.
Corporate Secretary



Sergio Rios-Martinez
B.Ec., B.BA, MIM, MBA
Vice President of Corporate Relations



Ing. Francisco Ramos Sanchez
Vice President Business Development

SENIOR MANAGEMENT



Craig Mackay, MSc, MBA
Manager Information Systems



Deborah Young, CA
Corporate Controller

MINE MANAGERS



Ing. Carlos Castro Villalobos
Mine Manager – Guanajuato



Ing. Javier Melchor Ramirez Vargas
Mine Manager – Topia

CONTACT



Mariana Fregonese
Corporate Administrator

Design: Signal Studios, Toronto www.signalstudios.ca Cover Design: BAM Design.

CORPORATE INFORMATION

DIRECTORS

Kaare G. Foy, B. Ec.
Chairman of the Board

Robert A. Archer, P. Geo.

Malcolm A. Burne

John T. Kopcheff, B.Sc. (Honours)

Martin A. Carsky, CA

OFFICERS

Robert A. Archer, P. Geo.
President & Chief Executive Officer

Kaare G. Foy, B. Ec.
Executive Chairman

Raakel Iskanius, CA
Chief Financial Officer

Charles Brown, B.Sc.
Chief Operating Officer

Ing. Francisco Ramos Sanchez
Vice President Business Development

Robert F. Brown, P.Eng.
Vice President Exploration

Sergio Rios-Martinez, B.Ec., B.BA, MIM, MBA
Vice President of Corporate Relations.

Wendy Ratcliffe, Dip.Tech.Fin.Mngt.
Corporate Secretary

SENIOR MANAGEMENT

Deborah Young, CA
Corporate Controller

Craig Mackay, MSc, MBA
Manager Information Systems

Ing. Carlos Castro Villalobos
Mine Manager – Guanajuato

Ing. Javier Melchor Ramirez Vargas
Mine Manager – Topia

TRANSFER AGENT

Computershare Trust Company of Canada
510 Burrard Street, 3rd Floor
Vancouver, BC, Canada, V6C 3B9

AUDITOR

KPMG, LLP

HEAD OFFICE

Suite 2100, 1177 West Hastings Street
Vancouver, BC, Canada, V6E 2K3

LISTING

Toronto Stock Exchange (TSX)

Trading Symbol: GPR

SEC 20-F Effective 2005

Standard & Poor's Listed

ANNUAL GENERAL MEETING

Tuesday, June 30, 2009
11 am, PST
At Great Panther Resources Limited
Suite 2100, 1177 West Hastings Street
Vancouver, BC V6E 2K3

CONTACT

Mariana Fregonese
Corporate Administrator
Phone: 604-608-1766
Fax: 604-608-1768
Email: mfregonese@greatpanther.com

Brad Aelicks
Phone: 604-685-6465
Fax: 604-899-4303
Email: info@greatpanther.com

Website: www.greatpanther.com

Great Panther Resources Limited

Suite 2100, 1177 West Hastings Street
Vancouver, B.C. V6E 2K3
Telephone: (604) 608 1766 Fax (604) 608 1744


GREAT PANTHER
RESOURCES LIMITED

TSX: GPR

SEC 20-F Statement Filed; Standard & Poor's Listed

May 11, 2009 For immediate release

NEWS RELEASE

GREAT PANTHER ACHIEVES POSITIVE CORPORATE CASH FLOW

GREAT PANTHER RESOURCES LIMITED (TSX: GPR; the "Company") will report its revenues and earnings results for its quarter ended March 31, 2009 on Tuesday 12 May, 2009.

"For the first time in the Company's history, an overall net positive cash flow from operations was achieved," said Kaare Foy, Great Panther's Executive Chairman.

FIRST QUARTER HIGHLIGHTS

- 75% increase in earnings from mining operations (before amortization and depletion) to $2.6 million in the first quarter 2009 from $1.5 million for the fourth quarter 2008.
- Net cash provided by operating activities of $0.7 million in the first quarter 2009 compared to $0.3 million used in operating activities in the first quarter 2008.
- 11% increase in total quarterly production to 480,267 silver equivalent ounces (Ag eq oz) in the first quarter 2009 from 431,639 Ag eq oz in the first quarter 2008.
- 6% and 14% increase in revenues for the three months ended March 31, 2009 to $6.3 million compared to $5.9 million for the three months ended March 31, 2008 and $5.5 million for the three months ended December 31, 2008, respectively.
- 29% decrease in overall cash operating cost per silver ounce (net of by-product credits) to US$6.49 for the first quarter 2009 from US$9.20 for the first quarter 2008.
- Positive adjusted EBITDA(1) of $1.0 million for the three months ended March 31, 2009 compared with adjusted EBITDA loss of $1.4 million for the three months ended March 31, 2008.
- Re-opened eight mines at Topia in late January 2009 which had been closed during the fourth quarter 2008.
- Successfully negotiated more favourable terms for spot sales of Topia's lead concentrate to Asian smelters.
- Underground drilling and mine development at Topia and Guanajuato proved the continuity of high grade mineralization.

(1) Adjusted EBITDA is defined as earnings before interest expense, taxes, depletion and amortization, and stock-based compensation.


GPR 2006 – 2009 TOTAL QUARTERLY PRODUCTION
Silver Equivalent Ounces
Ag oz
500,000
450,000
400,000
350,000
300,000
250,000
200,000
150,000
100,000
50,000
0
Q1 2006
Q2 2006
Q3 2006
Q4 2006
Q1 2007
Q2 2007
Q3 2007
Q4 2007
Q1 2008
Q2 2008
Q3 2008
Q4 2008
Q1 2009

"These financial results mark a significant milestone in Great Panther's development", stated Robert Archer, Great Panther's President and CEO. "It is extremely rewarding to achieve cash profitability for the first time in the face of such adverse market conditions."

The Company's March 31, 2009 quarterly financial statements and management discussion & analysis will be available on the Company's website www.greatpanther.com and SEDAR.

For further information please visit the Company's website www.greatpanther.com, contact B&D Capital at telephone 604 685 6465, fax 604 899 4303 or e-mail info@greatpanther.com.

ON BEHALF OF THE BOARD

Signed: "Robert A. Archer"

Robert A. Archer,
President & CEO

Signed: "Kaare G. Foy"

Kaare G. Foy
Executive Chairman

FORWARD LOOKING STATEMENTS

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of the Securities Act (Ontario) (together, "forward-looking statements"). Such forward-looking statements may include but are not limited to the Company's plans for production at its Guanajuato and Topia Mines in Mexico, exploring its other properties in Mexico, the overall economic potential of its properties, the availability of adequate financing and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements expressed or implied by such forward-looking statements to be materially different. Such factors include, among others, risks and uncertainties relating to potential political risks involving the Company's operations in a foreign jurisdiction, uncertainty of production and cost estimates and the potential for unexpected costs and expenses, physical risks inherent in mining operations, currency fluctuations, fluctuations in the price of silver, gold and base metals, completion of economic evaluations, changes in project parameters as plans continue to be refined, the inability or failure to obtain adequate financing on a timely basis, and other risks and uncertainties, including those described in the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and reports on Form 6-K filed with the Securities and Exchange Commission and available at www.sec.gov and Material Change Reports filed with the Canadian Securities Administrators and available at www.sedar.com.



GREAT PANTHER RESOURCES LIMITED
2100 - 1177 WEST HASTINGS STREET
VANCOUVER, BC, CANADA V6E 2K3
TEL.604.608.1766
FAX.604.608.1744
T/F.1.888.355.1766
info@greatpanther.com
GREATPANTHER.COM